11/27

07028386

82- SUBMISSIONS FACING SHEET

Best Available Copy

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wacker Chemie AG

*CURRENT ADDRESS Hans-Seidel-Platz 4
81737 München, Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 04 2007
THOMSON FINANCIAL

FILE NO. 82- 35138

FISCAL YEAR 12/31/06

• Complete for initial submissions only •• Please note name and address changes

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DAT : 11/30/07



WACKER

ANNUAL REPORT 2006
WACKER CHEMIE AG

CREATING TOMORROW'S SOLUTIONS



OVERVIEW OF WACKER'S FIVE DIVISIONS


WACKER SILICONES
37 %


WACKER POLYMERS
16 %


WACKER FINE CHEMICALS
3 %


WACKER POLYSILICON
4 %


SILTRONIC
38 %

Proactive Partner for Customer Solutions

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products stand out via their significant value-adding potential – enhancing both the benefits and performance of customers' end products. Products from WACKER SILICONES find application in such sectors as construction, chemicals, cosmetics, textiles, motor vehicles, paper and electronics.

▷ Page 16

Technologically Strong and Close to its Markets

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are found in construction chemicals, binders, printing inks, surface coatings and in the paper and automotive sectors.

▷ Page 18

Tailored Solutions, Comprehensive Service

WACKER FINE CHEMICALS uses advanced chemical and biotech processes to manufacture innovative, tailored biotech and catalog products in the fine chemicals sector. Its products include pharmaceutical proteins, cyclodextrins, cysteine, chiral synthetic building blocks and acetylacetone. The division focuses on developing customized solutions for growth sectors such as pharmaceutical actives, cosmetics and food additives.

▷ Page 20

The Hyperpure Silicon Products Expert

WACKER POLYSILICON is a world-leading producer of hyperpure polysilicon. Its product portfolio also includes pyrogenic silicas, chlorosilanes and salt. Its polysilicon is used throughout the semiconductor industry and in the growing photovoltaics sector. Reflecting customers' application needs, the division's polysilicon meets extraordinarily rigorous quality standards.

▷ Page 22

Partner to Leading Global Semiconductor Manufacturers

Siltronic is one of the world's largest producers of hyperpure silicon wafers for the semiconductor industry. It is a key supplier of most leading chipmakers. Focusing on the growing 300 mm wafer market, the division has reinforced its strong position by virtue of size, technology, quality and high capacity utilization.

▷ Page 24

KEY FIGURES

WACKER at a Glance

		2006	2005	Change in %
Results / Return				
Sales	€ million	3,336.9	2,755.7	21.1
EBITDA	€ million	786.3	613.7	28.1
EBIT	€ million	456.3	262.5	73.8
Net income	€ million	311.3	143.7	116.6
Earnings per share	€	6.46	2.90	122.8
ROCE	%	17.9	10.3	–
Balance Sheet / Cash Flow				
Total assets	€ million	3,258.2	2,922.9	11.5
Equity	€ million	1,585.8	934.4	69.7
Equity ratio	%	48.7	32.0	–
Capital expenditures (incl. financial assets)	€ million	525.3	299.0	75.7
Depreciation (incl. financial assets)	€ million	330.0	351.2	–6.0
Net cash flow	€ million	184.7	158.7	16.4
Research				
Research expenditures	€ million	152.3	146.9	3.7
Employees				
Personnel expenses	€ million	962.4	867.8	10.9
Employees (December 31)	No.	14,668	14,434	1.6



FACTS & FIGURES

The Company Profile provides key information about fiscal 2006.
If your copy is missing, you can download it at www.wacker.com

Cover: WACKER cyclodextrin complexes encapsulate sensitive anti-aging substances, such as vitamins A, E and F, protecting them effectively against oxidation, heat and light.



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-0
Fax +49 89 6279-1770

www.wacker.com



Our Fundamental Entrepreneurial Values

Vision
The chemical industry makes a vital, long-term contribution to global progress and sustainable development. Future social and economic success will rest more than ever on worldwide collaboration and interconnected competencies. Thus, the best way of mastering today's and tomorrow's challenges is through flexible and specialized units that can also profit from the opportunities.

Mission
WACKER is a leader in the chemical and semiconductor sectors, pushing ahead with technical innovations and the development of new products for the world's key industries. In this way, the company helps improve people's lives. WACKER is organized as a group of independently operating units with extensive responsibility under one strong roof – this provides the necessary flexibility and resolve. Everything we do is conducive to global networking and cultural integration.

WACKER's Ten Group Goals

Customer focus: serving customers is our business – we must offer solutions for today and tomorrow.

Employees: promoting excellence – we need and want the best.

Sustainable management: focusing on coming generations – we cannot afford to mismanage our future.

Integrated silicon-based production: building on our strengths – we want to safeguard and extend our competitive lead.

Market share: competition stimulates business – we are out to win, not just to perform well.

Sales/growth: to grow is to succeed – we must see growth as a chance for everyone.

Innovation: aiming high – R&D secures our future.

Cash flow: standing on our own two feet – cash makes us self-reliant.

Profitability: profit is good – we can only spend what we have earned.

Value creation: securing and enhancing value – our efforts must pay off.

FORWARD THINKING – SUSTAINABLE STEWARDSHIP





As a globally active company, WACKER is a good corporate citizen that takes its social responsibilities very seriously. The company aims to adhere to the principles of sustainability in all its activities.

Setting Global Standards

One of WACKER's guiding principles is Responsible Care®, a voluntary, worldwide initiative launched by the chemical industry in 1984. Germany's chemical industry association (VCI) brought Responsible Care® to the country in 1991 – and WACKER joined in right from the start. Since then, the Group has been enhancing its safety, health and environmental performance on an ongoing and voluntary basis. Additionally, Wacker Chemie AG joined the Global Compact in April 2006. An agreement between the United Nations and the corporate world, the Global Compact endeavors to steer globalization in a more social and ecological direction.

WACKER is not, however, purely a producer and supplier of sustainable products and services. We have also assumed a more extensive role in society. Within the Group itself, wide-ranging initiatives actively promote our social principles – through personnel development, work/life balance programs and support of physically challenged employees.

In society at large, WACKER's strong sense of responsibility is reflected by its support of kindergartens, schools and universities, as well as its commitment to vocational and on-the-job training. As a good corporate citizen, the company actively reaches out to site neighbors and business partners.

GLOBALLY PRESENT, LOCALLY FOCUSED


Sales by region in € million
1,200
1,000
800
600
400
200
0
657.6
572.3 566.6
960.8
840.0 831.4
659.2 615.3
547.2
961.4
639.3
559.1
97.9 88.8
0.0
Germany
Europe
(excluding Germany)
The Americas
Asia
Other
regions
2006 2005 2004

Proximity to customers is about regional presence. Around the globe, WACKER's success is aided by short transport routes, as well as our understanding of local market needs and cultural identities. Our future lies where our customers operate.

Many Locations, One Standpoint

Since 1914, WACKER's plant in Burghausen (Germany) has been the Group's most important production site. But we also ventured into new regions and markets early on. Today, our production sites span four continents and we maintain subsidiaries and sales offices in 28 countries. We have also established a global network of technical centers, staffed largely by specialists from the region. Working in well-equipped laboratories, they draw on decades of WACKER expertise. In this way, we are able to partner with local customers, offering them competent advice to meet their specific needs.

Discovering New Products, Enhancing Proven Solutions

WACKER invests about five percent of sales revenues in R&D. This makes us one of the world's most research-intensive chemical companies. Our innovation management system taps our staff's inquiring minds to efficiently translate their discoveries into marketable solutions and products.
The "Consortium für elektrochemische Industrie" is WACKER's corporate research facility, which boasts a research pedigree stretching back over 100 years. The results speak for themselves: the Consortium has applied for more than 900 patents since its foundation in 1903. Our customers reap the benefits of this strong research tradition and of our broad expertise, accumulated across a wide variety of chemical disciplines.

WACKER is a technology leader in the chemical and semiconductor sectors, as well as an innovative partner for customers in numerous key industries around the globe. Well-positioned and successful in global markets, WACKER currently has 22 production sites and over 100 sales offices worldwide.

WACKER's Production Sites Worldwide



Europe

Burghausen
Freiberg (Saxony)
Jena
Kempten
Nünchritz
Stetten

The Americas

Adrian
Calvert City
Chino
Dalton
Eddyville
Jandira
North Canton
Portland (Oregon)

Asia

Akeno
Hikari
Kolkata
Nanjing
Shanghai
Singapore
Wuxi
Zhangjiagang

Technical centers worldwide

Australia
Brazil
China
Germany
India
Japan
Russia
Singapore
Taiwan
United Arab Emirates
USA

SILTRONIC

Key Data: Siltronic			
€ million	2006	2005	2004
Total sales	1,263.1	925.0	813.7
EBITDA	355.6	166.7	58.0
EBIT	213.1	5.8	-100.7
Capital expenditures	102.3	68.0	187.3
R&D expenses	63.2	65.4	71.0
Employees (as of Dec. 31)	5,585	5,631	6,032

WACKER's emergence as a world-leading supplier of silicon wafers dates from the mid-20th century. Today, WACKER's subsidiary Siltronic AG supplies the world's leading chipmakers with premium quality silicon wafers up to 300 mm in diameter.

Silicon Wafers – the Basis of High-Tech and Innovation

During television's infancy, when cellphones and CD/MP3 players were still dreams, WACKER was already producing monocrystalline silicon ingots. These ingots are sawn into ultrathin silicon wafers – the basis for producing electronic devices and integrated circuits (ICs).

Siltronic produces monocrystalline silicon ingots from polycrystalline hyperpure silicon. It then slices the ingots into wafers, followed by edge-rounding, grinding, etching, polishing, cleaning and, if required, further enhancement. Customers use our wafers to create discrete semiconductor devices (transistors and rectifiers) and all types of ICs (e.g. CPUs, memory chips).

Siltronic AG tailors its products to customers' extensive specifications. Crystal growing/orientation and a wide range of wafer diameters, surface finishes and electrical properties add up to numerous product parameters. That means our wafers can be optimally configured for customers' fabrication processes.

Siltronic produces silicon wafers with diameters from 75 to 300 mm. The company's main strategic focus is on the 300 mm sector, since this diameter is becoming the global standard. 300 mm technology enables our customers to considerably cut their production costs. As a result, more and more chipmakers are building fabs for this wafer diameter.

More and more data packed into tiny spaces. Ever-faster data processing. Today's information technology depends on integrated circuits (chips), produced on silicon wafers with diameters of up to 300 mm.



Siltronic at a Glance

Production Sites

- Germany
- Japan
- Singapore
- USA

Products

- Silicon wafers up to 300 mm in diameter
- Crucible-pulled silicon monocrystals
- Float-zone silicon monocrystals

Applications

- State-of-the-art microelectronic devices
- Computers
- Telecommunications
- Industrial control equipment
- Motor vehicles
- Consumer electronics
- Aerospace technology

WACKER POLYSILICON

Key Data: WACKER POLYSILICON			
€ million	2006	2005	2004
Total sales	325.6	288.1	258.8
EBITDA	118.3	90.2	74.5
EBIT	88.8	66.2	46.7
Capital expenditures	148.5	67.6	34.3
R&D expenses	5.1	5.3	6.0
Employees (as of Dec. 31)	875	832	769

As one of the world's largest polysilicon manufacturers, WACKER POLYSILICON is continually expanding capacity.

Polysilicon for wafers (used by chip and solar-cell manufacturers) must be of particularly high purity and have a specific surface structure. The starting point for polysilicon is metallurgical silicon. It takes many elaborate and complex processes to convert this raw material into hyperpure polysilicon. But this necessary infrastructure is at our disposal, thanks to WACKER POLYSILICON's integrated silicon-based production system.

The Sun as a Power Plant

Supplies of solar energy are inexhaustible on a human time scale. To satisfy the photovoltaic sector's cost and purity criteria, WACKER POLYSILICON has further optimized the rod-deposition process for producing solar-grade silicon. At the same time, we developed a novel process that produces silicon granules from trichlorosilane in a fluid bed. These silicon granules perfectly complement our existing product portfolio and are being put to use in new crystal-growing applications for solar technology.

Salt of the Earth

WACKER POLYSILICON owns a further source of raw materials - the Stetten salt mine. It covers WACKER's industrial salt needs and also supplies road salt.

From microchips to solar cells:
as a leading international manufacturer,
WACKER POLYSILICON supplies raw
materials for growth markets.



WACKER POLYSILICON at a Glance

Production Sites

Germany

Applications

Semiconductor and solar industries

Products

Hyperpure polycrystalline silicon
Chlorosilanes
Pyrogenic silicas
Salt
Caustic soda

WACKER FINE CHEMICALS

Key Data: WACKER FINE CHEMICALS			
€ million	2006	2005	2004
Total sales	112.6	110.5	103.3
EBITDA	10.5	17.6	16.1
EBIT	-4.5	10.1	8.5
Capital expenditures	4.0	13.2	3.6
R&D expenses	6.0	6.1	5.9
Employees (as of Dec. 31)	300	321	311

Bacteria make talented chemists, and enzymes make effective catalysts. WACKER FINE CHEMICALS exploits these capabilities in high-grade fine chemicals and customized solutions, providing new impetus in biotechnology.

The Future Belongs to Biotechnology

WACKER FINE CHEMICALS manufactures both standard fine chemicals and customized biotech products synthesized via advanced chemical and biochemical processes. Cyclodextrins, for example, are ring-shaped sugar molecules obtained by biotransformation of cornstarch. Able to temporarily trap other molecules inside their ring-like structure, cyclodextrins are the technology behind room sprays that neutralize unpleasant odors. In cosmetics, they protect invaluable substances (such as vitamins) against the destructive effects of light and oxygen. Plant-based cysteine (converted from cornstarch) is another innovative WACKER FINE CHEMICALS product. It offers a safe alternative to animal-based amino acids in the face of BSE, SARS and avian flu.

Biologics and Chiral Molecules

A further highly promising field is biologics, which are pharmaceutical proteins produced by bacteria and other methods. Here, WACKER FINE CHEMICALS has patented technologies for highly efficient processes, which are a major step toward better exploiting the vast therapeutic potential of proteins in the future.

Chiral molecules are an exciting example of synthetic building blocks. They occur in two forms in nature – as an image and mirror image. While they resemble each other completely, they have different effects. To rule out "wrong" effects, WACKER has the technology to produce enantiomerically pure chiral intermediates for the pharmaceutical industry.

Using a wide range of innovative technologies, WACKER FINE CHEMICALS manufactures additives, intermediates and proteins that add value to products in the cosmetics, pharmaceutical and food sectors.



WACKER FINE CHEMICALS at a Glance

Production Sites
Germany
USA

Products
Fine chemicals
Organosilanes
Chiral building blocks
Pharmaceutical proteins
Cyclodextrins
Cyclodextrin complexes
Cystine and cysteine
Basic chemicals

Applications
Cosmetics
Food
Household
Personal care
Pharmaceuticals
Agrochemicals
Specialty chemicals
Chemical industry

WACKER POLYMERS

Key Data: WACKER POLYMERS			
€ million	2006	2005	2004
Total sales	559.6	473.8	424.9
EBITDA	106.6	99.1	102.6
EBIT	88.8	80.9	80.9
Capital expenditures	17.8	21.0	9.1
R&D expenses	7.1	7.9	7.4
Employees (as of Dec. 31)	1,050	1,000	986

Building for the future: WACKER POLYMERS' polymeric binders ensure high construction quality when used as additives in plasters, self-leveling compounds, tile adhesives and exterior insulation and finish systems (EIFS).

The latter is a particularly interesting application, combining reduced energy consumption with protection against the elements. WACKER is the market leader for dispersible polymer powders and dispersions used in the construction sector. The keystone for our leadership position was laid fifty years ago, when we pioneered the production of polymeric binders in powder form.

Intelligent Connections

WACKER POLYMERS provides high-quality solutions for other demanding applications, too. For example, our products are used in heat-sealable coatings to ensure that yogurt-tub lids remain intact and airtight during transport, yet are easily removed for consumption. They improve the adhesion of printing inks without sacrificing color intensity. When incorporated into glassfiber-reinforced plastics for automotive body parts, our polymeric additives enhance surface quality so much that brilliant coatings can be applied. Elsewhere, WACKER POLYMERS has given everyone something to chew on. After all, the gumbase for chewing gum production contains polyvinyl acetate solid resins, and WACKER POLYMERS is the global market leader there, too.

Global Service Provided Locally

Because architectural techniques and building materials vary with culture, climate and available raw materials, we have established regional technical centers to support our customers locally. Over the years, we've accumulated a wealth of knowledge in this way, which we seek to pass on via our VINNAPAS® Academy.

From tile adhesives to potato chip bags: WACKER POLYMERS is the world's market leader for dispersible polymer powders in the construction chemicals sector and a highly respected specialist for polymeric additives.



WACKER POLYMERS at a Glance

Production Sites

China
Germany
USA

Products

Dispersible polymer powders and construction dispersions
Solid resins
Surface coating resins
Polyvinyl butyrals

Applications

Construction
Paints and surface coatings
Printing inks
Adhesives and composites
Paper and ceramics
Chemical industry

WACKER SILICONES

Key Data: WACKER SILICONES			
€ million	2006	2005	2004
Total sales	1,286.9	1,119.3	1,045.4
EBITDA	231.9	211.0	189.9
EBIT	147.8	111.5	105.8
Capital expenditures	110.1	100.8	107.0
R&D expenses	34.4	33.4	33.1
Employees (as of Dec. 31)	3,767	3,596	3,596

Silicones have a unique set of properties that make them coveted materials in many industries.

Thanks to their temperature properties, for example, silicone elastomers (silicone rubber) are indispensable for gaskets in electric irons and automobiles. Silicone resins, on the other hand, make facade paints weather-resistant, yet breathable. And the space industry relies on silicones' adhesive properties because they enable satellite solar panels to continue functioning at the extremely low temperatures of outer space.

Materials with Great Prospects

And there is no end in sight: WACKER SILICONES continues to invent and improve silicone products that are increasingly replacing other materials.

Silanes and Silicas

The portfolio is rounded out by silanes and pyrogenic silicas. Silanes are used to chemically bond organic and inorganic materials. Pyrogenic silicas serve as indispensable, highly versatile additives. These loose, voluminous white powders are primarily used as active fillers for modifying properties such as flow behavior.

From ultra-transparent electronic gels to specialty silicone resins for cosmetics: with over 3,000 highly specialized and innovative products and services, WACKER SILICONES is one of the world's largest silicone producers.



WACKER SILICONES at a Glance

Production Sites

Brazil
China
Germany
Italy
Japan
USA

Products

Silicone fluids
Silicone emulsions
Silicone elastomers
Silicone resins
Silicone sealants
Pyrogenic silica
[illegible]

Applications

Automotive and transport technology
[illegible]
[illegible]
Chemical industry
Coatings
Consumer care
[illegible]
[illegible]
[illegible] coating
Insulation technology
[illegible]
[illegible]
[illegible]
Plastics and rubber processing
Mechanical engineering and metal construction
Medical technology
[illegible]
[illegible] and [illegible]

For more than 90 years, WACKER has been asking the right questions and finding intelligent answers – in advanced materials. We aim to ensure that this success story continues.

Efficient Processes and Innovative Methods

Chemical reactions transform raw materials into new compounds. To maximize the efficiency of these reactions, we have created integrated material loops that save on resources, energy and costs. Our highly integrated production and supply chain is largely based on two raw materials: silicon and ethylene. Through integrated processes, we optimize the number of materials used – combining, processing and recycling them. Most by-products are either immediately processed into other products or recycled elsewhere in the production chain. Our integrated silicon-based production system, for example, uses just four raw materials (silicon, methanol, hydrogen and common salt [sodium chloride]) to produce pyrogenic silica, polysilicon and over 3,000 silicone products. And in our ethylene production system, we generate acetaldehyde, acetic acid, ketene, vinyl acetate, polymers and highly specialized dispersible polymer powders. An integrated management system guarantees consistently high quality.

Sophisticated Products through Intensive R&D

WACKER products are technological leaders in many areas. To enhance our leadership, we make above-average R&D investments in both basic research and application development. In areas such as silanes, cyclodextrins and hybrid materials, this approach has given us technological edges that we intend to expand in the future. But our research is aimed at more than just developing products – some of our manufacturing processes and logistics solutions are based on WACKER patents, too. And we support customers in their search for innovative products and processes that serve their markets. Thus, we continually seek to optimize manufacturing methods, develop more intelligent transport/packaging solutions, and make applications more efficient for customers.

WACKER – A TECHNOLOGY AND QUALITY LEADER WITH FIRST-RATE PROSPECTS





From solar cells to synthetic building blocks, WACKER's products have made us the technology and market leader in many application areas. We've achieved this success thanks to our 14,500 innovative, highly motivated employees and a strategic focus on core strengths.

Intelligent Solutions for Everyday Life

WACKER products and solutions are widely found in everyday life. They drive progress and change in all sorts of ways. Sometimes, our products are raw materials for active ingredients that do not occur naturally, but form the basis of life-saving medicines produced by the pharmaceutical sector. Sometimes, our products are catalysts that lead to new manufacturing methods or render established ones more cost-effective and environmentally sound. Sometimes, they are additives which, even though used in tiny amounts, impart new properties or enhance existing ones.

At WACKER, we help shape the world for today's and tomorrow's generations by posing questions such as: How can automobiles be made lighter, medicines more effective, computers more powerful or solar energy more efficient?

As an innovative chemical and semiconductor company with a wide range of state-of-the-art specialty products, WACKER is a leader in numerous industrial sectors worldwide. Our products are required in countless high-growth, downstream markets. These include solar power, electronics and pharmaceuticals, as well as household and personal-care products.

Our challenge and goal is to continually meet customer needs and market requirements. Our strengths lie in the technological edge, innovative power and quality of our products, as well as in our customer focus and the great dedication of our employees.

We are fully committed to social and environmental responsibility. As a publicly listed company, we strive to continually and sustainably increase our corporate value for shareholders, employees and society as a whole.

KEY FIGURES

WACKER at a Glance		2006	2005	Change in %
Results/Return				
Sales	€ million	3,336.9	2,755.7	21.1
EBITDA	€ million	786.3	613.7	28.1
EBIT	€ million	456.3	262.5	73.8
Net income	€ million	311.3	143.7	116.6
Earnings per share	€	6.46	2.90	122.8
ROCE	%	17.9	10.3	–
Balance Sheet/Cash Flow				
Total assets	€ million	3,258.2	2,922.9	11.5
Equity	€ million	1,585.8	934.4	69.7
Equity ratio	%	48.7	32.0	–
Capital expenditures (incl. financial assets)	€ million	525.3	299.0	75.7
Depreciation (incl. financial assets)	€ million	330.0	351.2	–6.0
Net cash flow	€ million	184.7	158.7	16.4
Research				
Research expenses	€ million	152.3	146.9	3.7
Employees				
Personnel expenses	€ million	962.4	867.8	10.9
Employees (December 31)	No.	14,668	14,434	1.6

This brochure contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.



WACKER

COMPANY PROFILE
WACKER CHEMIE AG

CREATING TOMORROW'S SOLUTIONS



As an innovative chemical and semiconductor company with a wide range of state-of-the-art specialty products, WACKER is a leader in numerous industrial sectors worldwide. Our products are required in countless high-growth, downstream markets. These include solar power, electronics and pharmaceuticals, as well as household and personal-care products.

Our challenge and goal is to continually meet customer needs and market requirements. Our strengths lie in the technological edge, innovative power and quality of our products, as well as in our customer focus and the great dedication of our employees.

We are fully committed to social and ecological responsibility. As a publicly listed company, we strive to continually and sustainably increase our corporate value for shareholders, employees and society as a whole.

CONTENTS




Executive Board

Corporate Facts



Management Report

Financial Statements

EXECUTIVE BOARD



Dr. Rudolf Staudigl	Dr. Peter-Alexander Wacker	Dr. Joachim Rauhut	Auguste Willems
	President & CEO		
Human Resources	Executive Personnel	Corporate Accounting	Corporate Engineering
(Personnel Director)	Corporate Development	Corporate Controlling	Sales & Distribution
Site Management	Corporate Communications	Corporate Finance	WACKER POLYMERS
Environment, Chemicals, Safety	Investor Relations	Information Technology	WACKER FINE CHEMICALS
Corporate R&D	Corporate Auditing	Procurement & Logistics	
Corporate Intellectual Property	Legal, Tax, Insurance		Region: The Americas
WACKER SILICONES	SILTRONIC	Region: Europe	
	WACKER POLYSILICON		
Region: Asia			

INTRODUCTION BY THE EXECUTIVE BOARD

Dear Shareholders,

Fiscal 2006 was a historic year for the WACKER Group.

On April 10, 2006 (92 years after its establishment), Wacker Chemie AG successfully launched an IPO that grossed some €430 million from the sale of treasury shares. The Group thereby attained additional flexibility and financial scope to implement its ambitious strategy for sustainable and profitable growth.

This strategy is best exemplified by WACKER's comprehensive capital expenditure projects to harness growth opportunities for its business divisions – the array of measures includes capacity increases for polysilicon, dispersible polymer powders and 300 mm silicon wafers, as well as expansion in China's booming silicone market. All these projects made substantial headway in 2006 and help ensure that production capacities are well-tuned to the rising demand expected in coming years. In 2007, some of our new facilities will already start contributing to sales and earnings – and thus to the Group's ongoing growth.

2006 was WACKER's best year ever. This applies both to sales and earnings – a success yet again underscored by operational strengths resolutely attained over the past few years. Today, the WACKER Group is a world-class performer in terms of both productivity and cost structures. This is bolstered by market leadership positions in a clear majority of our business endeavors – a situation we were able to further extend in specific areas last year. WACKER once again outperformed the market in many fields. Coupled with our consistently customer-focused product/solution portfolios, these success factors secure and reinforce the Group's sustained profitability. Accordingly, we are optimistic about our ability to further boost sales and earnings in 2007.

Strong growth and healthy margins are the two core messages we presented to investors early last year. And we can now claim complete fulfillment of our promises made to capital markets during the IPO. Moreover, the gratifying price trend of Wacker Chemie AG shares in recent months confirms to us that shareholders also appreciate this fact. The continued top priority of me and my Executive Board colleagues is to justify your trust placed in our company.

One key aspect of last year's success is the steadfast commitment of our employees. We therefore extend a special "thank you" to them, and also to our customers and business partners for their sustained trust.

Dr. Peter-Alexander Wacker

President & CEO of Wacker Chemie AG
Munich, Germany – March 2007


HOW CAN WE RENDER TOWELS BOTH SOFT
AND ABSORBENT?



We chemists certainly know silicones are used as textile softeners, but we also know they are hydrophobic.
To reconcile these apparent opposites, we developed a new idea: inserting hydrophilic units between the silicone components to help direct moisture onto the absorbent towel fibers. As a result, manufacturers can produce towels that are soft and gentle, yet also dry well.

Dr. Thomas Lehotkay, Technical Marketing Manager
Textile Fiber & Leather, WACKER SILICONES



WACKER CHEMIE AG – A TECHNOLOGY AND QUALITY LEADER WITH OUTSTANDING PROSPECTS

In over 90 percent of its business activities, the WACKER Group is a top-three global supplier of products and services.

WACKER SILICONES is the world's third-largest supplier of silicone products, and the leader in masonry-protection silicones.

With approx. 50-percent market share, WACKER POLYMERS is the No. 1 manufacturer of dispersible polymer powders and dispersions. Its extensive product range finds use in diverse industrial and construction applications, and as basic chemicals.

In the highly fragmented fine chemicals sector, WACKER FINE CHEMICALS is the product leader in specific fine chemical and biotech segments for the life science, food and consumer care industries.

WACKER POLYSILICON is the second-largest global manufacturer of polycrystalline hyperpure silicon for electronic and solar applications.

SILTRONIC has ranked as a world-leading supplier of silicon wafers for over 50 years and is currently the third-largest partner to the semiconductor, electronics and chipmaking industries.

Sources: Malcom Bowrey, SEMI, Gartner and WACKER's own estimates

FOCUS ON GROWTH AND MARGINS

WACKER's strategy concentrates on business areas with attractive growth prospects and strong margins. The value chain for our production operations is highly integrated and essentially based on just two major raw materials – silicon and ethylene. This guarantees production efficiencies and lean cost structures. Thanks to technological leadership, the Group continues to hone its competitive edge in established business segments while also penetrating new regional markets.

Product-quality and customer-service excellence will remain the drivers of dynamic, profitable growth in WACKER's business areas.

The Group steadily moves ahead by concentrating on established strengths and creating new products and solutions. For over 90 years, this principle has underpinned the company's ability to innovate and continually optimize products, thus empowering customers via a steady stream of new and improved applications.

Focus on Select Product Families



Raw materials
Upstream
Downstream
Application industries
Siloxane
Silicones
Silicon metal
Pyrogenic silica
Polysilicon
Silicon wafers
Solar crystals
▫ Construction
▫ Automotive suppliers
▫ Paints and coatings
▫ Print and paper
▫ Hyperpure silicon wafers
▫ Semiconductors
▫ Solar modules
Ethylene
Vinyl acetate monomer
Dispersible polymer powders
Polyvinyl acetate
Polyvinyl butyrals
Ketene
Fine chemicals
▫ Construction (tile adhesives, dry mortars)
▫ Chewing gum base
▫ Printing inks/coatings
▫ Food
▫ Household care products
▫ Pharmaceuticals
▫ Cosmetics

A STRONG PORTFOLIO

WACKER leverages its technological and entrepreneurial strengths to systematically expand its worldwide business activities.

Advanced Materials:

WACKER products directly create added value for our customers. Sophisticated manufacturing technologies, applications requiring extensive support, and long-term customer relationships all pose high barriers to potential market competitors.

Dynamic Growth:

WACKER concentrates on segments and regions with above-average growth. We target highly dynamic end-consumer markets with our products and solutions. In mature markets, we supplant existing technologies via innovative and optimized solutions. Going where customers go, WACKER is systematically expanding its presence in the world's growth regions.

Lean Cost Structures:

The WACKER Group operates with integrated, highly efficient manufacturing processes and employs cutting-edge technologies to create high-quality products. Advanced standards and superior solutions distinguish us from suppliers of commodity products.

Leading Market Positions:

The Group is a leader in the majority of its business areas – and is positioned in specialized markets. WACKER products and solutions are the first choice of customers in numerous applications.

Clearly formulated strategy

- Advanced materials
- Growth
- Cost position
- Market leadership

WACKER SILICONES	▷ sustained growth
WACKER POLYMERS	▶ setting the standards
WACKER FINE CHEMICALS	▶ selective growth
WACKER POLYSILICON	▶ going for #1
Siltronic	▶ playing out regained strength

Concentrating on core competencies ... and stepping up the pace

IMPETUS FOR FURTHER GROWTH

Profitable growth and sustained earning power are the key tenets behind the continuing success of Wacker Chemie AG and its business divisions. Of the Group's many initiatives and measures, four examples highlight the dynamic with which WACKER identifies attractive market opportunities and responsibly harnesses them to secure further profitable growth.

Silicones – Expansion in Europe and Asia

Thanks to their enormous versatility and scope for attaining specific properties, silicones are emerging as the material of choice for an increasing number of applications – both in industry and everyday life. Automotive engineering, electronics, textile manufacturing and medical technology are just a few examples. Consequently, WACKER expects worldwide demand for its silicone products to continue rising over the next few years. WACKER SILICONES is rapidly increasing its manufacturing capacities to meet that demand. Following extension of annual siloxane capacity at its Nünchritz plant to 100,000 metric tons in 2006, the expansion focus is now on China's booming market. There, we are building one of the world's largest production plants for siloxane and pyrogenic silica – in partnership with Dow Corning Corp.

Polymers – Rising Productivity and Strengthened Customer Ties

In addition to functional polymers for a wide range of industrial applications (e.g. paints and adhesives), WACKER POLYMERS also focuses on construction chemicals. The division's polymers are used in such products as tile adhesives and dry mortar mixes. For 50 years, WACKER has been a construction-chemicals pioneer in dispersible polymer powders – a sector with 12 % average annual growth over the past 15 years. We are adding additional chapters to this success story by building world-scale plants to increase production capacity and by further improving yields. And we are promoting close customer ties by establishing regional training centers for dispersible polymer powder applications. These provide an ideal platform both for advanced training and industry-specific networking between customers, sales partners and WACKER experts: our customers – and, in turn, their customers – are able to test and learn how to use novel building materials.

Polysilicon – Tripling Production Capacities

WACKER POLYSILICON supplies highest-quality products for advanced applications in the semiconductor and photovoltaics sectors. In light of intense demand for polysilicon (a difficult product to manufacture), we aim to nearly triple our capacities by 2010 and thus close in on the market leader. At Burghausen, we are constructing new facilities seamlessly integrated with the site's existing infrastructure to speedily fulfill customers' needs.

300 mm Wafers – Doubling Production

The Group's Siltronic AG division is enjoying above-average growth thanks to its 300 mm wafers. To customers, these offer clear productivity benefits over smaller-diameter wafers. With a monthly production capacity of over 280,000 wafers, Siltronic is already one of the world's largest 300 mm suppliers. We aim to more than double our output over the next four years via further expansion projects – including a joint 300 mm wafer fab in Singapore with our partner Samsung Electronics.

IPO enables growth: WACKER to invest 15 percent of sales annually until 2009

Zhangjiagang:
200-kt siloxane + pyrogenic silica facilities



- Cornerstone for siloxane facility laid on September 8, 2006
- Pyrogenic silica facility under construction
- WACKER's share of CAPEX: > €200 million

Burghausen / Nanjing:
Spray dryer for dispersible polymer powder
30-kt dryer under construction



- Capacity grows by 60 kt
- New dryers in Burghausen and China
- CAPEX: approx. €55 million

Burghausen:
Capacity expansion for polysilicon production
Tripling of capacity to 14,500 t



- 3,500 metric tons per year by late 2007
- Further 4,500 metric tons per year by late 2009
- CAPEX: approx. €500 million

Singapore:
300 mm wafers
Joint venture with Samsung



- "Monster fab" – 300,000 wafers per month
- Cornerstone laid on October 10, 2006
- CAPEX: approx. US$1 billion

WACKER SILICONES

Innovation Driver and Solution Partner

Offering over 3,000 silicone products, WACKER SILICONES ranks among the world's leading manufacturers of silicones and silanes. It's also the Group division with the highest sales. WACKER SILICONES is the global market leader in key subsegments, e.g. elastomers in the energy sector, silicone fluids for certain non-impact printing methods, and silicones for masonry protection.

Strategically focused on differentiated market segments with high added value and growth, this division's products are used in the construction, chemicals, cosmetics, automotive, plastics and electronics industries (each of which contributes at least 10 percent toward sales). Thanks to the exceptional versatility of silicones, this sector is notably less exposed to cyclical fluctuations than other markets. Another positive effect: silicone products are increasingly substituting other materials.



A novel emulsifier-free silicone emulsion enables the first-ever production of highly effective water-based silicone impregnants for various household care applications.

Capitalizing on Construction Abroad

WACKER SILICONES expects the importance of Asian markets to increase even further over the next few years. With its existing production facilities in Zhangjiagang and subsequent planned investments there, WACKER SILICONES expects to reap above-average sales growth in China and Asia.

Together with our joint-venture partner Dow Corning, we are currently building one of the world's largest siloxane plants, as well as a pyrogenic silica facility, thereby considerably improving our Asian presence. As an integrated production site, Zhangjiagang will be one of the largest operations of its kind worldwide, with annual capacities of around 200,000 metric tons for siloxane and 16,000 metric tons for pyrogenic silicas. It is scheduled to come on stream by the end of the decade.

Key Data: WACKER SILICONES

€ million	2006	2005	2004
Total sales	1,286.9	1,119.3	1,045.4
EBITDA	231.9	211.0	189.9
EBIT	147.8	111.5	105.8
Capital expenditures	110.1	100.8	107.0
R&D expenses	34.4	33.4	33.1
Employees (as of Dec. 31)	3,767	3,596	3,596

In addition, WACKER SILICONES is also building downstream production facilities at Zhangjiagang to further process the joint venture's products into silicone products. The first plants for silicone elastomers and sealants already started up last year. By 2009, WACKER SILICONES expects to have invested over €250 million in extending its Chinese production facilities.

The Nünchritz site's strategic increase of siloxane capacity to 100,000 metric tons per year was completed on schedule in 2006, providing the basis for continued demand-driven expansion.

The global silicones market has grown steadily over the past few years – averaging some six percent annually. In 2006, worldwide sales of silicone products reached approx. $9.5 billion. Rising production capacities for the raw material siloxane are currently shaping worldwide silicones market growth.

Share in Group sales


WACKER SILICONES 37%

WACKER POLYMERS

WACKER POLYMERS produces binders and polymer additives based on vinyl acetate monomers. The product range includes dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals, and polyvinyl alcohol solutions used as basic chemicals or for production of industrial products.

The VINNAPAS®, VINNOL®, PIOLOFORM® and POLYVIOL® branded products are used in the construction industry as polymer binders to optimize the properties of tile adhesives, mortars and self-leveling flooring compounds – and to improve thermal insulation systems. Other WACKER POLYMERS product applications include surface coatings, printing inks, plastic automotive components and chewing gum.



By virtue of its VINNAPAS® dispersions and dispersible polymer powders, WACKER POLYMERS is a world leader in polymer binders for manufacturing dry-mix mortar systems.

Strong Growth in the Construction Sector

WACKER POLYMERS' main growth areas are currently dispersible polymer powders and construction dispersions. Energy-efficient construction, the trend toward well-insulated buildings and increasing use of large, high-grade ceramic tiles are driving the market, creating attractive sales opportunities throughout the construction industry. Another growth segment is polymer-powder-based sealant slurries for tunnel construction, mining, and repairing of mineral-based water pipes. In the dispersible polymer powder segment, WACKER POLYMERS' world market share exceeds 50 percent.

The division aims to further improve its market position and cost leadership. Consequently, production capacities are being increased (in both Europe and the promising Chinese market) and production processes continuously optimized. WACKER POLYMERS is improving market access by moving closer to customer needs through the expansion of its technical centers (e.g. in Singapore, China and India) and facilities for sharing/disseminating expertise in advanced construction applications ("VINNAPAS® Academy").

Key Data: WACKER POLYMERS			
€ million	2006	2005	2004
Total sales	559.6	473.8	424.9
EBITDA	106.6	99.1	102.6
EBIT	88.8	80.9	80.9
Capital expenditures	17.8	21.0	9.1
R&D expenses	7.1	7.9	7.4
Employees (as of Dec. 31)	1,050	1,000	986

Capacity Expansion

From 2006 to 2009, WACKER POLYMERS intends to increase its global annual capacities for dispersible polymer powder from the current 170,000 metric tons to 230,000 metric tons. The division is building powder drying facilities in Europe (Burghausen) and China (Nanjing), each with a capacity of 30,000 metric tons (and therefore the largest-to-date anywhere in the world). Work on Burghausen's powder dryer has already begun and completion is scheduled for mid-2007. Construction of the Nanjing facility is to start in 2007, after permits have been issued.

Share in Group sales


WACKER POLYMERS 16%

WACKER FINE CHEMICALS

The Niche Specialist

WACKER FINE CHEMICALS manufactures both standard fine chemicals and customized biotech products based on advanced chemical and biochemical processes. These include pharmaceutical proteins, cyclodextrins and cysteine, chiral synthetic building blocks and acetyl acetone. Its high-grade products are established in the market under the CAVASOL®, CAVAMAX® and OmegaDry® brands.

The division focuses on developing custom solutions for growth sectors such as pharmaceutical actives, cosmetics and food additives.

New Focus

During last year, WACKER FINE CHEMICALS restructured its custom synthesis business, which was facing mounting competitive pressures from Asia and India, in order to meet profitability thresholds. The division combined its Exclusive Synthesis business team with its Organic Fine Chemicals operations at year-end.



Computer-generated 3-D model of an α-cyclodextrin molecule.

At the Burghausen site, WACKER FINE CHEMICALS is capitalizing on its integrated ketene production for manufacturing acetyl acetone, and is extending its leading market position in this segment. The division aims to increasingly utilize synergies with WACKER SILICONES for its fine chemicals business and to further enhance its strong market positions in cyclodextrin and cysteine.

Key Data: WACKER FINE CHEMICALS			
€ million	2006	2005	2004
Total sales	112.6	110.5	103.3
EBITDA	10.5	17.6	16.1
EBIT	–4.5	10.1	8.5
Capital expenditures	4.0	13.2	3.6
R&D expenses	6.0	6.1	5.9
Employees (as of Dec. 31)	300	321	311

New Processes

Share in Group sales


WACKER FINE CHEMICALS 3%

A strategic priority of the division is the expansion of its biotech activities. WACKER FINE CHEMICALS entered the biologics production field in 2005 by acquiring Germany's Jena-based ProThera GmbH (now Wacker Biotech GmbH). Specializing in custom manufacturing of pharmaceutical proteins (so-called macromolecules) for drugmakers, this subsidiary has developed a fermentation process (high-cell-density technique) that yields pharmaceutical proteins far more efficiently than before and at comparatively low costs. In October 2006, Wacker Biotech GmbH concluded a manufacturing agreement with British-based Evolutec Group plc, which will use Wacker Biotech's unique secretion technology for process development and production of a candidate active ingredient.

WACKER POLYSILICON

50 Years as Innovation Leader

By virtue of intensive R&D work, WACKER's Burghausen site has been supplying the semiconductor industry with hyperpure polysilicon for over 50 years. The Group's WACKER POLYSILICON division is now the world's second-largest producer of polysilicon (polycrystalline hyperpure silicon), with a 17-percent global market share. Having performed pioneering work over the past six years as a supplier to the photovoltaics industry, the division is both the technology and cost leader in this market segment.

Its product portfolio includes polysilicon, pyrogenic silicas (HDK®), chlorosilanes, and sodium chloride (common salt). WACKER POLYSILICON generated most of its 2006 sales via polysilicon, supplied mainly to manufacturers of silicon wafers and producers of solar crystals (the preliminary stage of solar cells). The division manufactures the chorosilanes needed to produce polysilicon itself.

The pyrogenic silicas manufactured by WACKER POLYSILICON are marketed by WACKER SILICONES' Silica business unit. Salt extracted from the company's own mine in Stetten (Germany) is primarily used for its own chlorine production, but also supplied to municipalities as road salt.

Solar Energy Growth

WACKER POLYSILICON has been significantly expanding its polysilicon capacities since the early 1990s. The division forecasts high single-digit growth for the electronics industry over the next few years. The photovoltaics sector is even expected to grow at double-digit rates. In response, WACKER POLYSILICON is specifically boosting solar polysilicon production capacities. Multi-year supply agreements with customers and associated advance payments are among the various adopted measures to finance the substantial investment costs.



Hyperpure polycrystalline silicon for semiconductor and photovoltaic applications.

WACKER POLYSILICON aims to further strengthen its market position by increasing annual polysilicon capacities at Burghausen to some 14,500 metric tons by the end of 2009 (almost triple the 2005 level of 5,500 metric tons). The division also aims to introduce an innovative process for producing granular polysilicon (with trichlorosilane as the feedstock) and thus provide the photovoltaics industry with new ways of producing silicon crystals. This process is currently being tested on an industrial scale at two pilot reactors.

Key Data: WACKER POLYSILICON			
€ million	2006	2005	2004
Total sales	325.6	288.1	258.8
EBITDA	118.3	90.2	74.5
EBIT	88.8	66.2	46.7
Capital expenditures	148.5	67.6	34.3
R&D expenses	5.1	5.3	6.0
Employees (as of Dec. 31)	875	832	769

German Plants Expand

WACKER POLYSILICON boosted its polysilicon capacity at Burghausen from 5,500 to 6,500 metric tons in 2006, completing the process (earlier than planned) in November. Work on a new polysilicon plant at the same site commenced at year-end 2005 and continued on schedule during the period under review – production should start during 2007. The additional annual capacity of 3,500 metric tons is primarily earmarked for meeting polysilicon demand from the photovoltaics industry.

During the past year, the division started construction of a further polysilicon plant at Burghausen to leverage synergies of that site's existing infrastructure. The added annual capacity of 4,500 metric tons will be used to supply customers in the photovoltaics and electronics industry. Overall, WACKER POLYSILICON is planning to invest around €500 million between 2006 and 2009 in expanding its polysilicon production capacities.

The global polysilicon market was worth some €1.3 billion in 2006 (2005: €900 million; 2004: €700 million; 2003: €600 million – source: SEMI, WACKER's own estimates).

Share in Group sales


WACKER POLYSILICON 4%

SILTRONIC

Silicon – Raw Material for Semiconductor Devices

WACKER's emergence as a world-leading supplier of silicon wafers dates from the mid-20th century. Today, these activities are handled entirely by the wholly-owned Group subsidiary Siltronic AG. Our customers use silicon wafers to produce discrete semiconductor devices (transistors, rectifiers) and ICs (e.g. microprocessors, memory chips). Siltronic produces monocrystals by the Czochralski and float zone methods and processes them into silicon wafers. Monocrystals are manufactured from polycrystalline hyperpure silicon.

Wafers are produced to individual customer specifications. Of more than 2,000 variable product parameters, the key ones are the pulling method, diameter, surface treatment, geometry, reverse-side properties, edge-rounding shape and electrical characteristics. Siltronic jointly identifies product parameters with customers to optimize wafers for their specific production processes.



Siltronic's silicon wafers form the basis of modern micro and nanoelectronics – for use in computers, cellphones, flat-screen displays, navigation systems and many other applications.

300 mm Wafers on the Rise

Siltronic produces silicon wafers with diameters from 75 to 300 mm. 300 mm wafers accounted for over 30 percent of sales in 2006. Both the SEMI[1] trade association and Gartner[2] expect growth for 300 mm wafers to significantly outperform the overall market between 2007 and 2010. Since this technology considerably cuts microchip production costs, many chipmakers are currently investing heavily in 300 mm production equipment. To profit from this growth trend, Siltronic is particularly focusing on the 300 mm market.

Capacity Expansion in Germany and Asia

Siltronic is exploiting synergies at its existing German facilities and last year increased 300 mm capacity to over 280,000 wafers per month. This capacity increase was achieved mainly by expanding the Freiberg production line. Expansion at Burghausen is also progressing according to plan. Ramp-up of added capacity there is scheduled for year-end 2007.

[1] SEMI SMG mid-year forecast results, September 2006
[2] Gartner, September 2006

Key Data: Siltronic			
€ million	2006	2005	2004
Total sales	1,263.1	925.0	813.7
EBITDA	355.6	166.7	58.0
EBIT	213.1	5.8	-100.7
Capital expenditures	102.3	68.0	187.3
R&D expenses	63.2	65.4	71.0
Employees (as of Dec. 31)	5,585	5,631	6,032

Moreover, Siltronic is boosting its Asian presence with a new factory in Singapore and profiting from the growing global importance of Asia's chipmakers. Siltronic established a joint venture with Samsung in July 2006 and immediately began construction of the joint 300 mm wafer plant in Singapore. The billion-dollar fab should reach a monthly production capacity of 300,000 wafers by year-end 2010. Siltronic thereby intends to increase its overall 300 mm capacity to 660,000 wafers per month by 2010.

In terms of surface area sold, the silicon wafer market grew 6 percent in 2005 and 20 percent in 2006 (source: SEMI).

Share in Group sales


Siltronic 38 %

WACKER STOCK

Wacker Chemie AG's Convincing Equity Story

WACKER = growth + profitability. This equation for success has been well-received by analysts and investors alike: Wacker Chemie AG's April 2006 IPO was 18 times oversubscribed, the greenshoe option fully exercised and 28.75 % of its common stock issued at €80 per share (the upper end of the bookbuilding range). And a preferential allotment scheme offered 1.1 % of the floatation to the company's staff and members of executive bodies, of whom half subscribed. With an issue volume of €1.2 billion, the IPO was Germany's second-largest new issue last year.

Solid Share Performance and Robust Volumes

Substantial IPO-generated demand continued into subsequent trading sessions. At €90, WACKER's opening share price on April 10, 2006 already represented a 12 % gain over its issue price. Only four weeks later, the stock achieved its high, to date, of €127.35 (on May 8, 2006). Market buoyancy drove the move, as did the investment community's initial diversity of perceptions about Wacker Chemie AG. The price consequently corrected, with occasional volume surges, to a low of €74.31. On June 19, 2006, the stock joined the Frankfurt exchange's MDAX midcap index.

WACKER's share performance (April 10 to December 29, 2006; indexed to 100[1])


140
130
120
110
100
90
80
April
May
June
July
August
September
October
November
December
WACKER¹
MDAX
GEX (German Entrepreneurial Index)

[1] 100 = €90.00 (opening price on April 10, 2006)

Facts & figures on WACKER stock

High for the year (on May 8, 2006)	in €	127.35
Low for the year (on June 28, 2006)	in €	74.31
Year-end closing price	in €	98.67
Performance for the year (w/o dividends)	in %	23.2
Year-end market capitalization	in € billion	4.9
Average daily trading volume	in € million	19.2
Earnings per share	in €	6.46
Dividends per share (proposal)	in €	2.00
Dividend yield (as of Dec. 31, 2006)	in %	2.0
Special bonus per share (proposal)	in €	0.50

All share-related data based on XETRA trading

ISIN	DE000WCH8881
Ticker, security identification number [WKN]	WCH888
Frankfurt stock exchange	WCH
Bloomberg	CHM/WCK.GR
Reuters	CHE/WCHG.DE
Capital stock	€260,763,000
Number of shares (as of Dec. 31, 2006)	52,152,600

During the remainder of the year, this initial high volatility gave way to renewed, but steady price gains. The WACKER stock ended 2006 at €98.67 – a rise of 9.6 % above its opening price. In doing so, it outperformed the MDAX by 1.5 percentage points.

Weightings in MDAX and GEX

With a year-end market capitalization of €4.9 billion, Wacker Chemie AG had an MDAX weighting of 1.72 % (ranked 23rd among the 50 companies listed in the MDAX). It was the fourth-largest company in the GEX – thus a major index pillar with its 9.15 % weighting. Deutsche Börse's GEX midcap index (introduced in January 2005) is made up of owner-dominated companies, which have been listed on the Frankfurt stock exchange (Prime Standard) for no more than ten years.

Investor Relations Activities

WACKER launched diverse national and international investor-relations measures in support of its IPO and its first fiscal year as a publicly-traded company. The Group's prompt and succinct replies to direct queries – and over 130 individual talks with investors and analysts – led to high satisfaction among interested parties and promoted confidence in the newly listed company. The event calendar included 12 roadshows in Germany, numerous other European countries and the USA, along with international analyst conference calls and participation in investor conferences (e.g. Deutsche Bank German Corporate Conference – Frankfurt; UBS Best of Germany – New York; HVB German Investment Conference – Munich; Jefferies Cleantech Investor Conference – London; Morgan Stanley TMT Conference – Barcelona; Deutsche Börse German Equity Forum – Frankfurt).

Investor Relations activities were supported by a newly created comprehensive and informative internet presence. The website provides access to annual and quarterly reports, as well as investor and analyst presentations, ad-hoc disclosures and directors' dealings.

In the meantime, a number of analysts from renowned financial institutions are following the development of the company. As of late January 2007, 12 analysts from major international banks had already initiated coverage of WACKER stock.

Dr. Alexander Wacker Familiengesellschaft mbH, Munich, informed Wacker Chemie AG on June 7, 2006, that it holds over 50 % in Wacker Chemie AG's dividend-bearing shares (prior year: over 50 %).

Blue Elephant Holding GmbH, Pöcking, informed Wacker Chemie AG on April 12, 2006, that it holds over 10 % of Wacker Chemie AG's dividend-bearing shares (prior year: over 25 %).

RESPONSIBLE CARE®

Balancing Economic, Ecological and Social Responsibilities

Over the past 20 years, sustainable development has been a synonym for economic and political responsibility (ever since the term appeared in the 1987 Brundtland Report published by the World Commission on Environment and Development). In its original sense, sustainability is the human endeavor to balance economic and ecological needs – such as logging no more trees than are planted, so that both forests and the CO_2 cycle stay in equilibrium.

Today, sustainable development is seen as simultaneously encompassing three goals of equal importance. Environmental, social and economic in nature, the three goals must be collectively pursued to protect the Earth's natural resources.

A good corporate citizen, WACKER also sees itself as a strongly committed global citizen, focusing clearly on sustainability in all activities of its 22 production sites and almost 15,000 employees worldwide. To meet these responsibilities, WACKER has developed a "network" of principles, goals, programs and initiatives – as summarized in its current Sustainability Report.

Setting Global Standards

One of WACKER's guiding principles is **Responsible Care®**, a voluntary, worldwide initiative launched by the chemical industry in 1984. Germany's chemical industry association brought Responsible Care® to the country in 1991 – and WACKER joined right from the start. Since then, the Group has been enhancing its safety, health and environmental performance on an ongoing and voluntary basis.

Our fundamental entrepreneurial values

Vision
The chemical industry makes a vital, long-term contribution to global progress and sustainable development. Future social and economic success will rest more than ever on worldwide collaboration and interconnected competencies. Thus, the best way of mastering today's and tomorrow's challenges is through flexible and specialized units that can also profit from the opportunities.

Mission
WACKER is a leader in the chemical and semiconductor sectors, pushing ahead with technical innovations and the development of new products for the world's key industries. In this way, the company helps improve people's lives. WACKER is organized as a group of independently operating units with extensive responsibility under a strong roof – this provides necessary flexibility and resolve. Everything we do is conducive to global networking and cultural integration.

Additionally, Wacker Chemie AG joined the **Global Compact** in April 2006. An agreement between the United Nations and the corporate world, the Global Compact endeavors to steer globalization in a more social and ecological direction. The participants focus on observing ten principles relating to human rights, as well as social and environmental standards.

Corporate and Social Responsibility

The company's corporate policies and entrepreneurial approach are based on its business principles, as well as commitments to Responsible Care® and the Global Compact. Reinforced by ten clearly formulated WACKER goals, this basis shapes the strategic aims and management decisions in each of the Group's business fields – thus promoting sustainability. WACKER's sense of responsibility is reflected in Groupwide programs for

WACKER's Ten Group Goals

Customer focus: serving customers is our business – we must offer solutions for today and tomorrow.

Employees: promoting excellence – we need and want the best.

Sustainable management: focusing on coming generations – we cannot afford to mismanage our future.

Integrated silicon-based production: building on our strengths – we want to safeguard and extend our competitive lead.

Market share: competition stimulates business – we are out to win, not just to perform well.

Sales/growth: to grow is to succeed – we must see growth as a chance for everyone.

Innovation: aiming high – R&D secures our future.

Cash flow: standing on our own two feet – cash makes us self-reliant.

Profitability: profit is good – we can only spend what we have earned.

Value creation: securing and enhancing value – our efforts must pay off.

productivity, quality, safety, health and environmental protection, as well as in basic research and product development. As a good corporate citizen, the company actively reaches out to business partners and plant neighbors – and regularly inspects its management systems and processes to ensure economic sustainability. The success of this responsible approach is reflected in numerous awards and prizes the Group has received over the years.

WACKER is not, however, purely a producer of sustainable products and services. We have assumed a more extensive role in society. Within the Group itself, wide-ranging initiatives actively promote our social principles – through personnel development and work-life balance programs, support of physically challenged employees and, last but not least, through our exemplary pension scheme.

Promoting Education and Science

In society at large, WACKER's strong sense of responsibility is reflected through its support of kindergartens, schools and universities, as well as its commitment to vocational and on-the-job training. Such initiatives help awaken young people's interest in science and technology. Additionally, a WACKER relief fund was set up in 2005 to offer aid for victims of natural disasters, accidents and other unforeseen events. Every cent donated by employees is matched by the company. Currently, the relief fund is aiding tsunami-devastated regions in Sri Lanka, sponsoring the building and running of four school classrooms, plus construction of a handicraft vocation center.

WACKER regularly provides full, up-to-date facts about its environmental, safety and sustainability performance. The Group's latest Sustainability Report was published in early 2007.


HOW CAN WE SAVE EVEN MORE
ENERGY IN THE FUTURE?





VINNAPAS® dispersions and dispersible polymer powders empower builders to innovate. They make construction work more efficient and pave the way for new technologies -- such as state-of-the-art exterior insulation and finish systems to save even more energy in the future. As polymeric binders, they optimize the properties of dry-mix mortars (e.g. for tile adhesives and self-leveling compounds).

Dr. Klaus Kohlhammer, Technical Service Director, WACKER POLYMERS



MANAGEMENT REPORT

STATE OF THE GLOBAL ECONOMY[1]

The global economic upswing continued throughout 2006 and provided impetus for positive trends in Germany's chemical industry and for the WACKER Group specifically. Global growth slowed somewhat due to dwindling 2nd-half momentum in the USA and Japan, but Europe's hitherto hesitant expansion experienced a substantial boost. Rising raw-material costs affected consumer prices worldwide, though oil prices in 2006's second half stabilized at levels reached in the first half. Labor cost increases remained largely moderate in industrial nations.

Asia Still a Growth Market

East Asia's gross domestic product (GDP) rose more strongly than in the prior year, though its economies (which had exhibited considerable momentum at the end of 2005) eased back somewhat in the course of 2006. China was yet again the driving force here – its already remarkable economic expansion gathered pace during 2006, with GDP up 10.5 % against the prior year. Private consumption picked up appreciably and investment spending continued to rise very steeply.

Japan's GDP grew 2.7 %, with private consumption up 1.8 %. Both indicators point to stable overall growth.

Slower Pace of U.S. Growth

In the USA, GDP rose 3.5 % in the same period, whereas private consumption grew 3.1 %. Slower U.S. growth is mainly attributable to falling demand in the real estate sector, regarded as a key motor of domestic demand. This is putting the brakes on other industrial nations' exports to the U.S. – above all from the eurozone and Japan, but also from China. Those economic areas can rely on strong domestic demand, though, and are therefore developing somewhat more independently of the U.S. economy.

[1] All macroeconomic statements on the global economy and specific regions are from the fall forecast of the Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Berlin


Development of chemical production in %
10
8
6
4
2
0
-2
-4
-6
-8
1.8
2.5
4.8
6.0
1.3
1.1
-2.3
1.2
-0.8
1.0
4.7
5.4
7.2
3.9
5.4
4.5
2.5
4.9
3.4
3.0
Q1 Q2 Q3 Q4
2002
2003
2004
2005
2006

Year-on-year change in %, seasonally adjusted, 2000=100
Source: Q4 2006 state-of-the-industry report by German chemical industry association (VCI)

Vigorous Eurozone Upswing

Europe experienced a vigorous upswing in 2006. Eurozone GDP rose by 2.6 % and private consumption by 1.8 %, with industrial capacity generally much better utilized than in 2005. The global economy's vigor prompted a marked rise in exports; and high corporate profits – coupled with low interest rates – gave a clear boost to investments. Growth in private consumption was held back by rising energy prices.

In 2006, German exports remained strong, and domestic demand rose significantly mainly due to equipment and construction investment. This strength is highlighted by growth of 2.7 % for GDP and 0.6 % for private consumption.[2] Increased capacity utilization meant companies needed to recruit more workers, prompting a fall in the unemployed to around four million.[3]

Chemical Industry Enjoys 6 % Growth

Germany's chemical industry contributed €162 billion to national economic output in 2006, a year-on-year rise of around 6 % (2005: €152 billion). Exports rose 7.5 % to €88 billion (2005: €81.5 billion), whereas domestic business grew 4.5 % to €74 billion (2005: €70.5 billion).[4]

[2] Federal Statistics Office, press release dated February 13, 2007
[3] Federal German Ministry of Economics and Technology, press release dated January 18, 2007
[4] All statements regarding the chemical industry are from the speech by Werner Wenning, president of the German chemical industry association, at the association's annual press conference of December 6, 2006

SALES AND EARNINGS

The WACKER Group: Strong Growth in Sales and Earnings

Wacker Chemie AG's consolidated sales rose 21.1 % in 2006, climbing from €2.76 billion to €3.34 billion. The company's sales generated outside Germany grew to €2.68 billion, up 22.7 % (2005: €2.18 billion). International markets accounted for 80.3 % of WACKER's sales. Higher sales revenue is attributable above all to rising volumes, and (in certain segments) to higher prices. These more than offset the adverse effects on earnings of both the weakening U.S. dollar and substantially higher costs of raw materials and energy.

In the period under review, earnings before interest, taxes, depreciation and amortization (EBITDA) rose 28.1 %, from €613.7 million to €786.3 million. After eliminating 2005 special items totaling €47.0 million, EBITDA increased by as much as 38.8 %. The adjusted EBITDA margin rose to 23.6 % from approx 20.6 % in the prior year.

EBIT rose even more, climbing an above-average 73 % to €456.3 million (2005: €262.5 million). EBIT thus accounted for 13.7 % of consolidated sales.

This success has been enabled by the company's clear focus on areas with high growth and high profitability. WACKER pursued these targets over the past three years by optimizing its product portfolio, market activities and organization. At WACKER's five business divisions, the mainstays of sustained success are consistently excellent product quality and customer service, capacity expansions and the development of new markets.

Sales and EBITDA in € million



5,000
4,000
3,000
2,000
1,000
0
2,755.7
3,336.9
613.7
786.3
Total sales
EBITDA
2005
2006

Net cash flow and EBIT in € million



500
400
300
200
100
0
158.7
184.7
262.5
456.3
Net cash flow
EBIT
2005
2006


Sales by region in € million
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
572.3
657.6
840.0
960.8
615.3
659.2
639.3
961.4
88.8
97.9
Germany
Europe (excluding Germany)
The Americas
Asia
Other regions
2005
2006


External sales by division in € million
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1,081.8
1,243.9
473.0
548.9
104.1
101.4
132.5
132.7
912.5
1,257.6
WACKER SILICONES
WACKER POLYMERS
WACKER FINE CHEMICALS
WACKER POLYSILICON
Siltronic
2005
2006

IPO Positively Impacts Financial Situation

In 2006, gross cash flow rose significantly (from €455.8 million to €761.1 million), as did net cash flow (from €158.7 million to €184.7 million). Besides cash flow, Wacker Chemie AG's initial listing on the Frankfurt stock exchange (April 10, 2006) positively impacted the company's financial situation. Via the sale of 5,348,383 treasury shares previously held by Wacker Chemie AG, the Group received cash totaling €408.7 million (after deduction of costs related to the sale of treasury shares). Post-IPO, WACKER retains ownership of 2,474,617 treasury shares.

International Markets: China as Growth Engine

At €961.4 million (2005: €639.3 million), Asian markets captured the biggest share of WACKER's rapidly expanding export sales and – as growth engines for chemical and semiconductor products – also achieved the highest rate of increase (50.4 %). The Chinese market, including Taiwan, alone accounted for €456.7 million (2005: €296.2 million) of our Asian business, representing a 54.2 % rise. European markets – excluding Germany – now rank second, following a 14.4 % gain in sales to €960.8 million (2005: €840 million). Business in the Americas (the world's largest market for chemical products) likewise made progress and, at €659.2 million, was 7.1 % higher against the prior-year level of €615.3 million.

BUSINESS DIVISIONS

WACKER SILICONES: Market Position Further Strengthened

In 2006, WACKER SILICONES generated sales of €1.29 billion (2005: €1.12 billion). This growth stems from considerably higher volumes sold (up 15 % year on year). All the division's sales regions contributed toward this increase, which is well above the market's approx. 6 % long-term average. The highest percentage growth was achieved in Asia.

WACKER SILICONES posted EBITDA of €231.9 million, exceeding the prior-year figure (€211.0 million) by 9.9 %. EBIT reached €147.8 million, up 32.6 % (2005: €111.5 million). Without the sharply higher raw-material and energy costs, earnings growth would have been even stronger.

The division's year-on-year R&D spending was up 3.0 % at €34.4 million (2005: €33.4 million). Major research activities included development of new silanes and hybrid polymers. WACKER SILICONES manufactures fluids, emulsions, resins, elastomers and sealants based on silicone rather than mineral oil; these are finding increased use in market segments so far dominated by organic plastics. With an annual siloxane capacity of around 200,000 metric tons and over 3,000 products, the division is one of the world's largest silicone producers.

WACKER SILICONES invested €140.9 million in 2006 (2005: €102.9 million) to expand its market position and, in particular, to strengthen segments offering high potential for added value. This is a year-on-year investment increase of 36.9 %. Expansion of siloxane production at Nünchritz (Germany) to a nominal capacity of 100,000 metric tons was completed on schedule in Q4 2006. The siloxane plant has now gone into operation and provides a basis for the site's future demand-driven expansion.

The division reached a major milestone in establishing and expanding its Zhangjiagang site in China. After the Chinese government granted the necessary permits to the WACKER/Dow Corning joint venture in early August 2006 to build a siloxane plant, construction started the very next month. One of the world's biggest siloxane facilities – with an annual capacity of around 200,000 metric tons – is to be built there by the end of the decade. The establishment of a pyrogenic silica production plant in Zhangjiagang, again taking the form of a joint venture, made good progress in the year under review. Scheduled to start operation in the second half of 2007, this facility will have a capacity of 16,000 metric tons per year.

WACKER SILICONES had 3,767 employees on December 31, 2006 (Dec. 31, 2005: 3,596).

WACKER POLYMERS: Construction Chemicals Drive Growth

WACKER POLYMERS' sales of binders and polymer additives likewise experienced significant growth, rising from €473.8 million to €559.6 million (+18.1 %). A large portion of this growth – generated by substantial volume gains and an improved product mix – came from dispersible polymer powders and dispersions for construction chemicals (e.g. for use in tile adhesives and self-leveling flooring compounds). WACKER POLYMERS improved volumes and sales in all regions. The division achieved its highest percentage growth in Asia, the Middle East and Central and Eastern Europe.

Thanks to high demand, polymer powder production facilities were fully utilized at year-end. EBITDA rose 7.6 % to €106.6 million (2005: €99.1 million), while EBIT rose 9.8 % to €88.8 million (2005: €80.9 million). In this division, too, high raw-material and energy costs curbed the positive profit trend. To counter this development, WACKER POLYMERS announced and began implementing price increases, a measure that had not yet filtered through to earnings figures in the period under review.

In 2006, WACKER POLYMERS spent €7.1 million (2005: €7.9 million) on R&D, concentrating on application-related and customer-specific product improvements.

During 2006, WACKER POLYMERS invested €17.8 million (2005: €21.0 million), focused particularly on expansion of existing capacities for dispersible polymer powder. Rising worldwide demand for high-grade construction-industry polymer binders resulted in occasional production bottlenecks in the course of the year.
In mid-May 2006, WACKER POLYMERS consequently started construction of an additional polymer powder plant at Burghausen (Germany). Construction is scheduled for completion in mid-2007, with a planned annual capacity of 30,000 metric tons. A further polymer powder facility is to be built at Nanjing, China. Construction is expected to begin in 2007, once the necessary permits have been issued.

WACKER POLYMERS had 1,050 employees on December 31, 2006 (Dec. 31, 2005: 1,000).

WACKER FINE CHEMICALS:
Focus on Biotechnology and Ingredients

WACKER FINE CHEMICALS' customer base includes growth sectors such as the pharmaceutical industry and manufacturers of agrochemical products, cosmetics and food additives. WACKER FINE CHEMICALS concentrates on lucrative niche products, which drove volume growth during the reporting period. The division posted sales of €112.6 million in 2006, on about the same level as the previous year (€110.5 million). The EBITDA margin reached 9.3 %. Both EBITDA (2006: €10.5 million; 2005: €17.6 million) and EBIT (2006: €–4.5 million; 2005: €10.1 million) failed to match prior-year figures. This earnings downturn was attributable to mounting price pressure in the custom-synthesis segment, resulting in inventory write-downs and impairment losses of property, plant and equipment. To counter this trend, the division combined the Exclusive Synthesis business team with Organic Fine Chemicals activities by year-end.

In contrast, the biotech pharmaceutical proteins business performed well. Wacker Biotech GmbH secured a contract from the Evolutec Group in October 2006 for the process development and production of a candidate active ingredient for clinical trials. Demand for cyclodextrins and cysteine remained strong in the period under review.

The division did not make significant investments in 2006, and (at €6 million) R&D spending was in line with the prior year.

WACKER FINE CHEMICALS had 300 employees on December 31, 2006 (Dec. 31, 2005: 321).

WACKER POLYSILICON: High Capacity Utilization and Rising Product Prices

WACKER POLYSILICON produces hyperpure polysilicon for the semiconductor and solar industries and is a world-leading manufacturer in this specialty segment. With sales of €325.6 million, this division grew 13.0% year on year (2005: €288.1 million). The higher sales volumes were mainly enabled by successful measures to improve yields and increase annual capacity from 5,500 to 6,500 metric tons via expansion of the Burghausen polysilicon facilities (completed ahead of schedule in November 2006). Consequently, production rose to 6,200 metric tons in the year under review. Sales also benefited from substantially higher prices for products. WACKER POLYSILICON considers itself to be both a technology and cost leader in this business. The division's EBITDA improved by 31.2 % to €118.3 million (2005: €90.2 million). EBIT rose 34.1 % to €88.8 million (2005: €66.2 million). R&D spending remained essentially unchanged at €5.1 million.

Investment spending more than doubled, year on year, to €148.5 million (2005: €67.6 million). The spotlight was on further steps in the progressive expansion of Burghausen's polycrystalline hyperpure silicon production capacities. Leveraging synergy benefits from the site's existing infrastructure, WACKER POLYSILICON aims to invest some €500 million in facility expansion through 2009 and thereby boost nominal capacity to 14,500 metric tons per year. In Q3 and Q4 2006, the division concluded multi-year supply agreements (secured by corresponding advance payments), covering about half of the production expected from the capacity expansions.

WACKER POLYSILICON had 875 employees on December 31, 2006 (Dec. 31, 2005: 832).

Siltronic: Strong Demand, High Profitability and the Biggest Contributor in the Group

The Siltronic division posted sales of €1.26 billion, up 36.6 % year on year (2005: €925.0 million). Siltronic produces hyperpure silicon wafers for the semiconductor industry and, as a leading manufacturer, supplies all major chipmakers. Sales benefited from significant volume gains, a product-mix shift toward 300 mm wafers, and higher average wafer prices. All in all, this more than countered adverse effects of the weakened U.S. dollar during the year. The main growth drivers in 2006 were business activities in Asia (including Japan), accounting again for more than half of Siltronic's sales.

In 2006, Siltronic significantly increased productivity and improved its competitive position via a vigorous cost-cutting program, and more than doubled year-on-year EBITDA to €355.6 million (2005: €166.7 million). After adjustment for special items totaling €14.3 million in 2005, the EBITDA margin rose to 28.2% in 2006 (2005: 16.5 %). EBIT of €213.1 million exceeded the corresponding prior-year figure (2005: €5.8 million) by more than €200 million. On the strength of this result, Siltronic was the biggest contributor to Group profits.

In the year under review, Siltronic spent €63.2 million on R&D, roughly matching the prior year (2005: €65.4 million). Key research activities included design rules and surface treatment technologies for silicon wafers.

Siltronic's year-on-year investment spending more than doubled in 2006, rising to €167.7 million (2005: €68.0 million). Principal investments included the successful expansion of the 300 mm wafer production line at Freiberg (Germany). In addition, Burghausen's 300 mm wafer production capacities were also expanded. At year-end, Siltronic's global 300 mm capacity exceeded 280,000 wafers a month.

In July 2006, Siltronic and Samsung Electronics signed a joint-venture agreement to establish a 300 mm wafer production line in Singapore. The official cornerstone ceremony took place in October 2006, and construction has started.

Siltronic had 5,585 employees on December 31, 2006 (Dec. 31, 2005: 5,631).

Corporate Functions/Other

The "Corporate Functions/Other" segment posted sales of €211.0 million in 2006. This increase (2005: €179.2 million) is primarily due to greater demand for in-house corporate services and the passing on of higher energy costs to Group subsidiaries and third parties. EBITDA amounted to €-35.3 million (2005: €30.1 million). Whereas 2005 had enjoyed non-recurring effects of €33 million from the completion of the sale of an investment and reversal of a provision, factors affecting 2006 included an addition to a provision for environmental remediation measures.

Joint Ventures with Air Products

In spring 2006, our joint-venture partner Air Products Chemicals Inc. informed WACKER of its intention to withdraw from the joint ventures (Air Products Polymers and Wacker Polymer Systems), and has now embarked upon the divestiture process. Due to existing contracts, WACKER does not expect this change to significantly affect WACKER POLYMERS' business.

REACH

The EU's REACH legislation takes effect on June 1, 2007. REACH stands for Registration, Evaluation and Authorization of Chemicals. Over the next few years, every substance on the European market will have to be registered and evaluated according to its properties. Testing scope mainly depends on the production-volume category and the anticipated risks. Substances that give rise to serious concern will undergo a rigorous authorization procedure.

WACKER started preparing for REACH years ago and will implement its stipulations appropriately. The full extent of the costs involved will depend on the technical guidelines that the European Commission is compiling. Another factor is whether consortia can be established to share both the cost burden and the test results.

At the moment, WACKER estimates that the Group will face annual REACH-related costs in the mid single-digit million range over the next few years.


HOW CAN WE BETTER PROTECT
OUR ARCHITECTURAL HERITAGE?





We've developed a novel method of stabilizing fragrances in construction applications.

The inclusion of essential oils and fragrances in cyclodextrin molecules allows them to be incorporated into plasters, paints, grouts and sealants. For example, we can employ fragrances that also kill or inhibit bacterial/fungal growth, or repel pigeons and mosquitos. Thus the construction industry, too, can harness the olfactory and functional power of fragrances.

Marlies Regiert, Business Development & Sales Manager, Personal Care Ingredients, WACKER FINE CHEMICALS







OVERVIEW OF FINANCIAL POSITION

Income Statement

Fueled by a 21.1 % sales increase (from €2.76 billion to €3.34 billion), WACKER significantly boosted its gross profit from sales, producing a year-on-year gain of 47.6 % (2006: €958.9 million; 2005: €649.7 million). The gross margin climbed accordingly from 23.6 % to 28.7 % – up more than five percentage points.

Selling / R&D / general administration expenses only rose a modest €21.8 million, from €446.9 million to €468.7 million (well below the rate of increase in revenues). The balance of other operating income and other operating expenses in 2006 was €-31.9 million, i.e. a drop of €83.5 million. The prior year had benefited particularly from insurance payments, the completion of the prior sale of an investment, and reversal of two provisions. In the year under review, however, earnings were diminished by impairment losses of property, plant and equipment and the addition to a provision for environmental remediation measures.

2006's income from investments in joint ventures, associates and participations fell to €-2.0 million (2005: €8.1 million). This drop was triggered by pro rata losses from entities accounted for using the equity method – a key factor here were the advance planning costs for the joint venture with Dow Corning in connection with a new siloxane plant in Zhangjiagang (China). While other income from participations remained virtually unchanged, at €7.7 million, income from investments in joint ventures and associates fell (by over €9.4 million year on year) to €-9.7 million.

EBIT rose by €193.8 million, from €262.5 million (2005) to €456.3 million (2006). This represents a year-on-year gain of 73.8 %. The EBIT margin (which expresses EBIT as a ratio of sales) rose by almost half, from 9.5 % to 13.7 %.

The interest result improved in 2006 by €11.6 million, and now totals €-23.3 million, thanks to proceeds from the sale of treasury shares and positive business performance. The interest result was diminished by nonrecurring expenses (for optimization of the financing structure) amounting to €4.9 million.

The other financial result (other financial income and expenses) improved from €-9.9 million to €-3.4 million, following higher expected returns from external pension funds' plan assets that finance retirement benefit obligations (which outweighed the interest cost from these commitments).

The effective tax rate for the Group was 25.0 % in 2006. This figure reflects a variety of effects both from regular income tax and from deferred tax. Regular tax is well below the average income tax rate for the Group, due in part to tax loss carryforwards for Siltronic AG and its subsidiaries in Japan and the USA. Another positive factor affecting the effective tax rate was the capitalization of a corporation tax receivable, which will be paid out from 2008 in ten equal installments.

While positive taxable results at a number of Group companies triggered tax payments in the prior year, high pre-tax losses at other Group companies, notably in the Siltronic division, were only compensated for by low income from the capitalization of deferred taxes. Given these adverse effects, year over year tax rates are not comparable.

In total, WACKER posted net income of €311.3 million in 2006 (2005: €143.7 million). This is a year-on-year increase of 116.6 %.

Group financial performance		
€ million	2006	2005
Sales	3,336.9	2,755.7
Gross profit	958.9	649.7
EBIT	456.3	262.5
Consolidated earnings	**311.3**	**143.7**
Earnings per share (€/unit)	6.46	2.90
ROCE (%)	**17.9**	**10.3**

Earnings per share consequently rose from €2.90 in the prior year to €6.46 for 2006. The number of shares outstanding as per December 31, 2006 was 49,677,983 (Dec. 31, 2005: 44,329,600). The increase during the year under review resulted from the sale of Wacker Chemie AG's treasury shares at the time of the IPO.

The Group's robust financial performance is, in addition, reflected in the return on capital employed, or ROCE. ROCE jumped from 10.3 % in 2005 to 17.9 % in 2006. ROCE is obtained by dividing EBIT by the capital employed. WACKER interprets capital employed as the average net tied-up capital[5] (which comprises non-current assets, inventories and trade receivables, less trade liabilities and advance payments). The capital employed for the year under review totaled €2,555.1 million (2005: €2,556.8 million).

Balance Sheet

Against the prior year, the balance sheet total rose 11.5 % to €3.26 billion. Non-current assets accounted for €165.5 million of this change. The main factor was increased investment activity both among property, plant and equipment and among long-term investments – with capital contributions made to the newly established joint ventures with Dow Corning and Samsung. Long-term receivables from tax authorities, resulting from capitalization of corporation tax credits, have affected other assets, too.

Current assets rose 18.0 % from €942.2 million to €1,112.0 million. Whereas sales helped trade receivables climb €55.5 million to €475.7 million, inventories rose at a slower rate than sales, increasing by only 6.8 % to €407.9 million.

Equity rose by €651.4 million, from €934.4 million in 2005 to €1,585.8 million in 2006. This 69.7 % increase brings the equity ratio to 48.7 % (compared with the prior year's 32.0 %). The increase was attributable in particular to the IPO's net proceeds of €408.7 million, and the Group's highly positive business performance. The dividend payment of €70.9 million had an opposite effect.

Year on year, non-current and current financial liabilities fell €536.3 million to €409.9 million, thanks to IPO proceeds and other cash inflows from business operations. Net financial liabilities (the balance of financial liabilities and cash and cash equivalents) decreased, year on year, by a similar amount. Falling €544.5 million, this item now amounts to €367.0 million.

Higher non-current liabilities resulted from significantly higher advance payments relating to the various phases of extending capacity at Burghausen's polysilicon facilities. Advance payments received rose by €231.4 million to €252.5 million in 2006. There were no significant changes to other liabilities and provisions.

Cash flow

The €305.3 million rise in operating cash flow to €761.1 million was attributable mainly to a €168.4 million earnings increase in 2006 and to advance-payment inflows by customers for future polysilicon deliveries. Further influencing factors essentially cancelled each other out.

[5] Average of 2005's year-end values and 2006's mid-year values.

Liquidity outflows for expenditures on intangible assets, property, plant and equipment and financial assets rose by a sharp €273.7 million to €580.3 million. These particularly include investments in facilities to produce polysilicon, siloxane, silicon wafers and dispersible polymer powders – as well as outgoings for financial investments.

Net cash flow (the sum of cash flow from operating and investment activities) totaled €184.7 million, up €26.0 million against the prior-year figure.

Cash flow from financing activities was dominated by IPO-related proceeds of €408.7 million (resulting from the sale of treasury shares), the further reduction in financial liabilities that this enabled, and the €70.9 million dividend on the prior year's profits.

In 2006, liquidity increased by €8.2 million. This change resulted from a positive gross cash flow of €761.1 million, whereas investment and financing activities led to liquidity outflows of €576.4 million and €174.9 million, respectively. On the reporting day, available liquidity of €42.9 million consisted almost exclusively of foreign and domestic bank deposits. Overall, financial liabilities decreased €536.3 million year on year.

In addition, WACKER has unused credit lines available, securing the financing of additional investments for the future.

Proposal on Appropriation of Profits

Wacker Chemie AG posted a retained profit of €763.6 million in 2006, in accordance with German commercial code accounting rules. Following 2006's healthy results, the Executive Board and Supervisory Board will propose a dividend of €2.00 to the shareholder meeting. Based on the number of dividend-bearing shares as per December 31, 2006, this corresponds to a distribution amount of €99.4 million. Calculated in relation to Wacker Chemie AG's share price at the end of 2006, the dividend yield is 2.0 %. Additionally, the Executive and Supervisory Boards propose paying a non-recurring special bonus of €0.50 per dividend-bearing share. The bonus marks Wacker Chemie AG's first year as a publicly listed company and, above all, acknowledges investor trust, as evidenced by the successful April 2006 IPO. Based on the number of dividend-bearing shares as per December 31, 2006, the total payout amounts to €24.8 million. The remaining profit is to be credited to retained earnings.

Information Required by Section 315, Subsection 4 of the German Commercial Code (HGB)

Wacker Chemie AG's subscribed capital totals 52,152,600 non-par value voting shares. There are no differences in share category. The total number of shares currently includes 49,677,983 held by external shareholders and 2,474,617 held by Wacker Chemie AG itself. WACKER's treasury shares were acquired by repurchasing Wacker-Chemie GmbH shares in August 2005 when it was still a private limited company. The Executive Board can only use or sell these treasury shares under the following conditions. 782,300 shares require Supervisory Board approval and an appropriate resolution by the annual shareholder meeting. The remaining 1,692,317 shares are subject to Supervisory Board approval. In accordance with a resolution passed at the March 15, 2006 annual shareholder meeting, Wacker Chemie AG's Executive Board was authorized – in compliance with the legal provisions set out in Section 71, Subsection 1, No. 8 of the German Stock Corporation Act (AktG) – to acquire treasury shares totaling a maximum of 10 % of capital stock. No capital has been authorized for the issue of new shares.

There are no restrictions on voting rights or on the transfer of shares.

Dr. Alexander Wacker Familiengesellschaft mbH, based in Munich, and Blue Elephant Holding GmbH, based in Pöcking, each hold over 10 % of the subscribed capital.

Shareholders have not been given any special rights that bestow control powers. The IPO gave employees an opportunity to hold shares in Wacker Chemie AG's capital. Employees exercise their resultant control rights directly.

Provisions to appoint and dismiss Wacker Chemie AG's Executive Board members are based on Sections 84 et seq., AktG. Wacker Chemie AG's Articles of Incorporation do not contain any further provisions in this respect. Pursuant to Section 4 of the Articles of Incorporation, the number of Executive Board members is fixed by the Supervisory Board, which also appoints an Executive Board member as President & CEO.

Amendments to the Articles of Incorporation are covered by Sections 133 and 179, AktG. In accordance with Section 179, Subsection 1, item 2, AktG, the Supervisory Board has been empowered to amend the Articles of Incorporation if only the wording thereof is affected.

Various agreements with joint-venture partners include "change of control" clauses. These clauses deal with what might happen if one of the joint-venture partners were taken over. If a competitor were to make a bid to take over Wacker Chemie AG, its joint-venture partners would be able to acquire its shares in a joint venture where Wacker Chemie AG and, where appropriate, its subsidiaries were minority stakeholders. In one specific case, a joint-venture partner, having acquired shares held by WACKER, would additionally be entitled to exercise a put option on their minority stake in a joint venture where a WACKER company had a majority stake. The partner would therefore be entitled to demand that WACKER acquire this minority stake.

The present arrangements comply with the usual standards for such joint-venture agreements.

There are no severance agreements etc. with employees or with Executive Board members in the event of a takeover bid – except for the Executive Board president's right to give notice (please refer to the Compensation Report).

In sum, there are no special arrangements for share-related voting rights or for any resultant control opportunities, whether due to special share categories or restrictions on voting rights or transfers. Provisions to appoint or dismiss Executive Board members do not go above and beyond legal requirements. Should there be a takeover bid, no major WACKER activities can be given up as a result of existing "change of control" clauses.

Corporate Governance

Wacker Chemie AG firmly adheres to the principles of good corporate governance, as formulated in Germany's Corporate Governance Code. With a few exceptions, we therefore comply with the Code's recommendations. Related details are contained in the Declaration of Conformity issued by the Executive Board and Supervisory Board – please refer to Annual Report pages 131–132 or to WACKER's website.

A key corporate governance component concerns the principles of Executive and Supervisory Board compensation. Related statements, as required by German commercial law, are contained in the Compensation Report on pages 133–135 of the Annual Report. This Compensation Report, which was examined by the auditors, forms a part of the Management Report.

CAPITAL EXPENDITURES

WACKER invested €525.3 million in 2006, a 75.7 % increase over the prior year's investment volume (€299.0 million). At 15.7 %, the ratio of investments to annual sales was again well above the 3.5 % industry average announced by the German chemical industry association (VCI).[6] As a result of investment projects to leverage and foster growth in its business areas, WACKER's investment ratio will remain at around 15 % of consolidated sales over the next few years.

Tripling Polysilicon Capacity

Investment activity focused on several key projects during the past financial year. At Burghausen, WACKER POLYSILICON continued expanding its capacities for polycrystalline hyperpure silicon. WACKER is constructing an additional plant there with an annual capacity of 3,500 metric tons at a cost of about €200 million. This expansion phase (on which work started in January 2006) is due to go into operation in 2007. The next phase should increase nominal capacity by a further 4,500 metric tons per year by late 2009. Preparatory work on the plant already began in the period under review. Overall, some €500 million has been budgeted for both projects.

CAPEX in € million



600
500
400
300
200
100
0
299.0
525.3
2005
2006

Boosting 300 mm Wafer Production

Siltronic is harnessing rising demand for 300 mm silicon wafers via a comprehensive expansion program. The production plant in Freiberg was consequently expanded, boosting Siltronic's monthly global capacity to over 280,000 300 mm wafers by year-end. Production capacity at Burghausen is currently being increased as well. The investment in both projects amounts to around €130 million.

In a joint venture with Samsung Electronics, Siltronic is also building a new production line in Singapore for 300 mm wafers. Between them, Siltronic and Samsung are investing some US$1 billion in this project. Production is scheduled to start in mid-2008. By 2010, the new plant should reach a monthly capacity of 300,000 wafers.

Silicones: Expansion in Germany and China

WACKER SILICONES extended its Nünchritz site on schedule. The new monomer plant officially opened on time, in early November 2006. This facility increases Nünchritz's annual siloxane capacity to 100,000 metric tons, placing it on a par with Burghausen's production volumes. Since 1999, WACKER has invested about €500 million to develop Nünchritz as a Center of Excellence for silicone production.

Expansion of the Zhangjiagang site in China likewise made considerable progress in the year under review – this includes two joint-venture plants for starting materials (being constructed together with partner Dow Corning) and WACKER's wholly-owned facilities for manufacturing downstream silicone products.

[6] Cf. speech by Werner Wenning, president of the German chemical industry association, at the association's annual press conference of December 6, 2006

Following the Chinese authorities' issuance of permits in August, a groundbreaking ceremony for the siloxane production facilities (one of the joint ventures with Dow Corning) took place in early September. The joint ventures are expected to see WACKER investing over €200 million by the end of the decade. Work to build a pyrogenic silica production plant (the other joint venture) remains on schedule, too, with completion planned for the second half of 2007. WACKER's own production facilities for silicone elastomers and sealants went into operation in the year under review.

New Dispersible Polymer Powder Facilities

Demand for dispersible polymer powders in modern construction applications continues to rise worldwide. During 2006, WACKER POLYMERS consequently started work in Burghausen on an additional production plant for polymer powders. With a planned annual capacity of 30,000 metric tons, this plant is scheduled for completion in mid-2007. A further polymer powder production facility is to be built in Nanjing, China.

Share in EPS (Ethylene Pipeline South)

EPS is creating the necessary infrastructure for the safe and economical transport of ethylene between key southern German chemical sites. To do so, a pipeline will be laid, including all the necessary technical equipment. The pipeline will run from Ludwigshafen in Rhineland-Palatinate, through Baden-Württemberg to Münchsmünster in Bavaria. WACKER holds a 10 % stake in the EPS operating company. The financial commitment will total almost €11 million. Construction of the EPS is set to begin in 2007 with commissioning expected in Q3 2008.

RESEARCH AND DEVELOPMENT

R&D Spending Remains High

The WACKER Group's R&D spending rose 3.7 % in 2006 to €152.3 million (2005: €146.9 million). WACKER's R&D quotient (research and development spending as a percentage of Group sales) totaled 4.6 % in the year under review. Since WACKER almost exclusively uses research results for its own purposes, license proceeds are minimal.

The Group's individual business divisions mainly focus on semiconductor technology, silicone chemistry, polymer chemistry, fine chemicals and biotechnology, as well as innovative processes for producing polycrystalline silicon.

At the "Consortium für elektrochemische Industrie" – WACKER's corporate research facility – some 200 employees currently conduct research into catalysis and processes, functional materials, polymer chemistry, organic synthesis and biotechnology.


R&D spending in € million
180
150
120
90
60
30
0
146.9
152.3
2005
2006

The core task of the **Catalysis and Processes** research group is to refine existing processes and develop new production methods that extend WACKER's technological lead in this sector.

One focal area is to develop novel high-performance catalysts and evaluate alternative process technologies. These include a newly developed microwave-based process for synthesis of specialty silanes.

Microprocess engineering is being explored as a further alternative technology. It has already demonstrated advantages in manufacturing an important intermediate. Preparations for scale up to industrial production have already started.

The topic of "renewable resources" has been added to the research portfolio. The purpose is to investigate process technologies for converting biologically produced "chemical building blocks" into starting materials that WACKER needs.

The energy-sector trend toward sustainability is being supported by the Group's work on **Functional Materials** to generate energy from renewable sources. These include alternative photovoltaic technologies, alternative energy sources and membrane materials for fuel cells.

The demands being placed on polymers – for instance in materials, coatings and adhesives – are steadily rising. New functionalities and combinations of properties are increasingly necessitating "system approaches." Groundbreaking hybrid systems (in the form of polymer hybrids and polymer particle composites) and developing individual building blocks of such systems are the focus of research in **Polymers**.

Activities include the development of monodisperse particles in the nanometer and micrometer range with defined surfaces and surface functionalization. These particles act as reinforcing agents in polymer matrices and can impart specific surface properties in coatings (super-hydrophobicity, slip effects etc.).

In addition, WACKER raw materials act as the basis for enhancing established polymerization processes and developing new polymers for flame-resistant soft foams free of toxic substances. This has resulted in innovative polymer materials with a broad range of highly promising applications.

Research activities in **Organic Synthesis** involve the synthesis and characterization of novel materials, primarily to extend existing applications and identify new areas for WACKER's chemical activities.

These efforts currently concentrate on systematically investigating the interface between organic and silicone chemistry. One particular priority is organofunctionally modified silanes and silicones (for post-curing coating compounds, adhesion promoters and moisture-curing systems).

The Organic Synthesis research group also leverages expertise in organic chemistry to find novel solutions for developing biotech products and new vinyl components (where WACKER researchers have identified a highly promising and innovative approach to rapid addition-curing coating compounds).

The **Biotechnology** research spotlight in 2006 remained trained on the "protein production" technology platform. The focus was on developing and improving innovative microbial systems for the production of pharmaceutical proteins. WACKER's proprietary secretion system *E. coli* WCM has been genetically optimized for recombinant production of a wide range of eukaryotic proteins. In a customer study on behalf of Evolutech, the system again demonstrated superiority to other conventional microbial production systems.

E. coli is complemented by the development of yeasts for producing complex human proteins. The biotransformation and metabolic engineering technology platforms apply enzymatic and fermentation techniques to develop new processes for fine chemicals and ingredients.

The WACKER Group also supports academic research. In December 2006, Wacker Chemie AG and the Technical University of Munich (TUM) agreed to endow an Institute of Silicon Chemistry within TUM's Faculty of Chemistry. The new institute is under the direction of the Chair of Macromolecular Chemistry, which now carries the name WACKER. To fully fund the new institute for at least six years and also help finance the WACKER Chair, the company has earmarked €6 million, including €2 million already provided in 2006. These funds will finance grants, research projects and related procurement. Potential beneficiaries of institute grants will include some 50 doctoral candidates.

EMPLOYEES

On December 31, 2006, WACKER had 14,668 employees worldwide (Dec. 31, 2005: 14,434). This is a year-on-year rise of 1.6 %. Staff numbers increased at virtually all divisions apart from WACKER FINE CHEMICALS. Personnel expenses – which include success bonuses allocated to employees – amounted to €962.4 million, up 10.9 % against the prior year (2005: €867.8 million). Employee benefits, including the company pension fund, accounted for €186.1 million of this total.

Vocational training traditionally enjoys a high profile at WACKER. In 2006, 610 students (2005: 621) pursued courses at its German locations (including its vocational training centers), 537 in scientific and technical disciplines and 73 in business administration. WACKER regards the high trainee numbers not merely as a means of gaining qualified entry-level employees, but also as part of its social responsibility, especially toward young people. By regularly providing vocational and advanced training to as many people as possible, the company opens up career opportunities and expands personal prospects.

Employees as of December 31



20,000
16,000
12,000
8,000
4,000
0
14,688
14,434
14,668
2004
2005
2006

	2004	2005	2006
□ International	3,344	3,138	3,328
■ Germany	11,344	11,296	11,340

To preserve these qualifications throughout the individual's career, WACKER offers employees an extensive advanced training & certification program to develop their expertise and enhance personal and social skills. The program ranges from languages and management training to special courses on the world of work. In 2006, WACKER spent €5.2 million on training measures in Germany alone (2005: €4.9 million).

And through idea management, the company actively motivates employees to share their experience in the form of improvement suggestions that help optimize corporate workflows and processes. In 2006, some 3,800 suggestions were submitted, and well over half were implemented, resulting in cost savings of €3.8 million. The suggestion submitters themselves benefited, too, via suitable bonuses.



HOW CAN WE SUPPLY ENOUGH POLYSILICON TO THE BOOMING SOLAR INDUSTRY?





To satisfy the photovoltaic sector's quantity and cost criteria, we continually optimize the rod-deposition process that produces solar-grade silicon. We've streamlined the process for maximum yield and devised an innovative crushing method that obviates the need to purify the silicon. Moreover, we're focusing on our novel fluid-bed technology to produce silicon granules – this enables more cost-efficient use of polysilicon in our customers' crystallization processes.

Dr. Oliver Krätzschmar, R&D Team Leader, Silicon Deposition, WACKER POLYSILICON





RISK MANAGEMENT

As a globally active company, WACKER is exposed to numerous chemical- and semiconductor-market risks that are inseparably linked to every business endeavor. Risk management (and a specific risk management system compliant with German legislation on control and transparency in companies [KonTragG]) is thus a vital component in all decision-making and business processes.

The WACKER Group has extensive reporting and control mechanisms to detect operation risks early and to implement appropriate action when necessary. Monthly reports on key specific risks and business forecasts for the coming months are submitted to the Executive Board – above all, to facilitate the accurate assessment of risk trends. Furthermore, management committees meet regularly to exchange information with the goal of communicating, quantifying and discussing solutions to Groupwide risks.

The risk management system is regularly checked – internally by Corporate Auditing and externally by the auditors – as part of the annual audit.

The main risks involved in the business are:

Market Risks

Strong competition in most of WACKER's sales markets clearly affects product prices. To counter market risks, WACKER strives to steadily expand the share of resilient business sectors in its product portfolio and to rank among the global leaders in every area of activity – which also includes achieving long-term customer loyalty via product-quality excellence and securing advance payments for future product deliveries.

Supply Risks

As a chemical manufacturer, WACKER is affected by the availability – and particularly by the price developments – of raw materials, intermediates and energy for manufacturing purposes. In some areas, the Group relies on only one supply source for procurement of production equipment.

WACKER's corporate departments and operating sectors constantly monitor supply markets, identifying any risks to business and profitability in advance, so that the Group can react quickly to supply-related changes. Long-term supply agreements with partners of high creditworthiness – and where possible with several suppliers – serve to minimize supply risks.

Risk of Loss or Damage

This type of risk includes fire, explosion, environmental damage and product liability. WACKER emphasizes its fundamental responsibility for safety, health and the environment, as well as communicates globally binding rules and strategies. Adequate insurance coverage exists in the event of loss or damage. WACKER has also installed an emergency response plan, accompanied by regular appraisal and training. Extensive maintenance and regular inspections of its facilities are carried out to assure the highest possible standards of industrial safety at production plants. Moreover, ad-hoc soil samples are taken to identify possible contamination in time.

Emission Allowances

To improve climate protection, many countries are moving to limit emissions (particularly CO_2) generated by energy-intensive industries. The EU intends to achieve this target by granting emission allowances to affected industrial companies, and energy producers.

At its German sites in Burghausen and Nünchritz, WACKER is affected by these regulations – which have been enacted into German law. Emission certificates were issued to WACKER in spring 2005. The Group does not expect to face any negative effects from these regulations through 2007. Nevertheless, an early-warning system has been installed to quickly initiate measures should emission allowances appear insufficient.

Financial Risks

The following policy applies to all product and service-related receivables: to minimize default risks, it is important to demand collateral (e.g. retention of title) depending on the nature and extent of the service provided, and to analyze credit reports/references or historical data from the business relationship to date (particularly payment histories). Wacker Chemie AG and Siltronic AG introduced a computerized system to prevent acceptance of customer orders if the customer is suspected of not being able to effect payment. Moreover, WACKER has comprehensive coverage against remaining credit risks caused by payment delays or difficulties in collecting outstanding accounts. In the year under review, no sizable losses of receivables or allowances for bad debts were recorded.

In the normal course of business, WACKER is exposed to currency, interest and pricing risks. Derivatives are employed where WACKER intends to hedge against such risks. Derivatives are only used if covered by operations-related items, investments and financing or planned transactions. The Group does not engage in speculative transactions. In the case of derivatives, WACKER is exposed to a credit risk arising from non-performance of contractual agreements by the contracting partners. For this reason, business is only conducted with financially sound banks and partners. Treasury business is governed by standard corporate procedures and is subject to rigorous controls. Responsibility for performing and controlling treasury business is kept strictly segregated.

Precious metal catalysts (platinum, gold, palladium) are sometimes required by WACKER for production. To counter price risks when purchasing precious metals, the company concludes futures contracts and precious-metals lending transactions as required.

Key figures on hedging policies are contained in the Notes.

Legal, Patent and Reputation Risks

Legal risks may arise due to the vast range of tax, trade, patent, anti-trust and environmental laws and regulations. To counter these risks, the Group bases its decisions on extensive legal counsel. By reviewing patent regulations, the Group intends to determine – prior to initiating R&D activities – to what extent existing third-party patents and intellectual property rights could impair competitive marketing of newly developed products, technologies and processes.

The WACKER Group's Code of Conduct embodies our steadfast determination to always act in accordance with the laws, statutes, ethics and trade practices of the various nations, as well as with our voluntary rules of conduct. We expect to minimize potential reputation risks through this code (which is binding on all staff) and by providing appropriate employee training.

SUPPLEMENTARY REPORT

Between the reporting date of December 31, 2006 and approval date (February 21, 2007), no significant changes, events or developments occurred that would have had a material impact on the financial situation and markets of the Group, its business divisions and subsidiaries.

OUTLOOK[7]

German economic institutes expect a slight slowing of worldwide growth in 2007. The USA's moderate upward trend during the second half of 2006 is likely to continue, with GDP set to climb 2.7 %; experts expect temporary consolidation in Europe as a result of Germany's and Italy's restrictive financial policies. Eurozone real GDP is therefore forecast to rise 2.1 % (or 1.4 % in Germany).

The emerging economies of East Asia and Latin America, as well as Russia and China, are likely to maintain consistently high growth rates, with analysts agreeing that China in particular will continue as the main growth driver. Overall, real global GDP is expected to rise some 3.1 %, providing oil prices and exchange rates remain stable.

Based on economic-institute forecasts, WACKER likewise expects rising sales on global markets to continue in 2007 and 2008, and has optimized its production capacities accordingly. A sustained market upturn and easing worldwide prices for energy and raw materials (as well as a stronger U.S. dollar) would favorably impact the margins attainable in the Group's individual market segments.

By 2010, WACKER POLYSILICON will have virtually tripled its production capacities for polysilicon. Challenging to manufacture, this material is the basis of the semiconductor and solar sectors.

Siltronic is currently expanding 300 mm wafer production and consequently intends to more than double its capacities by 2010 (including its joint venture in Singapore).

[7] All macroeconomic statements on the global economy and specific regions are from the fall forecast of the Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Berlin


Global GDP growth by region in %
12
10
8
6
4
2
0
0.9
2.7
1.4
1.4
2.6
2.1
1.7
2.8
2.3
3.2
3.5
2.7
9.7
10.5
10.0
Germany*
Eurozone
EU 27
USA
China
2005 □ 2006 ■ 2007

Sources: fall forecast

* 2005 and 2006 publications for Germany: Federal Statistics Office, press release dated February 13, 2007

WACKER POLYMERS is increasing its annual polymer-powder capacities by 30,000 metric tons thanks to a new dryer facility. Scheduled to go into operation in 2007, the new plant will substantially boost the division's production volumes.

WACKER SILICONES continues to expand activities at Nünchritz and Zhangjiagang. The Group intends to manufacture intermediates at its Chinese site through joint ventures with Dow Corning. WACKER's production of downstream products for the Chinese market has already begun.

In line with its rising production capacities, the WACKER Group currently expects increases in both sales and earnings in 2007 and 2008.



HOW CAN WE LOWER THE COST OF MANUFACTURING COMPUTERS AND ELECTRONICS?





Silicon wafers form the basis of modern micro and nanoelectronics. Siltronic is a global leader in the market for hyperpure silicon wafers and a partner to many top-tier chip manufacturers. We develop and produce wafers up to 300 mm in diameter. These enable state-of-the-art chip designs with line widths of 90 nanometers and smaller. For chipmakers, the 300 mm wafer offers more than double the surface area of its 200 mm predecessor. This translates into much higher productivity and significant cost savings.

Dr. Georg Schwalb, Project Manager for 32 nm/300 mm technology, Siltronic



CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT

for the period January 1 to December 31

€ million	Note	2006	2005
Sales	1	**3,336.9**	**2,755.7**
Costs of goods sold		−2,378.0	−2,106.0
Gross profit from sales		**958.9**	**649.7**
Selling expenses		−223.9	−211.2
Research and development expenses		−152.3	−146.9
General administrative expenses		−92.5	−88.8
Other operating income	1	77.4	179.7
Other operating expenses	1	−109.3	−128.1
Operating result		**458.3**	**254.4**
Income from investments in joint ventures and associates	2	−9.7	−0.3
Other income from participations	2	7.7	8.4
EBIT (earnings before interest and taxes)		**456.3**	**262.5**
Interest result	2	−23.3	−34.9
Other financial result	2	−3.4	−9.9
Limited partnership interests	2	−14.0	−11.5
Income before taxes		**415.6**	**206.2**
Income taxes	3	−103.8	−62.8
Net income before minority interests		**311.8**	**143.4**
Minority interests	12	−0.5	0.3
Net income attributable to Wacker Chemie AG shareholders		**311.3**	**143.7**
Earnings per common share in €	19	6.46	2.90

BALANCE SHEET

as of December 31

Assets			
€ million	Note	2006	2005
Intangible assets	5	16.3	16.2
Property, plant and equipment	6	1,917.6	1,857.5
Investment property	7	1.5	1.5
Investments in joint ventures and associates	8	98.3	14.0
Financial assets	8	65.2	64.8
Other assets	10	24.0	6.3
Tax receivables	10	15.5	0.0
Deferred taxes	3	7.8	20.4
Non-current assets		**2,146.2**	**1,980.7**
Inventories	9	407.9	382.0
Trade receivables	10	475.7	420.2
Other assets	10	124.6	71.1
Tax receivables	10	60.9	34.2
Cash and cash equivalents	11	42.9	34.7
Current assets		**1,112.0**	**942.2**
		3,258.2	**2,922.9**

Total equity and liabilities

€ million	Note	2006	2005
Subscribed capital, Wacker Chemie AG		260.8	260.8
Capital reserves, Wacker Chemie AG		157.4	59.9
Treasury shares		-45.1	-142.6
Retained earnings		1,243.5	789.4
Translation adjustment		-58.5	-35.1
Gains and lossess recognized in equity		11.8	-1.3
Minority interests		15.9	3.3
Equity	**12**	**1,585.8**	**934.4**
Minority shares in limited partnership capital	12	31.8	29.6
Provisions for pensions	13	354.8	352.1
Other provisions	14	138.2	132.6
Provisions for taxes	14	50.8	45.3
Deferred taxes	3	13.6	17.3
Financial liabilities	15	321.9	890.2
Trade payables	16	0.0	4.3
Other liabilities	16	221.4	19.2
Non-current liabilities		**1,132.5**	**1,490.6**
Other provisions	14	24.8	22.3
Provisions for taxes	14	18.6	47.2
Tax liabilities	16	19.7	11.6
Financial liabilities	15	88.0	56.0
Trade payables	16	205.9	216.4
Other liabilities	16	182.9	144.4
Current liabilities		**539.9**	**497.9**
Liabilities		**1,672.4**	**1,988.5**
		3,258.2	**2,922.9**

STATEMENT OF CASH FLOWS

for the period January 1 to December 31

€ million	Note	2006	2005
Net income before minority interests		311.8	143.4
Depreciation and amortization		330.0	351.2
Changes in provisions		-6.1	-16.1
Changes in deferred taxes		0.3	-40.0
Changes in the scope of consolidation		0.0	-2.5
Other non-cash gains and losses		14.0	-4.6
Gains and losses from disposal of non-current assets		3.3	0.6
Result from equity accounting		11.5	0.1
Changes in inventories		-37.2	-3.8
Changes in trade receivables		-70.7	-66.7
Changes in other assets		-63.5	38.3
Changes in other liabilities		36.3	43.2
Changes in advance payments received		231.4	12.7
Cash flow from operating activities (gross cash flow)	**21**	**761.1**	**455.8**
Payments related to intangibles and property, plant, equipment		-483.5	-304.4
Payments related to financial assets		-96.8	-2.2
Proceeds from disposal of intangibles and property, plant and equipment		3.6	5.1
Proceeds from disposal of associates/financial assets		0.3	3.9
Payments related to acquisitions		0.0	-5.0
Proceeds from divestitures		0.0	5.5
Cash flow from investment activities	**21**	**-576.4**	**-297.1**
Net cash flow	**21**	**184.7**	**158.7**
Dividends paid		-70.9	0.0
Acquisition of treasury shares		0.0	-142.6
Sale of treasury shares		408.7	0.0
Capital contributions from minority interests		12.6	0.5
Dividends paid to minority interests		-0.1	-0.2
Withdrawal of limited partnership capital		-11.8	-10.2
Change in bank liabilities		-499.5	14.7
Change in other financial liabilities		-13.9	-13.2
Cash flow from financing activities	**21**	**-174.9**	**-151.0**
Changes in cash flow due to exchange rate fluctuations		-1.6	1.9
Changes in cash flow due to changes in the scope of consolidation		0.0	0.4
Change in cash and cash equivalents		**8.2**	**10.0**
At beginning of year		34.7	24.7
At year-end		42.9	34.7

STATEMENT OF CHANGES IN EQUITY

for the period January 1 to December 31

€ million	Subscribed capital	Capital reserves	Treasury shares	Revenue reserves/ consolidated result	Translation adjustment	Direct changes	Minority interests	Total
As per Dec. 31, 2004[1]	**260.8**	**202.5**	**0.0**	504.4	**-65.6**	**7.1**	**2.9**	**912.1**
Effect of implementation of new accounting standards[2]	0.0	0.0	0.0	-1.3	0.0	0.0	0.0	-1.3
Jan. 1, 2005	**260.8**	**202.5**	**0.0**	**503.1**	**-65.6**	**7.1**	**2.9**	**910.8**
Net income	0.0	0.0	0.0	143.7	0.0	0.0	-0.3	143.4
Financial instruments	0.0	0.0	0.0	0.0	0.0	-8.4	0.0	-8.4
	0.0	**0.0**	**0.0**	**143.7**	**0.0**	**-8.4**	**-0.3**	**135.0**
Dividends paid	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	-0.2
Capital contribution	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.5
Repurchase of treasury shares	0.0	-142.6	-142.6	142.6	0.0	0.0	0.0	-142.6
Translation differences	0.0	0.0	0.0	0.0	30.5	0.0	0.4	30.9
Dec. 31, 2005	**260.8**	**59.9**	**-142.6**	**789.4**	**-35.1**	**-1.3**	**3.3**	**934.4**
As per Dec. 31, 2005[1]	**260.8**	**59.9**	**-142.6**	**791.2**	**-35.1**	**-1.3**	**3.3**	**936.2**
Effect of implementation of new accounting standards[2]	0.0	0.0	0.0	-1.8	0.0	0.0	0.0	-1.8
Jan. 1, 2006	**260.8**	**59.9**	**-142.6**	**789.4**	**-35.1**	**-1.3**	**3.3**	**934.4**
Net income	0.0	0.0	0.0	311.3	0.0	0.0	0.5	311.8
Financial instruments	0.0	0.0	0.0	0.0	0.0	13.1	0.0	13.1
	0.0	**0.0**	**0.0**	**311.3**	**0.0**	**13.1**	**0.5**	**324.9**
Dividends paid	0.0	0.0	0.0	-70.9	0.0	0.0	-0.1	-71.0
Capital contribution	0.0	0.0	0.0	0.0	0.0	0.0	12.6	12.6
Sale of treasury shares	0.0	97.5	97.5	213.7	0.0	0.0	0.0	408.7
Translation differences	0.0	0.0	0.0	0.0	-23.4	0.0	-0.4	-23.8
Dec. 31, 2006	**260.8**	**157.4**	**-45.1**	**1,243.5**	**-58.5**	**11.8**	**15.9**	**1,585.8**

Cf. Note 12

[1] Prior-year equity before application of IFRIC 4

[2] Cf. section on "Changes in accounting standards/implementation of new standards."

SEGMENT INFORMATION BY DIVISION

for the period January 1 to December 31

2006

€ million	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Corporate functions/ other	Consoli-dation	Group
External sales	1,243.9	548.9	101.4	132.7	1,257.6	52.4	0.0	3,336.9
Internal sales	43.0	10.7	11.2	192.9	5.5	158.6	-421.9	0.0
Total sales	**1,286.9**	**559.6**	**112.6**	**325.6**	**1,263.1**	**211.0**	**-421.9**	**3,336.9**
EBIT	**147.8**	**88.8**	**-4.5**	**88.8**	**213.1**	**-76.4**	**-1.3**	**456.3**
Depreciation and amortization	84.1	17.8	15.0	29.5	142.5	41.1	0.0	330.0
EBITDA	**231.9**	**106.6**	**10.5**	**118.3**	**355.6**	**-35.3**	**-1.3**	**786.3**
EBIT includes:								
Income from investments in associates	-7.7	0.0	0.0	0.0	-1.6	-0.4	0.0	-9.7
Impairment losses	0.0	0.0	-8.6	0.0	-0.8	-5.7	0.0	-15.1
Additions to property, plant, equipment[1]	110.1	17.8	4.0	148.5	102.3	45.8	0.0	428.5
Additions to financial assets[2]	30.8	0.0	0.0	0.0	65.4	0.6	0.0	96.8
Asset additions	**140.9**	**17.8**	**4.0**	**148.5**	**167.7**	**46.4**	**0.0**	**525.3**
Assets (Dec. 31)	965.0	222.3	68.6	374.5	1,173.8	690.9	-236.9	3,258.2
Liabilities (Dec. 31)	392.1	90.0	28.0	353.6	535.9	496.4	-223.6	1,672.4
Net assets (Dec. 31)	**572.9**	**132.3**	**40.6**	**20.9**	**637.9**	**194.5**	**-13.3**	**1,585.8**
Investments in joint ventures and associates included in net assets (Dec. 31)	28.4	0.0	0.0	0.0	63.6	6.3	0.0	98.3
Research expenses	-34.4	-7.1	-6.0	-5.1	-63.2	-36.5	0.0	-152.3
Employees (Dec. 31)	3,767	1,050	300	875	5,585	3,091	0	14,668
Employees (average)	3,719	1,042	315	868	5,586	3,069	0	14,599

[1] Intangible assets; property, plant and equipment

[2] Investments in joint ventures and associates, and financial assets

For comments on the key indicators, see Note 22 of the financial statements.

2005

€ million	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Corporate functions/ other	Consoli-dation	Group
External sales	1,081.8	473.0	104.1	132.5	912.5	51.8	0.0	2,755.7
Internal sales	37.5	0.8	6.4	155.6	12.5	127.4	-340.2	0.0
Total sales	**1,119.3**	**473.8**	**110.5**	**288.1**	**925.0**	**179.2**	**-340.2**	**2,755.7**
EBIT	**111.5**	**80.9**	**10.1**	**66.2**	**5.8**	**-11.0**	**-1.0**	**262.5**
Depreciation and amortization	99.5	18.2	7.5	24.0	160.9	41.1	0.0	351.2
EBITDA	**211.0**	**99.1**	**17.6**	**90.2**	**166.7**	**30.1**	**-1.0**	**613.7**
EBIT includes:								
Income from investments in associates	0.7	0.0	0.0	0.0	0.0	-1.0	0.0	-0.3
Impairment losses	-11.8	0.0	0.0	0.0	-10.4	-2.8	0.0	-25.0
Additions to property, plant, equipment[1]	100.8	21.0	13.2	67.6	68.0	26.2	0.0	296.8
Additions to financial assets[2]	2.1	0.0	0.0	0.0	0.0	0.1	0.0	2.2
Asset additions	**102.9**	**21.0**	**13.2**	**67.6**	**68.0**	**26.3**	**0.0**	**299.0**
Assets (Dec. 31)	894.7	205.1	85.7	233.0	1,110.0	453.1	-58.7	2,922.9
Liabilities (Dec. 31)	512.3	128.8	45.6	145.3	645.0	591.3	-79.8	1,988.5
Net assets (Dec. 31)	**382.4**	**76.3**	**40.1**	**87.7**	**465.0**	**-138.2**	**21.1**	**934.4**
Investments in joint ventures and associates included in net assets (Dec. 31)	7.0	0.0	0.0	0.0	0.0	7.0	0.0	14.0
Research expenses	-33.4	-7.9	-6.1	-5.3	-65.4	-28.8	0.0	-146.9
Employees (Dec. 31)	3,596	1,000	321	832	5,631	3,054	0	14,434
Employees (average)	3,625	997	321	813	5,717	3,010	0	14,483

[1] Intangible assets; property, plant and equipment

[2] Investments in joint ventures and associates, and financial assets

For comments on the key indicators, see Note 22 of the financial statements.

SEGMENT INFORMATION BY REGION

for the period January 1 to December 31

2006

€ million	Germany	Europe (excl. Germany)	Americas	Asia	Other regions	Consolidation	Group
External sales by customer location	657.6	960.8	659.2	961.4	97.9	0.0	3,336.9
External sales by Group company location	2,886.7	23.0	700.8	418.9	1.4	–693.9	3,336.9
Additions to property, plant and equipment[1]	368.8	0.5	8.6	50.5	0.1	0.0	428.6
Additions to financial assets[2]	31.5	65.3	0.0	0.0	0.0	0.0	96.8
Asset additions (Dec. 31)	**400.3**	**65.8**	**8.6**	**50.5**	**0.1**	**0.0**	**525.3**
Assets (Dec. 31)	3,127.9	435.7	312.0	454.6	0.7	–1,072.7	3,258.2
Liabilities (Dec. 31)	1,608.3	73.6	174.3	195.3	0.3	–379.4	1,672.4
Net assets (Dec. 31)	**1,519.6**	**362.1**	**137.7**	**259.3**	**0.4**	**–693.3**	**1,585.6**
Research expenses	–137.5	0.0	–10.8	–10.8	0.0	6.8	–152.3
Employees (Dec. 31)	11,340	134	1,629	1,555	10	0	14,668

2005

€ million	Germany	Europe (excl. Germany)	Americas	Asia	Other regions	Consolidation	Group
External sales by customer location	572.3	840.0	615.3	639.3	88.8	0.0	2,755.7
External sales by Group company location	2,359.8	28.2	647.5	305.3	2.9	–588.0	2,755.7
Additions to property, plant and equipment[1]	264.6	0.2	10.8	21.2	0.0	0.0	296.8
Additions to financial assets[2]	2.2	0.0	0.0	0.0	0.0	0.0	2.2
Asset additions (Dec. 31)	**266.8**	**0.2**	**10.8**	**21.2**	**0.0**	**0.0**	**299.0**
Assets (Dec. 31)	2,583.6	183.6	379.2	395.8	0.7	–620.0	2,922.9
Liabilities (Dec. 31)	1,709.0	7.2	266.2	218.3	0.3	–212.5	1,988.5
Net assets (Dec. 31)	**874.6**	**176.4**	**113.0**	**177.5**	**0.4**	**–407.5**	**934.4**
Research expenses	–131.2	0.0	–10.3	–13.6	0.0	8.2	–146.9
Employees (Dec. 31)	11,296	126	1,607	1,399	6	0	14,434

[1] Intangible assets, property, plant and equipment and financial assets
[2] Investments in associates, financial assets

For comments on the key indicators, see Note 22 of the financial statements.

NOTES

Accounting Principles and Methods

Wacker Chemie AG's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as used in the EU and in effect on the reporting date, as well as with the supplementary rulings of Section 315a, Subsection 1 of the German Commercial Code (HGB).

All of the applicable interpretations of the International Financial Reporting Interpretations Committee (IFRIC) were applied in the year under review, as well.

To enhance the presentation's clarity, various items in the consolidated income statement and the balance sheet have been summarized. These items are separately stated and explained in the Notes.

The Group's functional currency is the euro. All amounts are in millions of euros (€ million), unless expressly stated otherwise.

The consolidated financial statements, the Group management report and any other documents subject to disclosure laws have been filed with the provider of the electronic Federal Bulletin. Wacker Chemie AG is registered under the number HRB 159705 at the Munich District Court. The consolidated financial statements and the Group management report can be accessed via WACKER's website under www.wacker.com.

As prescribed by Section 161 of the AktG, the declaration of conformity with the German Corporate Governance Code has been issued and made available to shareholders via WACKER's website.

Wacker Chemie AG's Executive Board released the consolidated financial statements for presentation to the Supervisory board on February 21, 2007.

Standards/ Interpretations Not Applied Earlier

The International Accounting Standards Board (IASB) has issued the following standards, interpretations and changes to existing standards which are not yet binding and which Wacker Chemie AG will not implement earlier than required.

IFRS 7: "Financial Instruments: Disclosures"
First obligatory use is for reporting years beginning on or after January 1, 2007. First-time application by Wacker Chemie AG in 2007 will lead to expanded disclosures concerning financial instruments.

IFRS 8: "Operating Segments"
First obligatory use is for reporting years beginning on or after January 1, 2009. First-time application by Wacker Chemie AG will start in fiscal 2008 at the earliest. This is expected to have little impact on Wacker Chemie AG's consolidated financial statements, since the management approach is already being implemented in segment reporting.

Amendments to IAS 1: "Presentation of Financial Statements – Capital Disclosures"
First obligatory use is for reporting years beginning on or after January 1, 2007.
Wacker Chemie AG's first use in 2007 may lead to expanded disclosures in the Notes.

IFRIC 7: "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies"
First obligatory use is for reporting years beginning on or after March 1, 2006.
Wacker Chemie AG does not expect this to impact its consolidated financial statements.

IFRIC 8: "Scope of IFRS 2"
First obligatory use is for reporting years beginning on or after May 1, 2006. Wacker Chemie AG does not expect this to impact its consolidated financial statements.

IFRIC 9: "Reassessment of Embedded Derivatives"
First obligatory use is for reporting years beginning on or after June 1, 2006. Wacker Chemie AG does not expect this to impact its consolidated financial statements.

IFRIC 10: "Interim Financial Reporting and Impairment"
First obligatory use is for reporting years beginning on or after November 1, 2006.
Its future impact on Wacker Chemie AG's consolidated financial statements cannot be estimated.

IFRIC 11: "IFRS 2 – Group and Treasury Share Transactions"
First obligatory use is for reporting years beginning on or after March 1, 2007.
Wacker Chemie AG does not expect this to impact its consolidated financial statements.

IFRIC 12: "Service Concession Arrangements"
First obligatory use is for reporting years beginning on or after January 1, 2008.
Wacker Chemie AG does not expect this to impact its consolidated financial statements.

Scope of Consolidation

The consolidated financial statements include the financial statements of Wacker Chemie AG and its subsidiaries. Subsidiaries are companies in which Wacker Chemie AG directly or indirectly has a voting majority or uniform control. Joint ventures and associates are entities where Wacker Chemie AG exercises significant influence, normally holding 20–50 percent of the votes. These entities are included in the consolidated financial statements at equity. If subsidiaries and joint ventures have their own subsidiaries, these are not included in the table below. Companies in which Wacker Chemie AG has less than a 20-percent shareholding are shown as other investments under non-current financial assets.

	Germany	Europe (excl. Germany)	Americas	Asia	Other regions	Total
Fully consolidated subsidiaries (incl. parent company)						
Jan. 1, 2006	18	13	8	19	1	59
Additions	0	1	0	0	0	1
Disposals and mergers	–1	0	–1	0	0	–2
Dec. 31, 2006	**17**	**14**	**7**	**19**	**1**	**58**
Companies accounted for using the equity method						
Jan. 1, 2006	1	0	2	4	0	7
Additions	0	0	0	1	0	1
Disposals and mergers	–1	0	0	0	0	–1
Dec. 31, 2006	**0**	**0**	**2**	**5**	**0**	**7**
Non-consolidated subsidiaries[1]						
Jan. 1, 2006	1	0	0	0	0	1
Dec. 31, 2006	**1**	**0**	**0**	**0**	**0**	**1**
Total						
Jan. 1, 2006	20	13	10	23	1	67
Additions	0	1	0	1	0	2
Disposals and mergers	–2	0	–1	0	0	–3
Dec. 31, 2006	**18**	**14**	**9**	**24**	**1**	**66**

[1] Not consolidated because of insignificance (W.E.L.T. Reisebüro GmbH; share 51 %)

Additions to fully consolidated subsidiaries:	
Siltronic Holding B.V. (Krommenie/Amsterdam) (new entity as of July 2006)	100 %
Disposals/mergers of fully consolidated subsidiaries:	
Wacker-Chemie Neunte Venture GmbH, Munich (divestiture)	100 %
Precision Silicones Inc., Chino, California (merged with Wacker Chemicals Corporation, as of May 31, 2006)	100 %
Additions to companies consolidated at equity:	
Siltronic Samsung Wafer Pte. Ltd. (Singapore) (new entity) In July 2006, Siltronic Samsung Wafer Pte. Ltd. was founded as a joint venture with Samsung Electronics Co. Ltd.	50 %
Disposals/mergers of companies consolidated at equity:	
AGENDA Vermögensverwaltungs-GmbH i.L., Munich (liquidation)	50 %

Consolidation Methods

The consolidated financial statements are based on the financial statements of Wacker Chemie AG and its consolidated subsidiaries, with December 31 as closing day. Several of the companies consolidated at equity have September 30 as the closing day. Their financial statements are included accordingly, because final figures are only available from this date. The individual financial statements were audited by independent auditors.

Investments in subsidiaries are consolidated by applying the purchase method; the cost of the investment is set off against the Group share in equity of the consolidated subsidiaries at the time of acquisition or first inclusion into the consolidated financial statements. The equity is calculated after including the identifiable assets and liabilities at fair value in proportion to WACKER's interest. Any remaining difference, i.e. an excess of the cost over our interest in the equity, is recognized as goodwill and tested annually for impairment. An excess of our interest in equity over the cost of the investment is recognized as profit.

Entities accounted for using the equity method are included. Any remaining difference to the purchase costs of the share is treated in line with the purchase method. All remaining shares are accounted for at cost.

Unrealized results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. Unrealized results from trade receivables with associates are not eliminated, unless the amounts are substantial. For consolidation entries impacting income, the effects on income tax are taken into account and deferred taxes are included.

Foreign Currency Translation

In the individual financial statements of Group companies, all receivables and liabilities in foreign currencies are translated at the closing day rate, whether they have been hedged or not. Forward contracts that – from an economic point of view – are used for hedging, are presented at fair values.

The financial statements of consolidated companies are prepared in the local currency. The items of these statements are translated on the basis of the "functional currency" principle – according to the modified closing rate method. Since WACKER Group subsidiaries run their businesses along independent financial, economic and organizational lines, the functional currency is, as a rule, identical with each company's local currency. In the consolidated financial statements, expenses and income from the financial statements of subsidiaries stated in foreign currency are translated at the annual average rate, whereas assets and liabilities are translated at the closing day rate. Currency differences resulting from the translation of equity are set off against equity. Translation differences from different exchange rates in the consolidated income statement are likewise recognized directly in equity. In the case of divestiture, the translation difference is reversed against income.

The exchange rates of the major currencies used in these financial statements, and their corresponding fluctuations against the euro, were as follows:

		Closing day rate		Annual average rate	
	ISO Code	Dec. 31, 2006	Dec. 31, 2005	2006	2005
U.S. dollar	USD	1.32	1.18	1.26	1.24
Japanese yen	JPY	156.49	139.66	145.95	136.80
Singapore dollar	SGD	2.02	1.97	1.99	2.07
Chinese yuan	CNY	10.27	9.56	10.01	10.18

Accounting and Valuation Principles

The consolidated financial statements of Wacker Chemie AG and of its German and international subsidiaries are prepared in accordance with uniform accounting and valuation principles. The preparation of the consolidated financial statements in accordance with IFRS necessitates the use of certain assumptions and estimates affecting the measurement and presentation of the recognized assets and debts, income and expenses, as well as contingent liabilities. The assumptions on which the estimates are based primarily relate to the uniform definition of useful life, the recognition and measurement of accruals and provisions, and the scope for realizing future tax relief. The actual values may in individual instances differ from the assumptions and estimates made. Changes in value are recognized as soon as they become apparent and are included in the results of the period when the change occured and, if applicable, in future reporting periods.

Sales are recognized when goods and services have been duly delivered/performed and paid. Sales include income from services. The section on segment information reports on sales by sector and region.

Costs of goods sold show the costs of any products, merchandise and services sold. In addition to direct costs, such as material, payroll and energy costs, they cover overheads including depreciation and inventory adjustments. This item includes the cost of outward freight.

Selling expenses include costs incurred by the sales organization, advertising, market research and applications support at customer sites. This item also shows commission expenses.

Research and development expenses include costs entailed by the development of products and processes. Expenditures on research costs in the narrower sense are recognized as an expense when incurred. Development costs are only capitalized when all the prescribed recognition criteria have been met cumulatively, when the research phase can be separated clearly from the development phase and when the costs incurred can be allocated to the individual project phases without overlaps. Currently, not all IAS 38 capitalization criteria have been met due to the numerous interdependences within development projects and the uncertainty about which products will ultimately become commercially viable.

General administrative expenses include the pro rata payroll and material costs of corporate control functions, human resources, accounting and information technology, unless they have been charged as an internal service to other cost centers and hence in certain circumstances to other functional areas.

Acquired intangible assets are measured at cost and amortized on a straight-line basis. The useful life is taken to be between four and eight years, unless otherwise indicated – e.g. as a result of the life of a patent. Amortization of intangible assets (apart from goodwill) is allocated to the functional areas that use them.

Self-constructed intangible assets are capitalized if it is probable that a future economic benefit can be associated with the use of the asset and the costs of the asset can be determined reliably. They are recognized at cost and amortized on a straight-line basis. The useful life corresponds to that of the acquired intangible assets. Where development costs are recognized as an intangible asset, they comprise the costs directly and indirectly attributable to the development process. Development expenditure recognized as an intangible asset is amortized over the useful life of the corresponding production facilities from the start of production.

Goodwill is not amortized but annually tested for impairment. If the impairment test indicates a recoverable amount that is lower than the carrying amount, the goodwill is reduced to its recoverable amount and an impairment loss is recognized. Goodwill amortization is presented under other operating expenses.

We recognize **property, plant and equipment** in the balance sheet at cost and depreciate them by the straight-line method in accordance with their probable useful life.

Grants from third parties reduce the cost; unless otherwise stated, these grants (investment subsidies) are issued by government bodies.

Borrowing costs are not recognized as part of the costs of assets.

Income grants that are not offset by future expenses are recognized as income.

The cost of construction of **self-constructed assets** includes all costs directly attributable to the production process, as well as appropriate portions of the production-related overheads.

If **property, plant and equipment are decommissioned, sold or abandoned**, the gain or loss from the difference between the sales proceeds and the residual carrying amount is presented under other operating income or expenses.

Non-current assets also include **assets relating to leases**. Property, plant and equipment rented by way of **finance leases** are recognized at fair value at the inception, unless the present values of the minimum lease payments are lower. Depreciation is by the straight-line method over the estimated useful life, or over the term of the contract if shorter. The obligations from **future lease installments** are recognized under financial liabilities.

Property, plant and equipment are depreciated basically in accordance with the following periods of useful life:

	Periods of useful life
Production buildings	20 to 50 years
Other buildings	10 to 30 years
Plant and machinery	6 to 12 years
Vehicles	4 to 6 years
Business and office equipment	6 to 10 years

If the carrying amounts of intangible assets or items of property, plant and equipment determined in accordance with the above principles are higher than their recoverable amounts at the reporting date, **impairment losses** are recognized as an expense. The recoverable amounts are determined from the fair value less costs to sell or, if higher, from the present value of the estimated future cash flows from the use of the asset. The need for **write-downs due to impairment losses** is assessed yearly for such assets or groups of assets where an impairment may be suspected. Where the reasons for impairment no longer exist, impairment losses are reversed.

The **shares in non-consolidated subsidiaries and investments** presented as non-current financial assets are measured at cost, unless different fair values are available.

Changes in fair value are recognized in the income statement upon realization through disposal or if the fair value falls below the acquisition cost. **Loans** advanced are measured at amortized cost, except that non-interest-bearing and low-interest loans advanced are measured at their present value.

Shares in associated companies and joint ventures are always measured at the Group's share of equity. Pro rata income is included in the Group's income statement and increases or decreases the carrying amount. Any changes in the investee's equity that have not been included in the investee's profit or loss are directly recognized in the Group's equity. Dividends paid by joint ventures and associated companies reduce their equity and therefore decrease the carrying amount without affecting profits. If an associated company, or joint venture, faces losses that have exhausted its equity, these losses are fully written off in the consolidated balance sheet. Any additional losses are not included in the consolidated financial statements. The book value is not increased until the loss carryforward has been set off and the equity is positive again.

Inventories are measured at cost, using the average cost method. Lower replacement costs or realizable prices at the balance sheet date are taken into account through write-downs to their net realizable value. Purchase and production costs include directly attributable costs as well as an appropriate portion of the indirect materials and indirect labor, and also straight-line depreciation. Borrowing costs are not capitalized.

Write-downs are recognized for inventory risks as a result of extended periods of storage and reduced usability, according to the lower of cost or market principle. In the income statement, cost of **unused production capacity** is also included in the costs of goods sold.

For production reasons, **work in progress and finished goods** are presented combined under goods.

Trade receivables and **other assets** are always recognized at amortized cost, except for derivative financial instruments. Risks are taken into account through appropriate allowances. Where long-term receivables are non-interest-bearing or low-interest-bearing, they are discounted.

Derivative financial instruments are used only for hedging purposes, in order to reduce the Group's exposure to the risks posed by exchange-rate fluctuations and changes in interest rates and in raw materials prices impacting the operating and financing activities. Derivative financial instruments are always recognized at fair value, notwithstanding the purpose for or the intention with which they have been concluded. Positive fair values are recognized as a receivable, and negative fair values as a liability. If there are changes in the fair value of the financial instruments used to limit the risk of lower future inflows or higher outflows (cash flow hedges), these changes are included in equity after consideration of any related tax effects.

Measures to cover the risk of changes in the market value of recognized assets or liabilities lead to "fair value hedges." Fair-value changes are identified for both the underlying business and for the derivative financial instruments used for hedging, and these changes are presented under "Other financial result" in the income statement. Derivative financial instruments are accounted for at the trade date.

Securities with a residual period of less than a year are classified as available for sale. These securities are always measured at fair values, if such values are available.

Cash and cash equivalents are recognized at their nominal value.

Deferred tax assets and liabilities are recognized for temporary differences between tax bases and carrying amounts, as well as for consolidation entries recognized in the income statement. The deferred tax assets include tax relief entitlements resulting from the anticipated use of existing loss carryforwards in future years, the realization of which is assured with sufficient probability. The deferred tax is determined on the basis of the tax rates that, under current law, are applicable at the time of realization in the individual countries, or are anticipated. Netting of deferred tax assets and liabilities is only performed to the extent that is possible under the same tax regime.

Minority interests in the limited partnership capital of consolidated companies are reported as financial liability; pro rata results and dividend payments increase or diminish this liability.

Pension provisions are measured according to the projected unit credit method. This method takes account not only of pensions and entitlements to future pensions known at the balance sheet date, but also of estimated increases in salaries and pensions. The calculation is based on actuarial valuations, taking account of biometric calculation bases.

Actuarial gains and losses are only recognized as income or expense once they move outside a margin of ten percent of the present value of the defined benefit obligation. In this instance, the exceeding amounts distributed over the future average remaining working life of the employees. The expense from funding the pension provisions (service costs) is allocated to the costs for the functional areas concerned; the interest costs are funded in the other financial result. If assets are funded externally (plan assets) to finance pension obligations, the fair values of these assets are set off against the present value of the obligations. The expected return on plan assets are also reported under "Other financial result."

Provisions are made in the balance sheet for current legal or constructive obligations if outflow of resources to cover these obligations is probable, and the amount of these obligations can be estimated reliably. The measurement is based on the estimated amounts required to settle the obligations, known risks and Group contingencies. All cost components, which are also recognized under inventories, are in principle included in the measurement of the other provisions. Long-term provisions are measured at the present value at the reporting date.

The **liabilities** are measured at amortized cost. **Liabilities from finance leases** are shown as financial liabilities at the present value of the future leasing installments. **Liabilities from financial derivatives** are recognized at the fair value. There are no **contingent liabilities** recognized in the balance sheet.

Emissions certificates allotted free of charge are measured at a nominal value of nil. Provisions are recognized if the emissions certificates available do not cover the anticipated obligations. Proceeds from the sale of emissions certificates allotted free of charge are included in other operating income.

Changes in Accounting Methods/Standards Used for First Time

IFRIC 4 "Determining Whether an Arrangement Contains a Lease" was applied for the first time in the year under review. This affects the treatment of Wacker Chemie AG's gas and steam power station at the Burhgausen plant. According to the retrospective application, the prior year's figures have been adjusted.

The following changes have been made to the prior-year income statement, to the balances brought forward to January 1, 2005, and to the balance sheet as of December 31, 2005:

€ million	2005
Cost of goods sold	1.6
Other financial result	-2.4
Income taxes	0.3
Net income before minority interests	**-0.5**
Earnings per share (€)	-0.01

€ million	Dec. 31, 2005	Jan. 1, 2005
Property, plant and equipment	38.4	42.0
Retained earnings	-1.8	-1.3
Deferred tax liabilities	-1.0	-0.8
Financial liabilities	41.2	44.1

In the 2005 statement of cash flows, the adjustments mentioned above increased the cash flow from operating activities by €2.9 million and reduced the cash flow from financing activities by the same amount.

IFRIC 5: "Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds"
First obligatory use is for reporting years beginning on or after January 1, 2006. The impact of first-time application has had no effect on Wacker Chemie AG's consolidated financial statements.

IFRIC 6: "Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
First obligatory use is for reporting years beginning on or after December 1, 2005. The impact of first-time application has had no effect on the consolidated financial statements of Wacker Chemie AG.

Amendments to IAS 19: "Employee Benefits, Actuarial Gains and Losses, Group Plans and Disclosure"
The amendments primarily affect the option to recognize the year's actuarial gains and losses directly in equity, as well as the expansion of disclosure. The practice of calculating actuarial gains and losses in accordance with the corridor method was kept.

Amendments to IAS 21: "The Effects of Changes in Foreign Exchange Rates"
First obligatory use is for reporting years beginning on or after January 1, 2006. This amendment has no impact on Wacker Chemie AG's consolidated financial statements of December 31, 2006.

Amendments to IAS 39: "Financial Instruments: Recognition and Measurement – Accounting for Cash Flow Hedges in Future Intra-Group Transactions – Application of the Fair Value Measurement Option"
First obligatory use is for reporting years beginning on or after January 1, 2006. The amendments to IAS 39 have not had a material impact on Wacker Chemie AG's 2006 consolidated financial statements.

1 Sales/Functional Costs/Other Operating Income/Other Operating Expenses

Sales

Sales include €75.2 million (2005: €67.3 million) from other services.

Other operating income

€ million	2006	2005
Gains from currency transactions	45.3	60.5
Income from reversal of provisions	2.2	36.7
Insurance compensations	8.9	37.0
Income from reversal of valuation allowances for receivables	1.5	17.7
Gains from disposal of assets	1.6	3.4
Subsidies/grants	3.4	5.4
Other	14.5	19.0
	77.4	**179.7**

Insurance compensations of the previous year include €3.8 million for damage that resulted in an impairment loss.

Other operating expenses

€ million	2006	2005
Losses from currency transactions	-66.4	-77.8
Losses from valuation allowances for receivables	-0.8	-2.3
Losses from disposal of non-current assets/impairment losses	-20.0	-32.0
Other	-22.1	-16.0
	-109.3	**-128.1**

Other operating expenses include expenses not attributable to functional areas.

In the year under review, impairment losses mainly impact the assets of WACKER FINE CHEMICALS in the field of custom syntheses, where the values in use were impaired by growing price pressure in sales markets. Furthermore, lower net realizable values led to impairment losses of currently unused assets at the Wasserburg site. The impairments are based on the value in use calculated for the facilities in question, as well as on net realizable values. To calculate the value in use, the estimated cash flow from operating the facilities involved were discounted at an interest rate of 5.5%. The estimated cash flow is based on planning values.

The prior year's impairment losses relate to: explosion damage in Nünchritz, impairment of land and buildings no longer fully utilized, technically obsolete IT equipment, production facilities and intangible assets that have proved not to be exploitable.

2 Interest Result/Other Financial Result/Limited Partnership Result

Financial results

€ million	2006	2005
Income from investments in joint ventures and associates[1]	**-9.7**	**-0.3**
Unrecorded losses from entities consolidated at equity	0.0	0.3
Other income from participations		
Income from participations[2]	7.7	5.4
Gains from disposal of participations	0.0	3.0
	7.7	**8.4**
Interest result		
Interest and similar income	9.9	5.1
Interest and similar expenses	-33.2	-40.0
	-23.3	**-34.9**
Other financial income/expenses		
Other financial income	4.7	0.9
Interest portion of non-current provisions/liabilities/finance lease	-6.2	-10.4
Other financial expenses	-1.9	-0.4
	-3.4	**-9.9**
Other shareholders' limited partnership result[3]	**-14.0**	**-11.5**

[1] Income from investments in joint ventures and associates mainly relates to investments in companies in the USA, China and Singapore.
[2] Income from participations mainly relates to investments in companies in the USA.
[3] In the WACKER Group, limited partnerships with minority shareholders are consolidated. The share of the net income before minority interests due to the minority shareholders in these limited partnerships is shown under this item. In the balance sheet, the minority shareholders' share of the equity of these limited partnerships is presented separately as non-current liabilities.

3 Income Taxes

The calculation is based on the current regulations of actual or expected tax rates in the individual countries at the realization time. These are generally based on the legal regulations valid or adopted on the reporting date.

In Germany, a solidarity surcharge is added to corporate tax.
In addition, a trade income tax has to be paid; this varies depending on the municipality in which the company has its site. The trade income tax is a deductible operating expense.

Tax rates in Germany

in %	2006	2005
Weighted average trade income tax rate	14.7	14.7
Corporate tax rate	25.0	25.0
Solidarity surcharge	5.5	5.5

The income from foreign Group companies is subject to taxation at the tax rates valid in the country where the site is located. Deferred taxes on undistributed profits of subsidiaries were not calculated. The effort required to determine possible resulting tax effects would have been unreasonably high. €199.8 million (2005: €70.2 million) is available for distribution.

€ million	2006	2005
Current taxes	-103.5	-102.8
Deferred taxes	-0.3	40.0
Income taxes	**-103.8**	**-62.8**
Reconciliation to the effective tax rate		
Pre-tax result	415.6	206.2
Income tax rate for Wacker Chemie AG in %	38.0	38.0
Expected tax expenses	**-157.9**	**-78,4**
Tax rate differentials	2.4	3.0
Tax effect of non-deductible expenses	-9.9	-9.6
Tax effect of tax-free income	13.7	18.8
Taxes for previous years	-6.2	-21.2
Change in valuation allowances for deferred tax assets	44.3	27.6
Taxes attributable to minority shareholders	-5.3	-4.4
Effect of tax legislation changes	15.5	0.0
Other	-0.4	1.4
Total income tax	**-103.8**	**-62.8**
Effective tax load in %	**25.0**	**30.5**

The change in valuation allowances for deferred tax assets was due to loss carryforwards utilized in 2006 and the anticipated use of loss carryforwards in 2007. The valuation allowances for deferred tax assets that had been made in 2005 could be reversed appropriately.

Due to the German Act on the Tax Features for the Introduction of the European Company and Amendment of Other Tax Rules (SEStEG), there has been an amendment to the ruling in Section 37 of the German Corporation Tax Law (KStG) on handling existing corporation tax credits. As a result, we have an unconditional claim to the payment of such credits over a period of ten years, starting in 2008. Consequently, there was a tax receivable and tax income item recognized with a present value of €15.5 million.

Allocation of deferred taxes

	2006		2005	
€ million	**Deferred tax assets**	**Deferred tax liabilities**	**Deferred tax assets**	**Deferred tax liabilities**
Intangible assets	2.4	0.0	7.4	0.0
Property, plant and equipment	0.0	110.7	0.0	123.0
Current assets	9.2	3.6	6.7	0.7
Pension provisions	18.7	0.0	22.1	0.0
Other provisions	32.5	3.2	31.8	1.2
Liabilities	34.3	0.2	40.2	0.2
Loss carryforwards	14.6	0.0	17.7	0.0
Tax credits	0.2	0.0	2.3	0.0
	111.9	**117.7**	**128.2**	**125.1**
Setoffs	-104.1	-104.1	-107.8	-107.8
Balance sheet item	**7.8**	**13.6**	**20.4**	**17.3**

The existing tax loss carryforwards can still be used as follows:

Tax loss carryforwards

€ million	**2006**	**2005**
Within 1 year	0.6	0.4
Within 2 years	0.8	0.6
Within 3 years	2.0	25.4
Within 4 years	1.2	35.3
Within 5 years or later	69.8	167.5
	74.4	**229.2**
Thereof loss carryforwards not expected to be realizable	-36.5	-184.0
Thereof loss carryforwards expected to be realizable	37.9	45.2

For the volatile semiconductor business, the calculation of loss carryforwards expected to be realizable relates only to the subsequent plan year.

4 Development of Fixed Assets

€ million	Intangible assets	Property, plant and equipment	Investment property	Investments in joint ventures and associates	Financial assets	Total
Cost						
Balance at Jan. 1, 2005	272.2	5,842.6	45.4	12.0	67.4	6,239.6
Additions	8.4	288.4	0.0	2.1	0.1	299.0
Disposals	−21.0	−129.4	0.0	0.0	−1.2	−151.6
Transfers	5.2	−5.2	0.0	0.0	0.0	0.0
Changes in scope of consolidation	0.0	−2.9	0.0	0.0	0.0	−2.9
Other changes[1]	0.0	0.0	0.0	−0.1	0.0	−0.1
Exchange rate differences	3.8	131.1	0.0	0.0	0.1	135.0
Balance at Dec. 31, 2005	**268.6**	**6,124.6**	**45.4**	**14.0**	**66.4**	**6,519.0**
Depreciations						
Balance at Jan. 1, 2005	253.7	3,969.5	43.9	0.0	1.9	4,269.0
Additions	13.6	337.6	0.0	0.0	0.0	351.2
Disposals	−18.1	−123.6	0.0	0.0	−0.3	−142.0
Changes in scope of consolidation	0.0	−2.7	0.0	0.0	0.0	−2.7
Exchange rate differences	3.2	86.3	0.0	0.0	0.0	89.5
Balance at Dec. 31, 2005	**252.4**	**4,267.1**	**43.9**	**0.0**	**1.6**	**4,565.0**
Net carrying amounts as of Dec. 31, 2005	**16.2**	**1,857.5**	**1.5**	**14.0**	**64.8**	**1,954.0**
Impairment losses	4.4	20.6	0.0	0.0	0.0	25.0
Reduction in cost due to investment grant						285.4
Cost						
Balance at Jan. 1, 2006	268.6	6,124.6	45.4	14.0	66.4	6,519.0
Additions	3.7	424.8	0.0	96.0	0.8	525.3
Disposals	−35.5	−80.9	0.0	0.0	−0.3	−116.7
Transfers	3.9	−3.9	0.0	0.0	0.0	0.0
Other changes[1]	0.0	0.0	0.0	−11.5	0.0	−11.5
Exchange rate differences	−2.7	−122.0	0.0	−0.2	−0.2	−125.1
Balance at Dec. 31, 2006	**238.0**	**6,342.6**	**45.4**	**98.3**	**66.7**	**6,791.0**
Depreciations						
Balance at Jan. 1, 2006	252.4	4,267.1	43.9	0.0	1.6	4,565.0
Additions	6.5	323.5	0.0	0.0	0.0	330.0
Disposals	−35.0	−74.5	0.0	0.0	0.0	−109.5
Exchange rate differences	−2.2	−91.1	0.0	0.0	−0.1	−93.4
Balance at Dec. 31, 2006	**221.7**	**4,425.0**	**43.9**	**0.0**	**1.5**	**4,692.1**
Net carrying amounts as of Dec. 31, 2006	**16.3**	**1,917.6**	**1.5**	**98.3**	**65.2**	**2,098.9**
Impairment losses	0.8	14.3	0.0	0.0	0.0	15.1
Reduction in cost due to investment grant						319.8

[1] For companies accounted for using the equity method, this item includes the change due to the application of the equity method.

5 Intangible Assets

€ million	Trademarks, licenses and similar intellectual property rights	Goodwill	Total
Cost			
Balance at Jan. 1, 2005	130.0	142.2	272.2
Additions	2.7	5.7	8.4
Disposals	−4.7	−16.3	−21.0
Transfers	5.2	0.0	5.2
Exchange rate differences	1.9	1.9	3.8
Balance at Dec. 31, 2005	**135.1**	**133.5**	**268.6**
Depreciations			
Balance at Jan. 1, 2005	111.5	142.2	253.7
Additions	13.6	0.0	13.6
Disposals	−1.8	−16.3	−18.1
Exchange rate differences	1.3	1.9	3.2
Balance at Dec. 31, 2005	**124.6**	**127.8**	**252.4**
Net carrying amounts as of Dec. 31, 2005	**10.5**	**5.7**	**16.2**
Cost			
Balance at Jan. 1, 2006	135.1	133.5	268.6
Additions	2.9	0.8	3.7
Disposals	−31.7	−3.8	−35.5
Transfers	3.9	0.0	3.9
Exchange rate differences	−2.1	−0.6	−2.7
Balance at Dec. 31, 2006	**108.1**	**129.9**	**238.0**
Depreciations			
Balance at Jan. 1, 2006	124.6	127.8	252.4
Additions	6.5	0.0	6.5
Disposals	−31.2	−3.8	−35.0
Exchange rate differences	−1.6	−0.6	−2.2
Balance at Dec. 31, 2006	**98.3**	**123.4**	**221.7**
Net carrying amounts as of Dec. 31, 2006	**9.8**	**6.5**	**16.3**

This item describes acquired assets. The additions to trademarks relate to operating activities. The addition to goodwill is due to subsequent payments related to the acquisition of Wacker Biotech GmbH.

The goodwill impairment test has been based on a ten-year timescale because of the special nature of this business model (biotechnology). Key indicators include anticipated sales, as well as personnel and material costs. The experience gained from completed test periods has been taken into account. The discount rate is 6.9 %.

6
Property, Plant and Equipment

€ million	Land, buildings, similar rights	Plant and machinery	Other fixtures, business and office equipment	Assets under construction	Total
Cost					
Balance at Jan. 1, 2005	1,007.6	4,205.6	496.2	133.2	5.842.6
Additions	15.4	132.5	20.0	120.5	288.4
Disposals	-3.0	-89.2	-36.3	-0.9	-129.4
Transfers	8.3	89.1	7.4	-110.0	-5.2
Changes in scope of consolidation	0.0	-2.6	-0.3	0.0	-2.9
Exchange rate differences	30.4	94.5	3.9	2.3	131.1
Balance at Dec. 31, 2005	**1,058.7**	**4,429.9**	**490.9**	**145.1**	**6,124.6**
Depreciations					
Balance at Jan. 1, 2005	537.8	3,028.0	403.7	0.0	3.969.5
Additions	43.9	258.8	34.9	0.0	337.6
Disposals	-2.7	-86.2	-34.7	0.0	-123.6
Transfers	0.0	1.8	-1.8	0.0	0.0
Changes in scope of consolidation	0.0	-2.4	-0.3	0.0	-2.7
Exchange rate differences	13.2	69.9	3.2	0.0	86.3
Balance at Dec. 31, 2005	**592.2**	**3,269.9**	**405.0**	**0.0**	**4.267.1**
Net carrying amounts Dec. 31, 2005	**466.5**	**1,160.0**	**85.9**	**145.1**	**1,857.5**
Thereof finance leases					
Gross carrying amounts	89.7	49.2	0.0	0.0	138.9
Depreciations	-63.6	-10.8	0.0	0.0	-74.4
Net carrying amounts	**26.1**	**38.4**	**0.0**	**0.0**	**64.5**
Cost					
Balance at Jan. 1, 2006	1,058.7	4,429.9	490.9	145.1	6,124.6
Additions	28.0	158.4	22.5	215.9	424.8
Disposals	-3.2	-53.1	-22.6	-2.0	-80.9
Transfers	-0.4	84.7	11.6	-99.8	-3.9
Exchange rate differences	-33.1	-84.4	-2.3	-2.2	-122.0
Balance at Dec. 31, 2006	**1,050.0**	**4,535.5**	**500.1**	**257.0**	**6,342.6**
Depreciations					
Balance at Jan. 1, 2006	592.2	3,269.9	405.0	0.0	4,267.1
Additions	43.7	250.6	29.2	0.0	323.5
Disposals	-2.6	-50.1	-21.8	0.0	-74.5
Transfers	0.0	-0.2	0.2	0.0	0.0
Exchange rate differences	-17.1	-72.1	-1.9	0.0	-91.1
Balance at Dec. 31, 2006	**616.2**	**3,398.1**	**410.7**	**0.0**	**4,425.0**
Net carrying amounts Dec. 31, 2006	**433.8**	**1,137.4**	**89.4**	**257.0**	**1,917.6**
Thereof finance leases					
Gross carrying amounts	89.7	49.2	0.0	0.0	138.9
Depreciations	-68.1	-14.4	0.0	0.0	-82.5
Net carrying amounts	**21.6**	**34.8**	**0.0**	**0.0**	**56.4**

7
Investment Property

€ million	Intangible assets	Land, buildings, similar rights	Plant and machinery	Other fixtures, business and office equipment	Total
Cost					
Balance at Jan. 1, 2005	0.4	11.8	32.8	0.4	45.4
Balance at Dec. 31, 2005	**0.4**	**11.8**	**32.8**	**0.4**	**45.4**
Depreciations					
Balance at Jan. 1, 2005	0.4	10.3	32.8	0.4	43.9
Balance at Dec. 31, 2005	**0.4**	**10.3**	**32.8**	**0.4**	**43.9**
Net carrying amounts Dec. 31, 2005	**0.0**	**1.5**	**0.0**	**0.0**	**1.5**
Cost					
Balance at Jan. 1, 2006	0.4	11.8	32.8	0.4	45.4
Balance at Dec. 31, 2006	**0.4**	**11.8**	**32.8**	**0.4**	**45.4**
Depreciations					
Balance at Jan. 1, 2006	0.4	10.3	32.8	0.4	43.9
Balance at Dec. 31, 2006	**0.4**	**10.3**	**32.8**	**0.4**	**43.9**
Net carrying amounts Dec. 31, 2006	**0.0**	**1.5**	**0.0**	**0.0**	**1.5**

Wacker Chemie AG's Cologne location is shown as an investment property.

8
Financial Assets

€ million	Investments in joint ventures and associates	Other investments	Other financial assets	Financial assets
Cost				
Balance at Jan. 1, 2005	12.0	64.8	2.6	67.4
Additions	2.1	0.0	0.1	0.1
Disposals	0.0	−1.0	−0.2	−1.2
Changes resulting from application of the equity method	−0.1	0.0	0.0	0.0
Exchange rate differences	0.0	0.0	0.1	0.1
Balance at Dec. 31, 2005	**14.0**	**63.8**	**2.6**	**66.4**
Depreciations				
Balance at Jan. 1, 2005	0.0	1.9	0.0	1.9
Retirements	0.0	−0.3	0.0	−0.3
Balance at Dec. 31, 2005	**0.0**	**1.6**	**0.0**	**1.6**
Net carrying amounts as of Dec. 31, 2005	**14.0**	**62.2**	**2.6**	**64.8**
Cost				
Balance at Jan. 1, 2006	14.0	63.8	2.6	66.4
Additions	96.0	0.6	0.2	0.8
Disposals	0.0	0.0	−0.3	−0.3
Changes resulting from application of the equity method	−11.5	0.0	0.0	0.0
Exchange rate differences	−0.2	−0.1	−0.1	−0.2
Balance at Dec. 31, 2006	**98.3**	**64.3**	**2.4**	**66.7**
Depreciations				
Balance at Jan. 1, 2006	0.0	1.6	0.0	1.6
Exchange rate differences	0.0	−0.1	0.0	−0.1
Balance at Dec. 31, 2006	**0.0**	**1.5**	**0.0**	**1.5**
Net carrying amounts as of Dec. 31, 2006	**98.3**	**62.8**	**2.4**	**65.2**

9 Inventories

€ million	2006	2005
Raw materials and supplies	114.0	111.0
Goods and merchandise	292.1	270.2
Services not charged	1.1	0.3
Advance payments	0.7	0.5
	407.9	**382.0**
Thereof recorded at net realizable value	75.4	38.3

10 Accounts Receivable/Other Assets/Tax Receivables

	2006			2005		
€ million	Total	Thereof long-term	Thereof short-term	Total	Thereof long-term	Thereof short-term
Trade receivables	**475.7**	**0.0**	**475.7**	**420.2**	**0.0**	**420.2**
Receivables from associated companies	7.2	0.0	7.2	13.6	0.0	13.6
Loans and interest receivables	4.2	0.0	4.2	2.4	1.7	0.7
Derivative financial instruments	35.5	0.4	35.1	10.5	0.0	10.5
Prepaid expenses	19.0	12.3	6.7	6.7	0.0	6.7
Sundry assets	82.7	11.3	71.4	44.2	4.6	39.6
Other assets	**148.6**	**24.0**	**124.6**	**77.4**	**6.3**	**71.1**
Tax receivables	**76.4**	**15.5**	**60.9**	**34.2**	**0.0**	**34.2**

Valuation allowances for accounts receivable/other assets

€ million	2006	2005
Trade receivables	-5.2	-4.1
Other assets	-0.2	-0.5
	-5.4	**-4.6**

Accounts receivable are shown at amortized cost, corresponding to the fair values. Default risks are – if not covered by insurance – taken into account by sufficient valuation allowances. Prepaid expenses mainly include capitalized VAT for advance payments. Sundry assets include investment fund shares for securing semi-retirement liabilities amounting to €11.3 million (prior year: €4.6 million). Said fund shares were classified as available for sale. Their market value amounts to €11.6 million (prior year: €4.6 million). They are actively traded and are presented as long-term assets. The prior year's presentation was adapted accordingly. The fund shares are individually pledged to employees participating in the partial-retirement program. Sundry assets also include claims to investment grants. They amount to €59.1 million (prior year: €30.0 million).

11 Liquid Assets

€ million	2006	2005
Cash and equivalents	42.9	34.7

Cash and equivalents are shown at their nominal values.

12 Equity Capital, Minority Shares

The subscribed capital (capital stock) of Wacker Chemie AG totals €260,763,000. It comprises a total of 52,152,600 non-par value shares (aggregate shares). This corresponds to a computed par value of €5 per share. There are no different classes of shares; all shares are exclusively common shares.

As a result of the initial public offering in April 2006, the number of shares outstanding rose through the sale of shares previously held as treasury shares. The following table shows the development in the year under review and in the previous year:

Units	2006	2005
Shares outstanding at the start of the financial year	44,329,600	52,152,600
Purchase of treasury shares	0	−7,823,000
Sale of treasury shares	5,348,383	0
Shares outstanding at the end of the financial year	**49,677,983**	**44,329,600**
Treasury shares held	2,474,617	7,823,000
Aggregate shares	**52,152,600**	**52,152,600**

Initial public offering

Previous shareholders Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. sold all or some of their shares in Wacker Chemie AG in the context of the initial public offering. Wacker Chemie AG likewise sold a substantial portion of its treasury shares. The sale resulted in an equity increase of €408.7 million after deducting the IPO costs of €13.3 million attributable to Wacker Chemie AG, which were directly included in equity, and also taxes of €5.9 million triggered by the sale. The equity item "Treasury shares" was increased pro rata by €97.5 million on account of the shares held; this corresponds to the proportion of the treasury shares sold. The capital reserve rose by the same amount.

The initial public offering gave employees in Germany an opportunity to acquire shares from Wacker Chemie AG's own stake. Over 5,000 employees availed themselves of this opportunity. The company granted a subsidy of €135 to those acquiring at least five common shares.

For notes on Wacker Chemie AG's shareholder structure, please refer to Note 24.

Capital reserves include the amounts over and above the nominal amount of shares when issued in previous years. They also include other equity capital contributions made by shareholders. Due to the IPO, capital reserves rose by €97. 5 million.

Retained earnings include amounts created in previous fiscal years at Wacker Chemie AG, transfers from annual earnings, the results of any consolidated companies minus amounts due to minority shareholders, changes that affect consolidated items in terms of net income and any changes to the scope of consolidation. In the year under review, this item rose as a result of the proceeds from the initial public offering that were not allocated to the capital reserve or the reserve for "treasury shares."

Any remaining equity shows both the differences from currency translation in the financial statements of foreign subsidiaries and the effects from measuring financial instruments. In both cases, profit was not affected.

Net income attributable to minority shareholders are made up of the following profits and losses:

€ million	**2006**	**2005**
Profits	−1.4	−0.8
Losses	0.9	1.1
Earnings due to minority shareholders	**−0.5**	**0.3**

The table below shows those changes directly included in equity which result from the measurement of financial instruments at fair values according to IAS 39.

€ million	**2006**	**2005**
Fair values Jan. 1	−2.1	11.4
Deferred taxes Jan. 1	0.8	−4.3
Carrying amount value Jan. 1	**−1.3**	**7.1**
Changes in fair values	20.8	−13.5
Changes in deferred taxes	−7.7	5.1
Total changes during year under review	**13.1**	**−8.4**
Fair values Dec. 31	18.7	−2.1
Deferred taxes Dec. 31	−6.9	0.8
Carrying amount value Dec. 31	**11.8**	**−1.3**

Gross fair values amounting to €−8.4 million (2005: €1.8 million) were reclassified from equity in the consolidated income statement after taking account of the tax effect.

13 Provisions for Pensions

WACKER Group employees can avail themselves of various post-employment pension plans, which will be determined by the legal, economic and tax environment of individual countries. These pension plans usually take account of employees' length of service and salary levels.

The company pension fund makes a distinction between defined contribution and defined benefit plans. In the case of defined contribution plans, over and above the contributions into dedicated, defined pension plans there is no further obligation for the company. Pension obligations in addition result from defined benefit plans in the form of entitlements to future pensions and ongoing payments to eligible active and former employees of the WACKER Group and their surviving dependents.

Employees in Germany have the option of converting part of their compensation into deferred compensation commitments. Benefit plans taken out by December 31, 2000 are measured at the value of years of service to date/years served to retirement (pro rata temporis), whereas any benefit plans from January 1, 2001 are measured at the present value of the defined benefit obligation. In view of their pension-like character, provisions for pensions, furthermore, include obligations for medical-insurance costs for retired employees (USA) and severance payments.

Foreign Group companies have both defined contribution and defined benefit plans. They are financed, on the one hand, through funds and, on the other, through provisions in the form of direct commitments.

Obligations from direct benefit plans are calculated according to the projected unit credit method, which takes compensation and pension adjustments into consideration. The current service cost of pension benefit claimants results from the planned development of the provisions for expected future pension payments. Any differences between those pension obligations calculated as planned and the defined benefit obligation at year-end are treated as actuarial gains or losses, and are spread over the average remaining service of the plan participants during the follow-up periods so far as these differences exceed 10 % of the amount of obligations.

These obligations are funded only in part by means of provisions. Group pension obligations are financed to a considerable degree by externally invested plan assets. In the case of both Wacker Chemie AG and Domestic Group companies, these assets are handled by Pensionskasse der Wacker Chemie VVaG. Compared with the obligations to be financed by the funds, these are both overfunded and underfunded.

The funding of Pensionskasse der Wacker Chemie VVaG by the Domestic Group companies is included in expenses from pension plans. The defined benefit obligations that result from the application of the projected unit credit method are reduced by the fair value of plan assets, as well as by actuarial losses not yet recognized, or increased by actuarial gains not yet recognized. If the fund assets exceed the obligation from the pension plan, a credit item is shown in principle. A resulting asset can only be recognized to the extent the entity can draw economic benefits from these assets, e.g. in the form of refunds from the plan or reductions in future contributions to the plan (asset ceiling as per IAS 19.58 et seq.). Since the Wacker Pension Fund fixes contributions in accordance with supervisory legislation, there is no access to the excess amount of fund assets in Germany. Consequently, any excess amounts are not capitalized. Unless fund assets cover the obligation, the net obligation is shown as a liability under provisions for pensions.

Pension obligations in Germany are calculated in accordance with the biometric calculation principles based on Prof. Klaus Heubeck's guideline tables for the year 2005. Pension obligations abroad are calculated in accordance with locally applicable actuarial principles and parameters. The calculations are based on actuarial valuations that take account of the following parameters.

Parameters

	Germany		USA		Japan	
in %	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Assumed interest rate	4.50	4.25	6.00	5.75	2.00	2.00
Compensation trend	2.50	2.50	3.00–3.50	3.50		
Expected return on plan assets	6.00	6.00	8.25–8.50	8.25–8.50		

The expected return on plan assets was estimated according to past trends and anticipated values for the following year. Interest income may vary in the individual asset classes of the fund. The percent rate chosen corresponds to the average rate of all the assets.

To arrive at the amount recognized as a defined benefit liability, the plan assets taken out in funds are balanced against the defined benefit obligation at year-end (financial status). Provisions for pensions are obtained after the actuarial profit and loss not yet recognized are deducted.

€ million	Germany 2006	Foreign 2006	Total 2006	Total 2005
Development of defined benefit obligation (DBO)				
DBO Jan. 1	1,502.1	123.9	1,626.0	1,366.8
Service cost	41.7	4.4	46.1	36.0
Interest cost	62.8	6.0	68.8	68.8
Contributions by employees	9.5	0.1	9.6	9.7
Actuarial profit (–) and loss (+)	–74.2	–5.8	–80.0	173.3
Pension payments	–49.7	–3.4	–53.1	–50.5
Changes in scope of consolidation	0.0	–0.1	–0.1	0.0
Exchange rate differences	0.0	–12.4	–12.4	13.8
Other changes	0.0	0.7	0.7	8.1
DBO Dec. 31	**1,492.2**	**113.4**	**1,605.6**	**1,626.0**
Change in fund assets				
Fund assets at present value Jan. 1	1,135.4	72.7	1,208.1	1,066.0
Actual return on fund assets	76.9	7.5	84.4	144.8
Employer contributions	9.5	14.4	23.9	16.4
Contributions by eligible parties	9.5	0.1	9.6	9.7
Pension payments	–36.7	–3.0	–39.7	–37.1
Exchange rate differences	0.0	–7.3	–7.3	8.3
Fund assets at present value Dec. 31	**1,194.6**	**84.4**	**1,279.0**	**1,208.1**
Financial status	**297.6**	**29.0**	**326.6**	**417.9**
Unrecognized actuarial profit/loss	–61.7	0.0	–61.7	–82.3
Asset ceiling (IAS 19.58)	88.3	0.0	88.3	14.6
Similar benefits	0.8	0.8	1.6	1.9
Accruals for pensions	**325.0**	**29.8**	**354.8**	**352.1**

On the reporting date, benefits financed through provisions accounted for €386.0 million (2005: €381.3 million) of the DBO at German Group companies. Benefits at foreign Group companies financed solely through provisions amounted to €16.2 million (2005: €17.3 million).

Pension costs incurred by defined benefit plans and the total of all pension expenses are made up as follows:

€ million	2006	2005
Service cost	-46.1	-36.0
Interest cost	-68.8	-68.8
Expected return on fund assets	74.0	65.5
Amortization of actuarial profit and loss	70.6	-50.2
"Asset ceiling" effect	-73.7	48.5
Plan curtailments and settlements	-0.7	0.7
Other	-0.4	0.2
Expenses from defined benefit plans	**-45.1**	**-40.1**
Expenses from defined contribution plans	-1.4	-1.9
Other pension expenses	-1.2	-0.3
Pension expenses	**-47.7**	**-42.3**
Contributions to state pension plans	-51.6	-48.8
Expenses for post-employment benefits	**-99.3**	**-91.1**
Thereof included in payroll expenses (functional costs)	-103.6	-87.8
Thereof included in the interest result	4.3	-3.3

Composition of the plan assets

in %	2006 Total	2006 Thereof third parties	2006 Thereof Group[1]	2005 Total	2005 Thereof third parties	2005 Thereof Group[1]
Real estate	17.1	11.8	5.3	14.8	10.6	4.2
Loans/fixed interest securities	39.1	39.1	0.0	37.6	37.6	0.0
Shares/funds	40.7	40.7	0.0	42.4	42.4	0.0
Cash and cash equivalents	3.1	3.1	0.0	5.2	5.2	0.0
Total	**100.0**	**94.7**	**5.3**	**100.0**	**95.8**	**4.2**

[1] Items posted here are used by Group companies.

We expect contributions to the plan assets to amount to €13.8 million in 2007.

14
Other Provisions / Tax Provisions

€ million	2006 Total	2006 Thereof long-term	2006 Thereof short-term	2005 Total	2005 Thereof long-term	2005 Thereof short-term
Personnel	97.4	92.9	4.5	103.2	98.3	4.9
Sales / purchasing	6.3	0.0	6.3	4.9	0.0	4.9
Environmental protection	47.8	45.0	2.8	37.3	33.9	3.4
Restructuring	1.1	0.3	0.8	1.7	0.4	1.3
Other	10.4	0.0	10.4	7.8	0.0	7.8
Other provisions	**163.0**	**138.2**	**24.8**	**154.9**	**132.6**	**22.3**
Tax provisions	**69.4**	**50.8**	**18.6**	**92.5**	**45.3**	**47.2**

Tax provisions
Tax provisions contain amounts for tax obligations, tax audits and legal action. Existing long-term tax provisions will be largely used up over the next four to six years.

Personnel
These provisions contain obligations for anniversary payments, other deferrals, and provisions relating to early retirement and semi-retirement schemes. Long-term provisions for anniversary payments flow out continuously. The provision for semi-retirement schemes will be exhausted by 2015 at the latest; the outflow will be continuous until that date.

Sales / purchasing provisions
These provisions cover obligations from warranty and product liability as well as rebates, bonuses or other price reductions, commissions for sales agents, and risks of possible deficiency.

Environmental protection
These provisions are made for expected obligations concerning site contamination, water-pollution control, recultivation of landfills, clean-up of contaminated storage and production sites, and similar environmental measures. These provisions also include environmental protection charges imposed by the government. The addition in 2006 was the result of reassessing the expected obligation from an environmental remediation measure. Most long-term provisions for environmental protection will be used over a period of ten to twenty years.

Restructuring provisions

These provisions comprise severance payments to employees who leave, expected site-closure expenses, obligations for demolition and similar charges.

Sundry provisions and accruals

These provisions relate to a number of identifiable individual risks and contingencies.

Other provisions and accruals developed as follows:

€ million	Jan. 1, 2006	Addition/ interest effect	Utilization	Reversal	Exchange rate differences	Scope of consolida-tion/other	Dec. 31, 2006
Personnel	103.2	4.6	−10.3	−0.1	−0.2	0.2	97.4
Sales/purchasing	4.9	6.3	−4.2	−0.6	−0.1	0.0	6.3
Environmental protection	37.3	14.6	−2.7	−0.8	−0.6	0.0	47.8
Restructuring	1.7	0.0	−0.5	−0.1	0.0	0.0	1.1
Other	7.8	7.3	−2.8	−0.5	−0.4	−1.0	10.4
	154.9	**32.8**	**−20.5**	**−2.1**	**−1.3**	**−0.8**	**163.0**
Thereof interest effect		1.3					

Tax provisions developed as follows:

€ million	Jan. 1, 2006	Addition/ interest effect	Utilization	Reversal	Exchange rate differences	Scope of consolida-tion/other	Dec. 31, 2006
Taxes	92.5	19.9	−42.3	−0.2	−0.6	0.1	69.4
Thereof interest effect		0.1					

15 Financial Liabilities

€ million	2006 Total	2006 Thereof non-current	2006 Thereof current	2005 Total	2005 Thereof non-current	2005 Thereof current
Bank liabilities	312.6	244.5	68.1	835.0	798.1	36.9
Liabilities due to subsidiaries	0.2	0.0	0.2	0.0	0.0	0.0
Liabilities from leasing arrangements[1]	77.9	67.4	10.5	86.5	77.8	8.7
Loans from employees[2]	15.1	10.0	5.1	19.3	14.3	5.0
Other financial liabilities	4.1	0.0	4.1	5.4	0.0	5.4
	409.9	**321.9**	**88.0**	946.2	**890.2**	**56.0**

[1] Liabilities from leasing arrangements mainly include liabilities relating to leasing the headquarters building and the Burghausen plant's CCGT power station. Due to the first-time use of IFRIC 4 for the power station, the prior-year value was adjusted. For details, refer to the chapter "Changes in the Accounting Method/Standards Used for First Time."

[2] These are loans made by employees to Wacker Chemie AG which promote employee wealth creation.

No material security exists for financial liabilities. If the Group cannot fulfill its repayment requirements regarding loans from employees, there are bank guarantees in place to secure employees' credits. Some bank liabilities are fixed-interest and others variable-rate; loans from employees have fixed percentage rates. Some of the bank liabilities were granted provided that certain covenants are complied with.

16 Liabilities

€ million	2006 Total	2006 Thereof non-current	2006 Thereof current	2005 Total	2005 Thereof non-current	2005 Thereof current
Tax liabilities	**19.7**	**0.0**	**19.7**	**11.6**	**0.0**	**11.6**
Trade liabilities	**205.9**	**0.0**	**205.9**	**220.7**	**4.3**	**216.4**
Liabilities due to associated companies	3.2	0.0	3.2	3.3	0.0	3.3
Social security liabilities	5.6	0.0	5.6	18.5	0.3	18.2
Payroll liabilities	2.7	0.0	2.7	2.3	0.0	2.3
Other personnel liabilities	123.8	0.0	123.8	67.2	0.4	66.8
Derivatives	1.0	0.1	0.9	27.8	0.3	27.5
Deferred charges	0.5	0.1	0.4	8.1	0.0	8.1
Advance payments received	252.5	217.8	34.7	21.1	18.0	3.1
Sundry liabilities	15.0	3.4	11.6	15.3	0.2	15.1
Other liabilities	**404.3**	**221.4**	**182.9**	**163.6**	**19.2**	**144.4**

Aside from amounts for which Group companies are liable to pay tax, tax liabilities also include taxes paid on behalf of third parties. In particular, social security liabilities refer to social security contributions yet to be paid. Other payroll liabilities especially include as-yet unpaid profit-sharing and other bonuses, vacation and flextime credits, and other HR-related liabilities.

The increased advance payments are connected to future polysilicon deliveries enabled by capacity expansions at Burghausen's polysilicon facilities.

17 Contingent Liabilities/Other Obligations

Contingencies are possible obligations that are based on past events and whose existence is first confirmed by the occurrence of one or more uncertain future events that are, however, beyond the Group's influence. Present obligations can, moreover, represent contingencies if the likelihood of an outflow of resources is not strong enough to justify the recognition of a provision and/or the amount of the obligation cannot be estimated with sufficient reliability. The values assigned to contingencies correspond to the extent of liability that exists on the balance sheet date.

The contingent liabilities and other obligations below are nominal values.

€ million	2006	2005
Guarantees	0.2	0.2

Wacker Chemie AG has a finance lease for its Munich-based headquarters building, which is used by the Group. The agreement with the lessor is scheduled to lapse in 2012. Thereafter, WACKER's Pension Fund or a company named by the Fund shall have the right to acquire the building at a price that has already been fixed.

Wacker Chemie AG has also capitalized a finance lease for the CCGT power station at its Burghausen site. The lease is due to end in 2016 at the latest, but can be terminated prematurely. In either case, WACKER reserves the right to acquire the power station at a book-value-oriented purchase price, as defined by German commercial law. Should WACKER exercise said right, it shall undertake not to sell the power station to a third party for five years.

	2006		2005	
€ million	Nominal value	Present value	Nominal value	Present value
Minimum leasing payment within a year	14.6	10.5	13.4	8.7
Minimum leasing payment between one and five years	56.6	46.5	58.8	45.9
Minimum leasing payment of over five years	23.6	20.9	35.9	31.9
	94.8	**77.9**	**108.1**	**86.5**
Minimum payments from subtenancies are expected to total	3.2		4.7	

Operating leases are particularly used for motor vehicles and IT equipment. These leases generally last between three and five years. Tenancy agreements for office space etc. last for much longer.

€ million	2006	2005
Obligations from rent and operating leases		
due within one year	8.1	11.2
due between one and five years	13.2	13.9
due after five years or more	6.0	1.8
	27.3	26.9
Thereof leasing payments based on operating leases	8.4	9.9
Obligations from orders for planned capital expenditures (contractual commitments)	116,0	138,4
Obligations related to subsequent purchase price payments	2,5	3,3

Wacker Chemie AG is, additionally, liable to the authorities for the proper recultivation of landfills and is obliged to provide the appropriate security. In accordance with German commercial law, provisions for recultivation amount to €11.0 million. Furthermore, the value of additional security is €7.1 million.

Wacker Chemie AG has signed an agreement with joint-venture partners (Dow Corning and Samsung) to make investments in coming years and to provide the necessary equity funds and/or loans.

The Group receives government subsidies for investment measures. These subsidies must meet the condition that a certain number of jobs should be created or maintained at certain sites. If these contractual promises are not fulfilled, any funding received must be paid back either in full or in part. The Group's contractual promises are subject to a time limit. If certain conditions arise, Wacker Chemie AG has undertaken to purchase the long-term assets of Wacker Burghausen Fußball GmbH at a price of €4.6 million. Said purchase commitment only remains valid for a limited period.

To secure the Burghausen plant's supply of the raw material ethylene, Wacker Chemie AG purchased a share in EPS Ethylen-Pipeline-Süd GmbH & Co. KG, Munich. As a result, Wacker Chemie AG has undertaken to invest €10.9 million, which is due over the following fifteen months.

18 Other

€ million	2006	2005
Expenses for materials	-1,181.2	-963.8
Personnel expenses		
Wages and salaries	-776.3	-702.5
Social benefits and social aid funds	-134.1	-126.3
State pension contributions	51.6	48.8
Social insurance contributions	-82.5	-77.5
Pension-plan expenses	-52.0	-39.0
State pension contributions	-51.6	-48.8
Expenses for post-employment benefits	-103.6	-87.8
	-962.4	**-867.8**

Social benefits are mainly the employer's share of social security and trade association contributions. Pension-plan expenses are mainly pension payments and transfers to pension provisions; related interest is shown in the financial result. Amounts transferred to external pension funds are also included here.

Expenses for auditor fees

€ million	2006	2005
Audit	0.7	1.1
Other certification/appraisal services	1.0	0.6
Tax consultancy	0.0	0.1
	1.7	1.8

Other certification services mainly include those rendered during the IPO. Additionally, the costs of interim reviews are covered.

Real estate held as an investment property

Wacker Chemie AG owns real estate at its former production site in Cologne, Germany. The real estate comprises land and infrastructure (energy, wastewater, etc.). The land is rented or on long-term lease; there is no finance lease. These assets, which are a separate line item in the balance sheet, are measured according to the cost model. They are subject to the same depreciation-method and useful-life principles as assets used for our own purposes. Third parties operate, maintain and look after this land and infrastructure in Cologne. Any third-party costs are charged directly to the tenants or leaseholders.

€ million	2006	2005
Fair value	13.8	14.0
Income from rent/operating leases	1.4	0.8
Costs	-0.3	-0.2

The fair value is based on our own estimates; it is reviewed by external experts every three to four years.

19 Earnings per Share / Dividend

		2006	2005
Average number of outstanding common shares		48,207,178	49,544,933
Number of common shares outstanding at year end		49,677,983	44,329,600
Normal dividend per common share entitled to a dividend	€	2.00	1.60
Special dividend due to IPO	€	0.50	0.00
Dividend per common share entitled to a dividend	**€**	**2.50**	**1.60**
Net income	€ million	311.3	143.7
Earnings due to common shares	€ million	311.3	143.7
Earnings per share (average)	€	6.46	2.90
Earnings per share (reporting day)	€	6.27	3.24

There was no diluted earnings per share in the year under review or in the prior year.

The dividend payout for fiscal 2005 amounted to €70.9 million, or €1.60 per dividend-bearing share.

The Executive Board of Wacker Chemie AG proposed the aforementioned dividend for fiscal 2006. The proposed dividend relates solely to shares entitled to a dividend, i.e. excluding any treasury shares. It is incumbent on Wacker Chemie AG's shareholder meeting to accept or reject the proposal. Subject to shareholder approval, an amount of €124,194,958 will be paid out for the total number of 49,677,983 non-par value shares outstanding.

20 Derivative Financial Instruments

Wacker Chemie AG is exposed to exchange, interest and raw materials price risks in the normal course of its business. The raw materials price risks that are hedged against stem principally from precious metals (platinum, gold, palladium) which are used as catalysts or for other purposes in the production process.

In those instances where Wacker Chemie AG hedges against these risks, it uses derivative financial instruments and in particular currency option and foreign exchange contracts, foreign exchange and interest rate swaps, and interest rate caps. Derivatives are used only if they are backed by positions, cash deposits and funding or scheduled transactions arising from operations (underlying transaction); the scheduled transactions also include anticipated but not yet invoiced sales in foreign currency.

Foreign exchange hedging is performed predominantly for the US dollar, the Japanese yen and the Singapore dollar. In the case of foreign exchange hedging in the financial sector, the maturities of the receivables/liabilities are taken into account. Interest rate hedging is performed predominantly for the euro and the US dollar; the maturities of the underlying transactions are the focus of attention.

Operative hedging in the sphere of foreign exchange relates to the receivables and liabilities already recognized, generally adopting time horizons of between three and four months; strategic hedging in addition covers future financial years. As well as receivables and liabilities in respect of third parties, intra-Group financial receivables and liabilities are hedged.

Wacker Chemie AG is exposed to a credit risk where derivatives have a positive fair value and counterparties to a contract are unable to render performance. To restrict the exposure, transactions are conducted only within defined limits and with partners of very good creditworthiness. To enable risk management to be performed efficiently, the market risks within the Group are controlled centrally. The concluding and handling of transactions comply with internal guidelines and are subject to controls, taking account of the division of functions.

Nominal value is the net value of current derivative contracts. Fair values are calculated on the maturity (repurchase) values of the derivatives at balance sheet date. They are calculated on the basis of quoted prices or using standard calculation methods.

The derivatives are measured at fair value irrespective of their stated purpose; they are presented in the balance sheet under other assets and other liabilities. Where permissible, we apply hedge accounting for hedging currency exchange risks from future foreign exchange positions. In such instances, the changes in fair value of foreign exchange contracts and the changes in the intrinsic value of currency options are recognized directly in equity, with no effect on net income until the underlying transaction takes place. The changes in the time values of the currency options are recognized in the income statement.

Depending on the nature of the hedging transaction, they are booked in the income statement either under operating profit or, in the case of hedging of financial liabilities, under the interest result.

Derivatives

	2006		2005	
€ million	Nominal values	Market values	Nominal values	Market values
Foreign exchange derivatives	1,038.4	34.3	863.3	6.7
Interest rate derivatives	190.0	0.2	351.4	−24.0
Other derivatives	5.1	0.0	3.3	0.0

The increase in the nominal values of foreign exchange derivatives is mainly due to two facts – higher hedging rate and an increase in the underlying transaction planned. The currency option transactions still open at the end of 2006 will mature in the course of the subsequent fiscal years (2007–2009).

The currency option volumes at the end of 2006 were US$803 million (puts) and US$36 million (calls) as well as ¥1.4 billion (puts) and ¥0.6 billion (calls).

As a hedge for a liability with a variable interest rate, a constant maturity swap with cap was used, where 6-month EURIBOR rates are swapped against the five-year constant maturity swap rate. The nominal value of the derivative is €50 million; it matures in 2007. At the end of 2006, the negative market value of the derivative (€−0.3 million) was recognized within the corresponding liability. A cross-currency swap was used as a foreign-exchange hedge for a loan of US$70 million. It matures in 2010.

21 Explanations on the Statement of Cash Flows

The statement of cash flows is calculated by the indirect method. The indirect calculation adjusts the relevant changes in balance-sheet items to remove any exchange-rate effects or changes in scope of consolidation. The changes to the relevant balance-sheet items therefore cannot be reconciled with the corresponding values based on the published consolidated balance sheets. The cash flow from investments shows the actual outflow of funds. The associated values therefore cannot be reconciled with the additions to assets in the consolidated balance sheet either.

If subsidiaries or business activities are acquired or sold, the influences therefrom are shown as separate line items in the statement of cash flows.

The Group is financed mainly by bank loans granted in the form of loan commitments. Within the defined loan-commitment approval limits, our use of credit may be subject to considerable fluctuations both in a year and over several years.

These fluctuations cannot be interpreted as entering into and/or settling financial liabilities; consequently, only the changes in financial liabilities are shown in the statement of cash flows. Non-pagatory transactions in the statement of cash flows should be attributed to the segment "corporate functions/other" both in the year under review and in the prior-year period.

Net cash flow is the total cash flow from operations and investments.

Contained in the cash flow from operating activities are:

€ million	2006	2005
Tax payments	-124.9	-69.7
Interest payments	-34.1	-41.6
Interest income	9.9	5.1
Dividends received	7.7	5.4

22 Explanations on Segment Information

The section on segment information defines WACKER Group activities primarily by business division and secondarily by region. The distinction takes account of internal control functions and reporting as well as the different risk and income structures within the business divisions. The management report describes WACKER's primary segments in detail. WACKER's secondary segments are defined in the section on segments by region. The registered office determines the secondary segment to which a consolidated company is assigned.

Any activities not assigned to a primary segment are shown as "corporate functions/other." Results from currency translation which cannot be assigned to a segment are also shown here.

Balance-sheet and income statement items are assigned to the primary segments in accordance with commercial discretion. Assets used jointly by several segments are shown generally under "corporate functions/other" unless they can be assigned clearly to a particular segment. A similar approach is adopted for borrowed funds.

Segment information is always based on the same disclosure and measurement methods as the consolidated financial statements. Receivables, liabilities, accruals, income, expenses and results between the segments are eliminated in consolidation.

In the year under review, the system for procuring material for use by both the Polymers and Fine Chemicals segments was restructured. Said material is now procured solely by the Polymers segment. The latter charges the Fine Chemicals segment for the material, which is invoiced as internal sales.

Segment information was obtained as follows:

- Internal sales designate sales generated between the segments. They are billed mainly on the basis of market prices or planned direct costs.

- EBIT corresponds to operating income plus or minus income from investments in joint ventures and associates and other income from participations.

- The section on financial results shows what makes up other income from participations.

- Asset additions refer to intangible assets, property, plant and equipment, and investment property, as well as financial assets.

- Depreciation and amortization refers to intangible assets, property, plant investment property, and investment property.

- Assets include all assets on the balance sheet. Lendings, cash and cash equivalents and deferred taxes are always allocated to the segment "corporate functions/other."

- All borrowed funds are shown as liabilities. The Group's financial liabilities are broken down in proportion to segment assets.

- In Segments by Region, we have listed assets, liabilities and asset additions according to the relevant Group company's country of incorporation.

- Net assets correspond to equity.

- The Siltronic segment prepares its own consolidated financial statements. The figures in these statements are included largely unaltered in the Group's segment information. The breakdown rules (e.g. financial liabilities) between the other segments therefore do not apply to Siltronic.

23
Key Group Companies

1. Subsidiaries

in %	Capital share
Germany	
Consortium für elektrochemische Industrie GmbH, Munich	100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	100.00
Siltronic AG, Munich	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	80.00
Wacker-Chemie Dritte Venture GmbH, Munich	100.00
Wacker Biotech GmbH, Jena	100.00
Europe (excluding Germany)	
Wacker Chimie S.A.S., Lyon (France)	100.00
Wacker-Chemicals Ltd., Egham, Surrey (UK)	100.00
Wacker-Chemie Italia Srl, Peschiera Borromeo/Milan (Italy)	100.00
Siltronic Holding International B.V., Krommenie/Amsterdam (NL)	100.00
Wacker-Chemie Benelux B.V., Krommenie/Amsterdam (NL)	100.00
Siltronic Holding B.V., Krommenie/Amsterdam (NL)	100.00
The Americas	
Wacker Chemical Corp., Adrian, Michigan (USA)	100.00
Siltronic Holding Corp., Portland, Oregon (USA)	100.00
Siltronic Corp., Portland, Oregon (USA)	100.00
Wacker Polymer Systems L.P., Allentown, Pennsylvania (USA)	80.00
Wacker Quimica do Brasil Ltda., São Paulo (Brazil)	100.00
Asia	
Siltronic Singapore Pte. Ltd., Singapore	100.00
Siltronic Japan Corp., Hikari (Japan)	100.00
Wacker Chemicals Hong Kong Ltd., Hong Kong (China)	100.00
Wacker Chemicals China Ltd., Hong Kong (China)	100.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas (India)	51.00
Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang (China)	80.00
Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi (China)	80.00
Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang (China)	100.00
Wacker Chemicals (China) Company Ltd. (Holding), Shanghai (China)	100.00

II. Companies accounted for using the equity method

in %	Capital share
Air Products Korea Inc., Seoul (Korea)	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo (Japan)	50.00
Dow Corning (ZJG) Holding Co. Private Ltd., Singapore	25.00
Wacker Dymatic (Shunde) Co. Ltd., Guangdong (China)	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro (Mexico)	35.00
Planar Solutions L.L.C., Adrian, Michigan (USA)	50.00
Siltronic Samsung Wafer Pte. Ltd, Singapore	50.00

Indicators for companies valued at equity

€ million	2006	2005
Sales	105.8	86.4
Operating income	5.8	3.3
Net income	4.9	0.4
Total assets	355.0	91.5
Equity	285.7	32.9
Financial liabilities	21.9	34.8

The assets and financial liabilities are primarily non-current.

24
Related Party Disclosures

In accordance with IAS 24, parties that control, or are controlled by, Wacker Chemie AG must be named unless they are already included in Wacker Chemie AG's consolidated financial statements as a consolidated company. Control exists when a shareholder has more than half the voting rights in Wacker Chemie AG or, based on provisions in the articles of association or on contractual arrangements, is able to control the financial and business policy of the WACKER Group's Executive Board.

In the year under review, the WACKER Group is affected by the disclosure duties under IAS 24 only in respect of the business relations with Wacker Chemie AG's main shareholders and Executive and Supervisory Board members.

The benefit relations between Wacker Chemie AG and its majority shareholder, Dr. Alexander Wacker Familiengesellschaft mbH, are only of secondary importance. Wacker Chemie AG sold developed real estate to an Executive Board member for €0.6 million (the market value). Furthermore, WACKER Group companies did not conduct any significant transactions whatsoever with members of Wacker Chemie AG's Executive or Supervisory Board or with other key management personnel or with companies on whose executive or supervisory committees these parties sit. This likewise applies to close family members of the aforementioned parties.

Dr. Alexander Wacker Familiengesellschaft mbH, Munich, informed Wacker Chemie AG on June 7, 2006, that it holds over 50 % in Wacker Chemie AG's dividend-bearing shares (prior year: over 50 %).

Blue Elephant Holding GmbH, Pöcking, informed Wacker Chemie AG on April 12, 2006, that it holds over 10 % of Wacker Chemie AG's dividend-bearing shares (prior year: over 25 %).

Additionally, trade is conducted between some Group companies and their associated companies in the normal course of business. Business transactions are conducted at normal market terms and conditions. Receivables and liabilities in respect of associated companies are stated in Notes 10 and 16 of the consolidated financial statements. In the year under review, associated companies were charged €37.3 million (2005: €33.5 million) for sales, license revenue and administrative fees. In turn, the associated companies submitted invoices for material purchases and commissions to the amount of €0.3 million (2005: €0.4 million).

Compensation of Supervisory and Executive Board

in €	Fixed compensation	Variable compensation	Pensions/ service cost	Total
Executive Board compensation 2006	2,396,271	3,950,000	1,083,072	7,429,343
Executive Board compensation 2005	1,874,756	3,077,600	762,083	5,714,439
Pension payments to active Executive Board members 2006				11,417,558
Pension payments to active Executive Board members 2005				10,310,995
Pension payments to former members of the Executive Board and their dependants 2006				8,562,266
Pension payments to former members of the Executive Board and their dependants 2005				9,345,862
Supervisory Board compensation 2006	359,924	167,924		527,848
Supervisory Board compensation 2005	278,674	105,000		383,674

Detailed information about Executive Board compensation is contained in the Compensation Report. The Compensation Report is part of the management report. German commercial law requires the inclusion of this data in the consolidated financial statements. The Compensation Report is printed on pages 133–135 of this Annual Report.

The members of Wacker Chemie AG's Supervisory Board and Executive Board are listed on the following page.

Munich, February 21, 2007
Wacker Chemie AG

Peter-Alexander Wacker Rudolf Staudigl

Joachim Rauhut Auguste Willems

SUPERVISORY BOARD

Dr. Karl Heinz Weiss[1,2,3]
Chairman
Munich
Attorney

Member of Supervisory Board / Advisory Council
- Giesecke & Devrient
- Carl Hanser GmbH & Co. KG

Anton Eisenacker*[1,2,3]
Deputy Chairman
Perach
Certified Chemical Foreman

Peter Áldozó*
Burghausen
HR Specialist

Dr. Werner Biebl
Munich
State Attorney General (retired)

Gertrud Eberth-Heldrich
Munich
Attorney

Marko Fartelj*
Kirchdorf
Machine Operator

Uwe Fritz*[1]
Altötting
District Head of the Industrial Union IG Bergbau, Chemie, Energie – Altötting

Member of Supervisory Board
- Siltronic AG**

Eduard-Harald Klein*
Neuötting
Operator

Manfred Köppl*
Kirchdorf
Industrial Mechanic

Franz-Josef Kortüm[1,2]
Stockdorf

Chairman of Board of Management
- WEBASTO AG

Member of Supervisory Board / Advisory Council
- Delton AG
- Brose Fahrzeugteile GmbH & Co. KG

Seppel Kraus*
Munich
Regional Head of the Industrial Union IG Bergbau, Chemie, Energie – Bavaria/Munich

Member of Supervisory Board
- E.ON AG
- Novartis Deutschland GmbH
- Hexal AG

Prof. Dr. Stefan Leberfinger
Munich
Certified Public Accountant,
Tax Consultant

Chairman of the Board
- Hubert BURDA Foundation

Member of the Supervisory Board/ Advisory Council
- DOMAG Wohnbau AG
- Tomorrow Focus AG
- Thurn & Taxis Gesamtverwaltung
- Freiberger Holding GmbH & Co. KG
- K+L Ruppert Zentralverwaltung Stiftung & Co. KG

Hans-Joachim Stadter*
Burghausen
Personnel Development Specialist

Dr. Thomas Strüngmann
Tegernsee
Master of Business Administration

Member of the Supervisory Board
- Strenesse AG
- Südwestbank AG

Dr. Bernd W. Voss[3]
Kronberg i. T.

Member of the Board of Directors
- ABB Ltd.

Chairman of the Supervisory Board
- Bankhaus Reuschel & Co.

Member of the Supervisory Board
- Dresdner Bank AG
- Allianz Lebensversicherungs AG
- Continental AG
- Hapag-Lloyd AG
- OSRAM GmbH

Prof. Dr. Ernst-Ludwig Winnacker
Munich
Professor of Biochemistry at LMU, Munich
Secretary General of the European Research Council

Chairman of the Supervisory Board
- MediGene AG

Member of the Supervisory Board
- Bayer AG
- KWS Saat AG

[1] Mediation Committee Chairman: Dr. Karl Heinz Weiss
[2] Executive Committee Chairman: Dr. Karl Heinz Weiss
[3] Audit Committee Chairman: Dr. Bernd W. Voss

* Employee representative
** Associated companies

EXECUTIVE BOARD

Dr. Peter-Alexander Wacker
President & CEO

SILTRONIC
WACKER POLYSILICON

Executive Personnel
Corporate Development
Corporate Communications
Corporate Auditing
Legal, Tax, Insurance
Investor Relations

Chairman of Supervisory Board
- Siltronic AG*
- Pensionskasse der Wacker Chemie VVaG

Member of Supervisory Board/Advisory Council
- Giesecke & Devrient
- INA-Holding Schaeffler KG

Member of Supervisory Board
- Bankhaus Reuschel & Co.

Dr. Joachim Rauhut
Corporate Accounting
Corporate Controlling
Corporate Finance
Information Technology
Procurement & Logistics

Region: Europe

Member of Supervisory Board/Advisory Council
- J. Heinrich Kramer Holding GmbH
- Siltronic AG*

Dr. Rudolf Staudigl

WACKER SILICONES

Human Resources (Personnel Director)
Site Management
Environment, Chemicals, Safety
Corporate R&D
Corporate Intellectual Property

Region: Asia

Member of Supervisory Board/Advisory Council
- Groz-Beckert KG
- Siltronic AG*
- Pensionskasse der Wacker Chemie VVaG

Auguste Willems

WACKER POLYMERS
WACKER FINE CHEMICALS

Corporate Engineering
Sales & Distribution

Region: The Americas

* Subsidiary

DIVISIONS

Dr. Rainer Baumann
Corporate Development

Christian Bronisch
Legal, Tax, Insurance

Arno von der Eltz
WACKER POLYMERS

Alfred Höf
Sales & Distribution

Dr. Siegfried Kiese
Procurement & Logistics

Dr. Willi Kleine
Burghausen Plant

Dr. Tobias Ohler
Corporate Controlling

Folkhart Olschowy
Corporate Finance

Dr. Christoph von Plotho
WACKER SILICONES

Peter Polzer
Corporate Communications

Volker Radius
Corporate Engineering

Joachim Reichel
Information Technology

Ewald Schindlbeck
WACKER POLYSILICON

Dr. Gerhard Schmid
WACKER FINE CHEMICALS

Dr. Wilhelm Sittenthaler
Siltronic

Walter Vogg
Human Resources

Prof. Dr. Johann Weis
Corporate R&D

REPORT OF THE SUPERVISORY BOARD

Dear Shareholders,

In many respects, 2006 was a particularly important and successful year for the WACKER Group. One highlight was our strong sales and earnings growth. Others were the April IPO and our subsequent admission to Germany's MDAX stock index in mid-June.

The Supervisory Board continuously monitored Group management and advised the Executive Board on corporate strategy and key decisions. In doing so, we fulfilled the duties incumbent on us by law and under the Group's Articles of Incorporation and Rules of Procedure. We also took into account recommendations of Germany's Corporate Governance Code. In the year under review, the Executive Board extensively informed the Supervisory Board about Group developments – and specifically about risks as revealed by the risk management system. Between official meetings, the Executive Board also engaged in discussions with the Supervisory Board chairman to ensure continuous information flow. As a result, the Supervisory Board gained thorough knowledge of intended business policies, corporate (e.g. financial/investment/human resources) planning, profitability, business performance, and developments at Wacker Chemie AG and the Group. The Supervisory Board was involved in decisions of fundamental significance at an early stage.

The Supervisory Board's composition remained unchanged in 2006. Auguste Willems joined Wacker Chemie AG's Executive Board effective January 1, 2006.

Supervisory Board and Committee Meetings

Four Supervisory Board meetings were held in 2006, two in each half of the year. All the Supervisory Board members took part in at least half the Supervisory Board meetings in the year under review. At each meeting, the Supervisory Board evaluated the Executive Board's management – on the basis of Executive Board reports – and discussed strategic business development opportunities and other key topics with the Executive Board. There wasn't a need for additional monitoring measures such as inspection of corporate documents or expert counsel.

The plenary meetings were prepared by shareholder and employee representatives in their own separate sessions.

Key topics deliberated by the Supervisory Board during 2006 included WACKER's IPO, polysilicon-capacity expansion, the joint venture to build a 300 mm fab with Samsung, and construction of HDK® and silicone production facilities in China. Other issues were the Consortium für elektrochemische Industrie GmbH's merger with Wacker Chemie AG and divestiture plans of joint-venture partner Air Products Chemicals Inc.

When the Executive Board submitted measures to the Supervisory Board for approval, the documents presented included a description of key points to consider.

At its meeting of December 8, 2006, the Supervisory Board discussed and approved fiscal 2007 plans for the WACKER Group. The 2007 capital expenditure budget was also approved.



Dr. Karl Heinz Weiss

The Supervisory Board created three committees – a Mediation Committee in accordance with the German Co-Determination Act (Section 27, Subsection 3), an Executive Committee and an Audit Committee.

The Audit Committee met four times in 2006. Key topics were an audit of the 2005 Wacker Chemie AG and WACKER Group financial statements, the IPO, and discussion of the Group's quarterly reports. Moreover, the Audit Committee handled relations with WACKER's independent auditor.

The Executive Committee held five meetings via oral and written discussions in 2006. These served to settle the Executive Board's personnel-related issues.

The Mediation Committee – formed in accordance with Germany's Co-Determination Act (Section 27, Subsection 3) – did not need to meet in fiscal 2006. The Supervisory Board was regularly informed of the committees' work.

Corporate Governance

During its meeting on December 8, 2006, the Supervisory Board dealt with the Group's implementation of corporate governance principles. At this meeting, the Supervisory and Executive Boards passed the annual Declaration of Conformity – in accordance with Section 161 of Germany's Stock Corporation Act – and posted this on the company's website for shareholder access. The declaration appears on page 131 of the Annual Report.

At its December meeting, the Supervisory Board also reviewed the efficiency of its own activities – arriving at a positive evaluation.

Annual Financial Statements

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft is the auditing firm chosen at the last shareholder meeting. KPMG audited the Wacker Chemie AG and WACKER Group annual financial statements (including WACKER's accounting system) and the Management Report of December 31, 2006. They were approved without qualification. The Group's risk management system was audited in accordance with Section 91 of Germany's Stock Corporation Act. The audit verified that the risk management system corresponds to legal requirements. No material business risks were identified. Financial-statement documents (including the auditor's report, the Management reports and the Executive Board's appropriation-of-profits proposal) were submitted to all Supervisory Board members in due time.

At the Audit Committee meeting of March 6, 2007 and the Supervisory Board meeting of March 16, 2007, the above-mentioned statements and reports were reviewed and examined by us in the presence of the auditor (who reported on the audit's main results). After concluding our examination, we found no grounds for disputing the financial statements, the Wacker Chemie AG and Group Management reports or the auditor's report.

Accordingly, we concur with the audit's result. The financial statements of both Wacker Chemie AG (as submitted by the Executive Board) and the WACKER Group are hereby approved. Wacker Chemie AG's consolidated financial statements are thus finalized. We approve the Executive Board's profit appropriation proposal.

The Executive Board issued detailed statements – in accordance with Section 315, Subsection 4 of Germany's Commercial Code (HGB) – to be found on page 50 of the Management Report. These statements particularly address existing treasury shares, direct capital stakes and major agreements relating to changes in ownership structure following takeover bids. The Supervisory Board has examined these statements and explanations. Our conclusion is that the Management Report statements as per Section 315, Subsection 4 of Germany's Commercial Code (HGB) and the Executive Board's explanations are accurate. We agree with the above statements.

The Supervisory Board expresses its sincere thanks for, and appreciation of, the efforts of the Executive Board and all employees throughout 2006.

Munich, March 16, 2007
The Supervisory Board

Karl-Heinz Weiss

Dr. Karl Heinz Weiss
Chairman

CORPORATE GOVERNANCE

Wacker Chemie AG attaches great importance to the rules of proper Corporate Governance. With a few exceptions, we comply with the recommendations contained in Germany's Corporate Governance Code. The exceptions are listed in the following declaration of conformity (issued in December 2006 by the Executive Board and Supervisory Board in accordance with Section 161 of the German Stock Corporation Act (AktG)):

Declaration of Conformity 2006 by the Executive Board and the Supervisory Board of Wacker Chemie AG

1. General Declaration pursuant to § 161 German Stock Corporation Act

We declare that we complied in 2006 and will comply in 2007 with the recommendations of the "Government Commission on German Corporate Governance Code," effective at the time of this declaration and as issued and published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette except for the following.

2. Exceptions

a) D&O Insurance – Deductible

D&O insurance/policy effected for the corporation's board members or employees acting as a management body does not include a deductible for the individual.

b) Corporate Governance Report

A report on the corporation's corporate governance by the Executive Board and the Supervisory Board shall be included in the annual report. This report shall also include an explanation of any deviation from the recommendations of the Code. Such report is regulated by § 161 German Stock Corporation Act which partially varies from the Code in regards to content.

The Executive Board and Supervisory Board have decided to execute a declaration solely in accordance with the legal provisions. To that effect, we depart from the recommendations of the Code in regards to content and form of the Corporate Governance Report.

c) Regular review of the Executive Board's compensation system structure by the full Supervisory Board

The structure of the Executive Board's compensation system is reviewed regularly by the Executive Committee. A report detailing the activities of the Supervisory Board committees, including the activities of the Executive Committee, is given regularly in the plenary meeting of the Supervisory Board. If and to the extent that the recommendation of the Code goes beyond the aforementioned reporting, we do not comply.

d) Information regarding the main features of the Executive Board's compensation system at the Annual Shareholder Meeting

Our annual report includes extensive information, including facts about the Executive Board's compensation system for our shareholders. We regard any further proactive measures as unnecessary.

e) Announcement of proposed candidates for the chair of the Supervisory Board to the shareholders

This recommendation states that shareholders are to be informed of any candidates for the Supervisory Board chair, even though the Supervisory Board usually still has to be appointed. Under German law, the Supervisory Board chair is to be chosen by, and from among, the Supervisory Board members. There is currently no legal requirement to announce the candidates for the chair from among a group of as-yet unappointed Supervisory Board members. Furthermore, this would, above all, result in a de facto predetermination which is also not provided for under German law. For these reasons, we do not comply with this recommendation.

f) Transfer of Executive Board members to the Supervisory Board, taking the chair of the Supervisory Board or the chair of committees

In our opinion, it may very well make sense for former members of the Executive Board to join the Supervisory Board and also to chair the Supervisory Board or various specific committees. In fact, the knowledge of former Executive Board members about the company increases the efficiency of control exercised by the Supervisory Board. We do not see any disadvantage in a Supervisory Board which, in accordance with the Code, is well-balanced with respect to its members. As we do not agree with this recommendation we do not comply with it.

g) Publication of interim reports

In 2006, the first two quarterly reports were not publicly posted within the 45 days recommended by the German Corporate Governance Code. However, this recommendation was met as of Q3 2006 and will be complied with throughout 2007.

COMPENSATION REPORT

Report on Executive Board Compensation

The compensation of Wacker Chemie AG's Executive Board is set by the Executive Committee of the Supervisory Board. In fiscal 2006, Executive Board compensation comprised the following key components:

- A fixed annual salary:

  The fixed annual salary is paid in equal monthly installments.

- A performance and success-oriented variable bonus:

  The variable bonus is paid retrospectively once a year. The amount depends on the achievement of goals – i.e. the goals agreed annually for the WACKER Group with regard to earnings after capital cost, cash flow and profitability and the goals for individual Board members. The bonus is set by the Executive Committee of the Supervisory Board after the consolidated financial statements have been approved. Executive Board members are entitled to a minimum bonus.

- Company pension:

  Executive Board members earn the right to an annual pension, payable when an insured event occurs (i.e. on reaching the agreed retirement age or in the case of long-term occupational disability). Dr. Wacker, Dr. Rauhut and Dr. Staudigl are entitled to an annual pension prior to the insured event should they leave the Executive Board against their will without due cause or should they terminate their contract voluntarily and with due cause, on grounds for which the company is responsible.

  The pension sum is calculated according to the last fixed annual salary received and, typically, according to the length of Executive Board membership.

Fixed annual salaries were last adjusted in 2002. Variable bonuses were raised for calendar year 2005 and subsequent years.

The company provides Executive Board members with suitable insurance cover, especially D&O insurance.

In the event of a "change of control," Dr. Wacker (President & CEO) has the right to terminate his employment contract. When exercising said right, Dr. Wacker is entitled to severance pay amounting to the annual income expected for the remaining term of his contract, as applicable at the time of termination.

Executive Board Compensation

in €	Fixed compensation[1]	Variable compensation	Pension[2]	Total
Dr. Peter-Alexander Wacker				
2006	801,285	1,370,000	774,390	2,945,675
2005	799,209	1,320,400	700,238	2,819,847
Dr. Joachim Rauhut				
2006	537,223	915,000	193,989	1,646,212
2005	539,491	878,600	166,846	1,584,937
Dr. Rudolf Staudigl				
2006	537,374	915,000	337,559	1,789,933
2005	536,056	878,600	306,106	1,720,762
Auguste Willems				
2006	520,389	750,000	215,352	1,485,741
Overall total				
2006	2,396,271	3,950,000	1,521,290	7,867,561
2005	1,874,756	3,077,600	1,173,190	6,125,546

[1] Fixed compensation includes the use of a company car.

[2] Pension figures include both interest cost and current service cost. The interest cost amounts to €438,218 (2005: €411,107).

Pension obligations for Executive Board members

in €	
Pension obligations for active Executive Board members	
2006	11,417,558
2005	10,310,995
Pension obligations for former members of the Executive Board or their dependants	
2006	8,562,266
2005	9,345,862

Report on Supervisory Board Compensation

The compensation of Wacker Chemie AG's Supervisory Board members is governed by the company's Articles of Incorporation.

Each Supervisory Board member receives fixed annual compensation of €15,000, payable at the end of a fiscal year. Supervisory Board members who join or leave the Supervisory Board during the year receive a pro rata share of said compensation.

In addition to their fixed compensation, Supervisory Board members receive success-oriented compensation for the previous fiscal year after the consolidated financial statements have been approved. Their success-oriented compensation is calculated as a percentage of return on assets[1]. Success-oriented compensation lies between 0 % and 125 % of fixed annual compensation.

Fixed and success-oriented compensation is multiplied by a factor of 3 for the Chairman of the Supervisory Board, by a factor of 2 for his deputy or a chairman of a committee and by a factor of 1.5 for a committee member. Where a person serves in more than one function, their additional functions are not taken into account.

Supervisory Board Compensation

in €	Fixed compensation	Variable compensation	Total
Year 2006	359,924	167,924	527,848
Year 2005	278,674	105,000	383,674

Supervisory Board members receive a lump-sum payment of €12,000 to cover expenses necessary for the performance of their duties.

Additionally, they are reimbursed for value-added tax payable on their compensation.

The company provides Supervisory Board members with suitable insurance cover. In particular, it takes out D&O insurance policies for them.

[1] For this purpose, the return on assets is understood to be the ratio of EBIT to invested capital, pursuant to the Group's IFRS-compliant consolidated financial statements. Invested capital equals the sum of non-current and current assets minus cash and cash equivalents.

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by Wacker Chemie AG, Munich, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRS as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Paragraph 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, February 23, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hoyos
(Wirtschaftsprüfer)

Rohrbach
(Wirtschaftsprüfer)



CALENDAR

May 8, 2007
Publication of Q1 2007 quarterly report
(January to March)

May 29, 2007
Annual shareholder meeting

August 2, 2007
Publication of Q2 2007 quarterly report
(April to June)

November 8, 2007
Publication of Q3 2007 quarterly report
(July to September)

Contact: Investor Relations
Jörg Hoffmann
Head of Investor Relations
Tel. +49 89 6279-1633
joerg.hoffmann@wacker.com

Wacker Chemie AG
Corporate Communications
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-0, www.wacker.com



Europe

- Croatia
- Czech Republic
- France
- Germany
- Greece
- Hungary
- Italy
- Netherlands
- Poland
- Russia
- Spain
- Sweden
- Turkey
- United Kingdom

The Americas

- Brazil
- Mexico
- USA

Asia

- Australia
- China
- India
- Indonesia
- Japan
- Singapore
- South Korea
- Taiwan
- Thailand
- United Arab Emirates
- Vietnam

Sites

○ Production
● Sales
◐ Production and sales

△ Production and technical center
▲ Sales and technical center
◭ Production, sales and technical center

WACKER WORLDWIDE

WACKER WORLDWIDE





WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-0
Fax +49 89 6279-1770

www.wacker.com



END